Dreyfus Founders Balanced Fund

Balanced Fund is closed to new investors.
Please see the prospectus for additional information.

ANNUAL REPORT December 31, 2007



Dreyfus
A BNY Mellon Company℠

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The views expressed in this report reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

The Fund



A LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Founders Balanced Fund, covering the 12-month period from January 1, 2007, through December 31, 2007.

Looking back, 2007 was a year of significant change for the stock market. Turmoil in the sub-prime mortgage market, declining housing values and soaring energy prices sparked a "flight to quality" in which investors reassessed their attitudes toward risk. As a result, smaller, more speculative companies that had led the stock market over the past several years lost value over the second half of the year, while shares of larger, multinational growth companies returned to favor. Many financial services and consumer discretionary companies were hurt by repercussions from the sub-prime lending crisis and economic downturn, but energy and basic materials producers generally moved higher along with underlying commodity prices.

The turbulence of 2007 reinforced a central principle of successful investing: diversification. Investors with broad exposure to the world's stock and bond markets were better protected from the full impact of market volatility in areas that, earlier in the year, were among the bright spots at the time. As we look ahead, we believe that now is the perfect time to meet with your financial advisor, who can help you plan and diversify your investment portfolio in a way that manages the potential opportunities and risks that may continue to arise in 2008.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chairman, President and Chief Executive Officer
Founders Asset Management LLC
January 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period between January 1, 2007, and December 31, 2007, as provided by John B. Jares, CFA, and Catherine Powers, CFA, Portfolio Managers

Fund and Market Performance Overview

Softer consumer spending, a slowing U.S. economy and escalating sub-prime mortgage delinquencies and defaults weighed on U.S. stock and bond markets during 2007. However, large-capitalization growth stocks posted stronger returns than most other equity market segments as investors grew increasingly risk-averse, and U.S. Treasury bonds gained value in a "flight to quality" among investors. The fund's returns generally were slightly higher than its benchmark, mainly due to strength among the growth-oriented stocks favored by the fund's equity portfolio.

For the 12-month period ended December 31, 2007, Dreyfus Founders Balanced Fund produced total returns of 6.24% for Class A shares, 6.54% for Class B shares, 5.21% for Class C shares, 6.27% for Class F shares, 6.37% for Class I shares and 5.52% for Class T shares,[1] in comparison to its benchmark, the Standard & Poor's 500 Composite Stock Price Index, which gained 5.49% for the same time period.[2]

The Fund's Investment Approach

The fund seeks current income and capital appreciation by investing in a balanced portfolio of common stocks, U.S. and foreign government debt securities and corporate fixed-income obligations. The fund's equity portion uses a "growth style" of investing, in which we search for companies whose fundamental strengths suggest the potential for superior earnings growth over time. Our "bottom-up" approach emphasizes individual stock selection through intensive qualitative and quantitative research. When choosing bonds, we consider their income characteristics as well as the potential for capital appreciation. We may invest in U.S. government securities, investment-grade and high yield corporate bonds, mortgage-related securities and asset-backed securities.

Stocks and Bonds Posted Mixed Results amid Heightened Volatility

Stocks advanced broadly and bonds remained in a narrow trading range over the first half of 2007, due to strong corporate earnings, moderate economic growth and stable short-term interest rates. However, market conditions changed dramatically over the second half of the year, when a credit crisis emanating from the sub-prime mortgage market spread to other areas of the financial markets. As investors reassessed their attitudes toward risk, they turned away from the smaller, more speculative stocks and higher-yielding bonds that previously led the markets' advances. Instead, newly risk-averse investors began to favor U.S. Treasury securities and large growth companies with a presence in overseas markets.

Our Sector Allocation and Security Selection Strategies Boosted Equity Results

The fund's underweighted allocation to lagging financial and consumer discretionary stocks supported its relative performance. In addition, our security selection strategy scored a number of successes. In the consumer discretionary area, specialty retailer Gap, Inc. benefited from solid execution by a new management team in restructuring the company. In the telecommunication services sector, handset maker Nokia saw an increase in Chinese and Indian contracts. In other industry groups, brokerage firm Charles Schwab & Co. benefited from strong asset inflows, while oil producer Exxon Mobil's stock price advanced along with crude oil prices. Among information technology companies, computer and electronics producer Apple scored a resounding success with the introduction of its iPhone, and software giant Microsoft achieved gains in its gaming platforms and operating systems divisions. Online media leader Google and hardware manufacturer Hewlett-Packard both captured larger shares of their respective markets.

However, strong performance in these areas was partly offset by underweighted allocations to the industrials and materials areas and a lack of exposure to some of these sectors' top individual performers. In addition, semiconductor manufacturers Marvell Technology Group and Broadcom were hindered by company-specific issues, while banking giant Citigroup fell victim to subprime mortgage turmoil and retailer Home Depot suffered from depressed activity in the housing industry.

Non-Treasury Holdings Constrained Fixed-Income Performance

The fund's relatively light holdings of U.S. Treasuries and overweighted position in shorter-duration corporate bonds and asset-backed securities proved to be a drag on performance. We had adopted a defensive investment posture with regard to investment-grade corporate bonds, including an emphasis on issuers that tend to be less vulnerable to risks associated with leveraged buyouts. However, this focus detracted from relative performance during the credit crisis. While the portfolio's holdings of asset-backed securities were composed primarily of AAA-rated bonds and fixed-rate mortgages, their underperformance had a negative impact on the portfolio's returns.

On a more positive note, underweighted exposure to mortgage-backed securities helped shield the fund from some of the sector's weakness during the downturn, and our "bulleted" yield curve strategy benefited from widening yield differences along the market's maturity range.

Finding Growth and Income Opportunities in a Challenging Market

Despite the Federal Reserve Board's attempts to calm the stock and bond markets, uncertainty has persisted with regard to elevated energy prices, the housing recession, ongoing sub-prime turmoil and mounting bank losses. We believe recent price dislocations have created opportunities to purchase stocks and high-quality corporate bonds at more attractive valuations. However, we are proceeding cautiously until the economic outlook becomes clearer.

On November 8, 2007, the fund's Board of Directors approved, subject to shareholder approval, an Agreement and Plan of Reorganization, which provides for the transfer of the fund's assets to the Growth and Income Portfolio of Dreyfus LifeTime Portfolios, Inc. ("Growth and Income Portfolio") in a tax-free exchange for shares of the Growth and Income Portfolio. If approved, the Reorganization is expected to be completed in the second quarter of 2008.

January 15, 2008

Part of the fund's performance is due to assets received from class action settlements regarding prior fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided for the fund's Class I and Class T shares reflect the absorption of certain portfolio expenses by an affiliate of Founders pursuant to an agreement that will extend through at least August 31, 2008, and will not be terminated without prior notice to the fund's Board of Directors. Had these expenses not been absorbed, the fund's Class I and Class T shares' returns would have been lower.*

[2] *SOURCE: LIPPER, INC. – The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance. The total return figure cited for this index assumes change in security prices and reinvestment of dividends, but does not reflect the costs of managing a mutual fund.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Founders Balanced Fund Class F shares with the Standard & Poor's 500 Composite Stock Price Index and the Lipper Balanced Fund Index

†   *Source: Lipper Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Balanced Fund on 12/31/97 to a $10,000 investment made in each of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index") and the Lipper Balanced Fund Index (the "Lipper Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class A, Class B, Class C, Class I and Class T shares will vary from the performance of Class F shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph takes into account all applicable Class F fees and expenses (after any expense reimbursements). The S&P 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. Unlike the fund, it does not contain a fixed-income component. The Lipper Balanced Fund Index is an equal dollar weighted index of the largest mutual funds within the Balanced Fund classification, as defined by Lipper. Unlike a mutual fund, the indices are not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 12/31/07*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (5.75%)	**12/31/99**	**0.14%**	**7.68%**	**–**	**(0.55)%**
without sales charge	**12/31/99**	**6.24%**	**8.98%**	**–**	**0.19%**
Class B shares					
with applicable redemption charge †	**12/31/99**	**2.54%**	**8.08%**	**–**	**(0.37)%††**
without redemption	**12/31/99**	**6.54%**	**8.38%**	**–**	**(0.37)%††**
Class C shares					
with applicable redemption charge †††	**12/31/99**	**4.21%**	**8.00%**	**–**	**(0.85)%**
without redemption	**12/31/99**	**5.21%**	**8.00%**	**–**	**(0.85)%**
Class F shares	**2/19/63**	**6.27%**	**9.16%**	**1.41%**	**N/A**
Class I shares	**12/31/99**	**6.37%**	**9.13%**	**–**	**0.26%**
Class T shares					
with applicable sales charge (4.5%)	**12/31/99**	**0.73%**	**7.49%**	**–**	**(0.43)%**
without sales charge	**12/31/99**	**5.52%**	**8.47%**	**–**	**0.14%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares, but does reflect expense reimbursements for certain share classes. Part of the fund's performance is due to amounts received from class action settlements regarding prior fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *Assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

††† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial advisor.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Founders Balanced Fund from July 1, 2007 to December 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses. To estimate the expenses you paid on your account over this period, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the results by the number in the Expenses paid per $1,000 line for the class of shares you own.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2007

	Class A	Class B	Class C	Class F	Class I	Class T
Expenses paid per $1,000†	$ 8.28	$ 10.18	$ 14.07	$ 8.02	$ 9.20	$ 13.00
Ending value (after expenses)	$1,026.60	$1,029.50	$1,022.30	$1,026.70	$1,026.90	$1,022.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2007

	Class A	Class B	Class C	Class F	Class I	Class T
Expenses paid per $1,000†	$ 8.24	$ 10.11	$ 13.99	$ 7.98	$ 9.15	$ 12.93
Ending value (after expenses)	$1,017.04	$1,015.17	$1,011.29	$1,017.29	$1,016.13	$1,012.35

† Expenses are equal to the fund's annualized expense ratio of 1.62% for Class A shares, 1.99% for Class B shares, 2.76% for Class C shares, 1.57% for Class F shares, 1.80% for Class I shares and 2.55% for Class T shares; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

December 31, 2007

Common Stocks−62.0%	Shares	Value ($)
Advertising−.6%		
Omnicom Group	6,846	**325,390**
Air Freight & Logistics−.4%		
FedEx	2,322	**207,053**
Apparel Retail−2.3%		
Gap	38,554	820,429
Urban Outfitters	15,499 ᵃ	422,503
		1,242,932
Application Software−.4%		
Autodesk	4,121 ᵃ	**205,061**
Asset Management & Custody Banks−1.0%		
Janus Capital Group	8,232	270,421
State Street	3,722	302,226
		572,647
Automotive Retail−1.1%		
Advance Auto Parts	15,762	**598,799**
Biotechnology−2.6%		
Amylin Pharmaceuticals	11,296 ᵃ	417,952
Genentech	5,811 ᵃ	389,744
Gilead Sciences	13,381 ᵃ	615,660
		1,423,356
Broadcasting & Cable TV−.3%		
Discovery Holding, Cl. A	7,100 ᵃ	**178,494**
Casinos & Gaming−.5%		
International Game Technology	5,919	**260,022**
Communications Equipment−3.2%		
Cisco Systems	34,246 ᵃ	927,039
Corning	16,174	388,014
Juniper Networks	13,708 ᵃ	455,106
		1,770,159
Computer & Electronics Retail−1.0%		
Best Buy	9,923	**522,446**
Computer Hardware−3.2%		
Apple	4,637 ᵃ	918,497
Hewlett-Packard	12,869	649,627
Teradata	7,141 ᵃ	195,735
		1,763,859

Common Stocks (continued)	Shares	Value ($)
Computer Storage & Peripherals–.7%		
EMC	19,595 [a]	**363,095**
Department Stores–.5%		
Nordstrom	7,421	**272,573**
Diversified Chemicals–.5%		
E.I. du Pont de Nemours & Co.	6,006	**264,805**
Education Services–.4%		
DeVry	4,369	**227,013**
Environmental & Facilities Services–.9%		
Waste Management	15,026	**490,899**
Food Retail–1.1%		
Whole Foods Market	15,403	**628,442**
Health Care Equipment–.3%		
Medtronic	3,443	**173,080**
Home Entertainment Software–1.4%		
Electronic Arts	13,052 [a]	**762,367**
Home Improvement Retail–.5%		
Home Depot	10,047	**270,666**
Household Products–1.1%		
Colgate-Palmolive	3,986	310,749
Procter & Gamble	4,208	308,951
		619,700
Hypermarkets & Super Centers–2.3%		
Costco Wholesale	4,350	303,456
Wal-Mart Stores	19,880	944,896
		1,248,352
Industrial Conglomerates–1.9%		
General Electric	28,231	**1,046,523**
Integrated Oil & Gas–2.8%		
Chevron	3,985	371,920
Exxon Mobil	12,204	1,143,393
		1,515,313
Integrated Telecommunication–.5%		
Verizon Communications	6,017	**262,883**
Internet Retail–1.1%		
Amazon.com	1,778 [a]	164,714
eBay	13,124 [a]	435,586
		600,300

Common Stocks (continued)	Shares	Value ($)
Internet Software & Services–2.3%		
Google, Cl. A	1,310 [a]	905,839
Yahoo!	15,815 [a]	367,857
		1,273,696
Investment Banking & Brokerage–1.9%		
Charles Schwab	28,174	719,846
Goldman Sachs Group	1,517	326,231
		1,046,077
IT Consulting & Other Services–.4%		
Accenture, Cl. A	6,831	**246,121**
Leisure Facilities–.5%		
Royal Caribbean Cruises	6,526	**276,964**
Life & Health Insurance–1.0%		
Unum Group	23,285	**553,950**
Life Sciences Tools & Services–2.0%		
Pharmaceutical Product Development	10,128	408,867
Thermo Fisher Scientific	12,142 [a]	700,351
		1,109,218
Movies & Entertainment–.4%		
Walt Disney	7,480	**241,454**
Oil & Gas Equipment & Services–1.3%		
Halliburton	7,417	281,178
Schlumberger	4,341	427,024
		708,202
Oil & Gas Exploration & Production–.6%		
Ultra Petroleum	4,493 [a]	**321,250**
Oil & Gas Refining & Marketing–.7%		
Sunoco	2,592	187,764
Tesoro	3,835	182,930
		370,694
Other Diversified Financial Services–.6%		
Citigroup	11,613	**341,887**
Packaged Foods & Meats–1.9%		
Cadbury Schweppes, ADR	7,304	360,599
Dean Foods	13,137	339,723
Kraft Foods, Cl. A	10,751	350,805
		1,051,127

Common Stocks *(continued)*	Shares	Value ($)
Personal Products–1.4%		
Avon Products	12,633	499,382
Estee Lauder Cos., Cl. A	5,877	256,296
		755,678
Pharmaceuticals–3.8%		
Allergan	9,225	592,614
Covance	1,734 a	150,199
Johnson & Johnson	2,830	188,761
Merck & Co.	8,613	500,501
Pfizer	10,561	240,052
Schering-Plough	14,937	397,922
		2,070,049
Property & Casualty Insurance–.2%		
MBIA	4,762	**88,716**
Railroads–.5%		
Canadian National Railway	5,323	**249,808**
Restaurants–.4%		
Starbucks	11,484 a	**235,077**
Semiconductor Equipment–1.3%		
KLA-Tencor	6,107	294,113
MEMC Electronic Materials	4,477 a	396,170
		690,283
Semiconductors–2.0%		
Broadcom, Cl. A	14,819 a	387,369
Intersil, Cl. A	6,505	159,242
Marvell Technology Group	19,418 a	271,464
Maxim Integrated Products	11,376	301,236
		1,119,311
Specialized Finance–.5%		
CME Group	423	**290,178**
Specialty Chemicals–.4%		
Ecolab	3,853	**197,312**
Systems Software–4.4%		
Adobe Systems	13,439 a	574,249
Microsoft	51,544	1,834,966
		2,409,215
Tobacco–.9%		
Altria Group	6,607	**499,357**
Total Common Stocks		
(cost $29,318,231)		**33,961,853**

Bonds and Notes–36.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense−.2%				
Boeing Capital, Sr. Unscd. Notes	7.38	9/27/10	100,000	**107,354**
Asset-Backed Ctfs./ Auto Receivables−.7%				
Americredit Prime Automobile Receivables, Ser. 2007-1, Cl. B	5.35	9/9/13	20,000	20,118
Americredit Prime Automobile Receivables, Ser. 2007-1, Cl. C	5.43	2/10/14	20,000	19,726
Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. B	4.64	4/15/10	74,000	74,016
Ford Credit Auto Owner Trust, Ser. 2007-A, Cl. C	5.80	2/15/13	100,000	97,489
Hyundai Auto Receivables Trust, Ser. 2006-B, Cl. C	5.25	5/15/13	100,000	99,191
Wachovia Auto Loan Owner Trust, Ser. 2007-1, Cl. D	5.65	2/20/13	75,000	70,506
				381,046
Asset-Backed Ctfs./Credit Cards−.7%				
BA Credit Card Trust, Ser. 2007-C1, Cl. C1	5.32	6/15/14	200,000 b	186,032
Citibank Credit Card Issuance Trust, Ser. 2006-C4, Cl. C4	5.47	1/9/12	190,000 b	183,648
				369,680
Asset-Backed Ctfs./ Home Equity Loans−.1%				
Credit Suisse Mortgage Capital Certificates, Ser. 2007-1, Cl. 1A6A	5.86	2/25/37	65,000 b	**61,903**
Automotive−.2%				
Ford Motor Credit, Unscd. Notes	7.38	10/28/09	100,000	**94,124**
Banking−2.9%				
BTM Curacao Holdings, Bank Gtd. Notes	4.76	7/21/15	175,000 b,c	174,213
Chevy Chase Bank, Sub. Notes	6.88	12/1/13	55,000	52,388
Chuo Mitsui Trust & Banking, Jr. Sub. Notes	5.51	12/29/49	100,000 b,c	91,949
Citigroup, Sr. Unscd. Notes	5.30	10/17/12	50,000	50,651

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banking (continued)				
Compass Bank,				
Bonds	5.50	4/1/20	110,000	103,494
Credit Suisse First Boston USA,				
Gtd. Notes	4.13	1/15/10	165,000	164,212
Credit Suisse Guernsey,				
Jr. Sub. Notes	5.86	5/29/49	52,000 b	46,550
Credit Suisse USA,				
Gtd. Notes	5.50	8/16/11	125,000	128,441
Glitnir Banki,				
Sub. Notes	6.69	6/15/16	100,000 b,c	100,739
JPMorgan Chase & Co.,				
Sub. Notes	5.13	9/15/14	115,000	112,721
M&T Bank,				
Sr. Unscd. Bonds	5.38	5/24/12	55,000	54,855
Marshall & Ilsley,				
Sr. Unscd. Notes	5.63	8/17/09	105,000	106,044
Royal Bank of Scotland Group,				
Jr. Sub. Bonds	6.99	10/29/49	100,000 b,c	99,699
Wachovia Bank,				
Sub. Notes	5.00	8/15/15	115,000	108,749
Washington Mutual,				
Sr. Sub. Notes	8.25	4/1/10	110,000	105,045
Zions Bancorporation,				
Sub. Notes	6.00	9/15/15	85,000	82,528
				1,582,278
Brokerage−2.5%				
Amvescap,				
Sr. Unscd. Notes	5.38	12/15/14	25,000	23,434
Bear Stearns,				
Notes	3.25	3/25/09	170,000	164,613
Bear Stearns,				
Sr. Unscd. Notes	5.50	8/15/11	90,000	88,865
Goldman Sachs Capital II,				
Gtd. Bonds	5.79	12/29/49	35,000 b	31,161
Goldman Sachs Group,				
Sr. Notes	5.35	1/15/16	110,000	108,997
Janus Capital Group,				
Notes	6.25	6/15/12	40,000	40,955
Jefferies Group,				
Sr. Unscd. Debs	6.25	1/15/36	120,000	107,264

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Brokerage (continued)				
Lehman Brothers Holdings, Notes	4.25	1/27/10	165,000	162,130
Lehman Brothers Holdings, Sr. Notes	6.00	7/19/12	85,000	86,550
Merrill Lynch & Co., Notes	4.79	8/4/10	165,000	163,495
Merrill Lynch & Co., Sub. Notes	6.05	5/16/16	140,000	137,560
Morgan Stanley, Notes	4.00	1/15/10	170,000	167,164
Morgan Stanley, Notes	5.55	4/27/17	100,000	97,517
				1,379,705
Chemicals−.0%				
Rohm & Haas, Unsub. Notes	5.60	3/15/13	15,000	**15,587**
Commercial Mortgage Pass-Through Ctfs.−4.1%				
Banc of America Commercial Mortgage, Ser. 2002-2, Cl. A3	5.12	7/11/43	95,000	96,203
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW14, Cl. AAB	5.17	12/11/38	190,000	188,946
Bear Stearns Commercial Mortgage Securities, Ser. 2007-T26, Cl. AAB	5.43	1/12/45	225,000	225,918
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW13, Cl. A3	5.52	9/11/41	30,000	30,224
Bear Stearns Commercial Mortgage Securities, Ser. 2006-T24, Cl. AAB	5.53	10/12/41	110,000	111,340
Citigroup/Deutsche Bank Commercial Mortgage Trust, Ser. 2007-CD4, Cl. A2B	5.21	12/11/49	110,000	109,982
Crown Castle Towers, Ser. 2006-1A, Cl. B	5.36	11/15/36	25,000 [c]	24,548
Crown Castle Towers, Ser. 2006-1A, Cl. C	5.47	11/15/36	70,000 [c]	68,151
Crown Castle Towers, Ser. 2006-1A, Cl. D	5.77	11/15/36	55,000 [c]	52,708

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage **Pass-Through Ctfs. (continued)**				
Global Signal Trust, Ser. 2006-1, Cl. D	6.05	2/15/36	45,000 c	43,829

GMAC Commercial Mortgage
  Securities, Ser. 2003-C3,
  Cl. A3
	4.65	4/10/40	175,000	174,874

Goldman Sachs Mortgage Securities
  Corporation II, Ser. 2007-EOP,
  Cl. E
	5.69	3/6/20	45,000 b,c	43,205

Goldman Sachs Mortgage Securities
  Corporation II, Ser. 2007-EOP,
  Cl. K
	6.30	3/6/20	25,000 b,c	22,728

J.P. Morgan Chase Commercial
  Mortgage Securities,
  Ser. 2004-C1, Cl. A2
	4.30	1/15/38	85,000	83,911

JP Morgan Chase Commercial
  Mortgage Securities,
  Ser. 2006-LDP7, Cl. ASB
	5.88	4/15/45	125,000 b	129,168

LB-UBS Commercial Mortgage Trust, Ser. 2001-C3, Cl. A2	6.37	12/15/28	95,000	99,948
Merrill Lynch Mortgage Trust, Ser. 2002-MW1, Cl. A4	5.62	7/12/34	215,000	221,635
Morgan Stanley Capital I, Ser. 2005-HQ5, Cl. A2	4.81	1/14/42	70,000	69,794
Morgan Stanley Capital I, Ser. 2006-IQ12, Cl. AAB	5.33	12/15/43	110,000	110,178
Morgan Stanley Capital I, Ser. 2006-HQ9, Cl. A3	5.71	7/12/44	215,000	218,704

Sovereign Commercial Mortgage
  Securities Trust,
  Ser. 2007-C1, Cl. D
	5.78	7/22/30	30,000 b,c	24,027

TIAA Seasoned Commercial Mortgage Trust, Ser. 2007-C4, Cl. A3	6.10	8/15/39	70,000 b	72,190
				2,222,211
Construction–.3%				
Atlas Copco, Bonds	5.60	5/22/17	20,000 c	20,007
Case New Holland, Gtd. Notes	7.13	3/1/14	35,000	34,912

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Construction (continued)				
John Deere Capital, Notes	5.16	9/1/09	110,000 [b]	110,213
				165,132
Diversified Financial Services−1.0%				
American Express Credit, Sr. Unscd. Notes	5.30	11/9/09	40,000 [b]	39,324
Capital One Financial, Sr. Unsub. Notes	5.43	9/10/09	105,000 [b]	99,243
Capmark Financial Group, Gtd. Notes	5.88	5/10/12	110,000 [c]	87,072
Countrywide Financial, Gtd. Notes	5.80	6/7/12	30,000	21,915
General Electric Capital, Sr. Unscd. Notes	5.25	10/19/12	200,000	204,548
HSBC Finance, Notes	5.50	1/19/16	110,000	107,353
				559,455
Electric−1.5%				
Appalachian Power, Sr. Unscd. Notes, Ser. O	5.65	8/15/12	25,000	25,405
Cleveland Electric Illumination, Sr. Unscd. Notes	5.70	4/1/17	50,000	48,825
Connecticut Light and Power, First Mortgage Bonds, Ser. A	5.38	3/1/17	100,000	97,046
Consolidated Edison of NY, Sr. Unscd. Debs., Ser. D	5.30	12/1/16	90,000	88,529
Consumers Energy, First Mortgage Bonds	5.65	4/15/20	55,000	54,353
FPL Group Capital, Gtd. Debs	5.63	9/1/11	110,000	112,637
Gulf Power, Sr. Unsub. Notes, Ser. M	5.30	12/1/16	110,000	109,347
Nevada Power, Mortgage Notes, Ser. R	6.75	7/1/37	30,000	31,011
NiSource Finance, Gtd. Notes	5.25	9/15/17	35,000	32,176
PacifiCorp, First Mortgage Bonds	6.90	11/15/11	150,000	161,531

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Electric (continued)				
Sierra Pacific Power, Mortgage Notes, Ser. P	6.75	7/1/37	15,000	15,505
Southern, Sr. Unsub. Notes, Ser. A	5.30	1/15/12	25,000	25,454
				801,819
Energy−.0%				
Chesapeake Energy, Gtd. Notes	7.50	6/15/14	10,000	**10,175**
Entertainment−.1%				
AOL Time Warner, Gtd. Notes	6.75	4/15/11	50,000	**52,077**
Environmental−.3%				
Allied Waste North America, Scd. Notes, Ser. B	5.75	2/15/11	20,000	19,600
Allied Waste North America, Scd. Notes	6.38	4/15/11	20,000	19,800
Republic Services, Sr. Unsub. Notes	6.75	8/15/11	80,000	83,861
Waste Management, Gtd. Notes	7.38	5/15/29	25,000	27,321
				150,582
Food & Beverages−.0%				
Kraft Foods, Sr. Unscd. Notes	6.00	2/11/13	10,000	**10,281**
Gaming−.0%				
MGM Mirage, Gtd. Notes	8.38	2/1/11	25,000	**25,563**
Health Care−.0%				
Community Health Systems, Gtd. Notes	8.88	7/15/15	20,000	**20,375**
Health Insurance−.1%				
Coventry Health Care, Sr. Unscd. Notes	5.95	3/15/17	30,000	29,415
Wellpoint, Sr. Unsub. Notes	5.88	6/15/17	30,000	30,204
				59,619
Integrated Oil & Gas−.3%				
PC Financial Partnership, Gtd. Notes	5.00	11/15/14	115,000	111,844

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Integrated Oil & Gas (continued)					
Pemex Project Funding Master Trust, Gtd. Notes	5.75	3/1/18	45,000	c	44,888
					156,732
Life Insurance−.6%					
American International Group, Sr. Unscd. Notes	5.05	10/1/15	115,000		111,058
American International Group, Sr. Unscd. Notes	5.38	10/18/11	50,000		50,797
MetLife, Sr. Unscd. Notes	5.00	6/15/15	115,000		111,291
Prudential Financial, Notes	5.10	12/14/11	40,000		40,462
					313,608
Media−.4%					
Comcast Cable Communications, Gtd. Notes	6.88	6/15/09	40,000		41,143
Comcast, Gtd. Notes	5.50	3/15/11	65,000		65,621
News America Holdings, Gtd. Debs	7.70	10/30/25	50,000		56,167
Time Warner Cable, Gtd. Notes	5.85	5/1/17	35,000		35,086
					198,017
Metals and Mining−.1%					
Steel Dynamics, Sr. Notes	7.38	11/1/12	30,000	c	**30,150**
Packaging & Containers−.1%					
Ace INA Holdings, Gtd. Notes	5.70	2/15/17	50,000		49,550
Ball, Gtd. Notes	6.88	12/15/12	15,000		15,225
					64,775
Pipelines−.1%					
National Grid, Sr. Unscd. Notes	6.30	8/1/16	50,000		**51,045**
Railroads−.3%					
Norfolk Southern, Sr. Unscd. Notes	6.75	2/15/11	50,000		53,578

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Railroads (continued)				
Union Pacific,				
Sr. Unscd. Notes	3.88	2/15/09	85,000	84,275
				137,853
Real Estate Investment Trusts—1.1%				
Avalonbay Communities,				
Sr. Unscd. Notes	6.63	9/15/11	25,000	26,111
Boston Properties,				
Sr. Unscd. Notes	5.63	4/15/15	85,000	82,202
Duke Realty,				
Sr. Notes	5.88	8/15/12	85,000	85,869
ERP Operating,				
Notes	5.13	3/15/16	60,000	55,824
ERP Operating,				
Unscd. Notes	5.20	4/1/13	50,000	48,376
Federal Realty Investment Trust,				
Notes	6.00	7/15/12	20,000	20,527
Federal Realty Investment Trust,				
Notes	6.20	1/15/17	55,000	54,842
Healthcare Realty Trust,				
Sr. Unscd. Notes	8.13	5/1/11	50,000	54,589
Liberty Property,				
Sr. Unscd. Notes	5.50	12/15/16	20,000	18,712
Mack-Cali Realty,				
Sr. Unscd. Notes	7.75	2/15/11	50,000	54,737
Regency Centers,				
Gtd. Notes	5.88	6/15/17	25,000	24,159
Simon Property,				
Notes	5.63	8/15/14	85,000	83,157
				609,105
Retailers—.1%				
CVS Caremark,				
Sr. Unscd. Notes	5.75	8/15/11	25,000	25,608
Federated Retail Holdings,				
Gtd. Bonds	5.35	3/15/12	20,000	19,486
Federated Retail Holdings,				
Gtd. Notes	5.90	12/1/16	20,000	18,836
Lowe's Companies,				
Sr. Unscd. Notes	5.60	9/15/12	15,000	15,406
				79,336

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
State/Territory Gen Oblg–2.1%				
Delaware Housing Authority, SFMR	5.80	7/1/16	35,000	35,645
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.05	6/1/34	200,000 b	189,620
Tennessee Valley Authority, Bonds, Ser. A	5.63	1/18/11	800,000	840,858
Tobacco Settlement Finance Authority of West Virginia, Tobacco Settlement Asset-Backed Bonds	7.47	6/1/47	105,000	100,842
				1,166,965
Supermarkets–.0%				
Delhaize Group, Sr. Unsub Notes	6.50	6/15/17	15,000	**15,345**
Transportation Services–.1%				
Erac USA Finance, Gtd. Notes	7.00	10/15/37	50,000 c	**45,411**
U.S. Government Agencies–.6%				
Federal National Mortgage Association, Notes	4.63	10/15/13	315,000	**324,667**
U.S. Government Agencies/ Mortgage-Backed–11.5%				
Federal Home Loan Mortgage Corp.:				
5.00%, 10/1/35			571,052	557,621
6.00%, 9/1/37			981,678	996,492
Federal National Mortgage Association:				
4.50%, 6/1/20			414,678	407,865
5.00%, 1/1/36–2/1/37			707,037	690,126
5.50%, 4/1/22–5/1/36			2,465,681	2,469,103
6.00%, 4/1/22–10/1/37			776,836	792,318
Government National Mortgage Association I:				
Ser. 2007-52, Cl. A, 4.05%, 1/16/48			64,330	63,641
Ser. 2005-87, Cl. A, 4.45%, 3/16/25			344,798	343,246
				6,320,412
U.S. Government Securities–4.2%				
U.S. Treasury Bonds	4.50	2/15/36	1,226,000	1,232,226
U.S. Treasury Notes	3.88	10/31/12	300,000	305,883
U.S. Treasury Notes	4.63	12/31/11	575,000	603,121

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Securities (continued)				
U.S. Treasury Notes	4.63	11/15/16	17,000	17,804
U.S. Treasury Notes	4.75	8/15/17	60,000	63,370
U.S. Treasury Notes	4.88	6/30/12	65,000	68,941
				2,291,345
Wireless Telecommunication Services−.5%				
AT & T Wireless, Sr. Unscd. Notes	8.75	3/1/31	20,000	25,919
AT & T, Sr. Unscd. Notes	7.30	11/15/11	100,000 [b]	108,351
KPN, Sr. Unsub. Notes	8.00	10/1/10	15,000	16,087
KPN, Sr. Unsub. Bonds	8.38	10/1/30	7,000	8,393
Qwest, Sr. Unscd. Notes	7.50	10/1/14	36,000	36,540
Telefonica Emisiones, Gtd. Notes	5.98	6/20/11	100,000	102,869
				298,159
Total Bonds and Notes (cost $20,075,452)				**20,171,891**

Exchange Traded Funds−.8%				
iShares Russell 1000 Growth Index Fund			4,307	261,779
Standard & Poor's Depository Receipts (Tr. Ser. 1)			1,373	200,746
Total Exchange Traded Funds (cost $473,943)				**462,525**

Other Investment–.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $115,000)	115,000 d	**115,000**
Total Investments (cost $49,982,626)	**99.8%**	**54,711,269**
Cash and Receivables (Net)	**.2%**	**130,360**
Net Assets	**100.0%**	**54,841,629**

ADR—American Depository Receipts
a Non-income producing security.
b Variable rate security—interest rate subject to periodic change.
c Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2007, these securities amounted to $973,324 or 1.8% of net assets.
d Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Information Technology	19.4	Materials	.8
Consumer Discretionary	9.6	Telecom Services	.5
Consumer Staples	8.8	Other	.8
Health Care	8.7	Fixed Income Investments	36.8
Energy	5.3	Money Market Investments	.2
Financials	5.3		
Industrials	3.6		**99.8**

† Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	49,867,626	54,596,269
Affiliated issuers	115,000	115,000
Cash		186,693
Dividends and interest receivable		233,448
Receivable for shares of Common Stock subscribed		6,131
Prepaid expenses		35,170
Other assets		356,258
		55,528,969
Liabilities ($):		
Due to Founders Asset Management LLC and affiliates–Note 3(c)		77,167
Payable for shares of Common Stock redeemed		114,781
Interest payable–Note 2		449
Accrued expenses		138,685
Directors' deferred compensation		356,258
		687,340
Net Assets ($)		**54,841,629**
Composition of Net Assets ($):		
Paid-in capital		228,450,893
Accumulated distributions in excess of investment income–net		(46,938)
Accumulated net realized gain (loss) on investments		(178,310,312)
Accumulated net unrealized appreciation (depreciation) on investments		4,747,986
Net Assets ($)		**54,841,629**

Net Asset Value Per Share

	Class A	Class B	Class C	Class F	Class I	Class T
Net Assets ($)	2,192,473	282,267	164,087	52,056,707	100,675	45,420
Shares Outstanding	227,585	29,032	17,332	5,397,496	10,519	4,578
Net Asset Value Per Share ($)	**9.63**	**9.72**	**9.47**	**9.64**	**9.57**	**9.92**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2007

Investment Income ($):	
Income:	
Dividends (net of $1,831 foreign taxes withheld at source):	
Unaffiliated issuers	556,685
Affiliated issuers	147,568
Interest	1,005,769
Total Income	**1,710,022**
Expenses:	
Investment advisory fee–Note 3(a)	378,543
Shareholder servicing costs–Note 3(c)	149,340
Distribution fees–Note 3(b)	139,139
Registration fees	50,424
Professional fees	37,161
Accounting fees–Note 3(c)	34,416
Prospectus and shareholders' reports	21,793
Directors' fees and expenses–Note 3(d)	32,443
Custodian fees–Note 3(c)	8,931
Loan commitment fees–Note 2	2,251
Interest expense–Note 2	992
Miscellaneous	59,306
Total Expenses	**914,739**
Less–reduction in custody fees due to earnings credits–Note 1(c)	(6,041)
Less–reduction in accounting fees–Note 3(c)	(10,628)
Less–expense offset to broker commission–Note 1	(633)
Less–reimbursed/waived expenses–Note 3(c)	(176)
Net Expenses	**897,261**
Investment Income–Net	**812,761**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	3,214,482
Net unrealized appreciation (depreciation) on investments	(453,533)
Net Realized and Unrealized Gain (Loss) on Investments	**2,760,949**
Net Increase in Net Assets Resulting from Operations	**3,573,710**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2007[a]	2006
Operations ($):		
Investment income−net	812,761	909,261
Net realized gain (loss) on investments	3,214,482	2,944,480
Net unrealized appreciation (depreciation) on investments	(453,533)	2,332,121
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,573,710**	**6,185,862**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(30,480)	(45,385)
Class B shares	(4,640)	(334)
Class C shares	(900)	(1,027)
Class F shares	(774,189)	(1,580,307)
Class I shares	(1,050)	(1,485)
Class T shares	(419)	(1,052)
Total Dividends	**(811,678)**	**(1,629,590)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	508,978	671,584
Class B shares	17,862	121,336
Class C shares	74,490	23,263
Class F shares	3,056,982	3,863,377
Class I shares	52,728	203
Class T shares	15,572	18,236

	Year Ended December 31,	
	2007[a]	2006
Capital Stock Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	24,987	40,018
Class B shares	3,387	254
Class C shares	522	505
Class F shares	746,391	1,528,006
Class I shares	1,050	1,484
Class T shares	291	729
Cost of shares redeemed:		
Class A shares	(418,676)	(630,365)
Class B shares	(200,859)	(781,673)
Class C shares	(99,964)	(46,335)
Class F shares	(13,342,192)	(19,699,238)
Class I shares	(2,015)	(13,000)
Class T shares	(29,783)	(103)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(9,590,249)**	**(14,901,719)**
Total Increase (Decrease) in Net Assets	**(6,828,217)**	**(10,345,447)**
Net Assets ($):		
Beginning of Period	61,669,846	72,015,293
End of Period	**54,841,629**	**61,669,846**
Accumulated distibution in excess of investment income–net	(46,938)	(49,576)

	Year Ended December 31,	
	2007[a]	2006
Capital Share Transactions:		
Class A[b]		
Shares sold	53,856	76,063
Shares issued for dividends reinvested	2,636	4,419
Shares redeemed	(43,760)	(70,773)
Net Increase (Decrease) in Shares Outstanding	**12,732**	**9,709**
Class B[b]		
Shares sold	1,891	13,825
Shares issued for dividends reinvested	359	29
Shares redeemed	(21,013)	(89,931)
Net Increase (Decrease) in Shares Outstanding	**(18,763)**	**(76,077)**
Class C		
Shares sold	8,132	2,778
Shares issued for dividends reinvested	57	57
Shares redeemed	(10,877)	(5,354)
Net Increase (Decrease) in Shares Outstanding	**(2,688)**	**(2,519)**
Class F		
Shares sold	322,384	432,639
Shares issued for dividends reinvested	78,650	168,738
Shares redeemed	(1,410,653)	(2,220,047)
Net Increase (Decrease) in Shares Outstanding	**(1,009,619)**	**(1,618,670)**
Class I		
Shares sold	5,600	22
Shares issued for dividends reinvested	111	165
Shares redeemed	(217)	(1,453)
Net Increase (Decrease) in Shares Outstanding	**5,494**	**(1,266)**
Class T		
Shares sold	1,610	1,999
Shares issued for dividends reinvested	30	78
Shares redeemed	(3,054)	(12)
Net Increase (Decrease) in Shares Outstanding	**(1,414)**	**2,065**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *During the period ended December 31, 2007, 7,754 Class B shares representing $73,999 were automatically converted to 7,794 Class A shares and during the period ended December 31, 2006, 31,019 Class B shares representing $271,694 were automatically converted to 30,728 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
Class A Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	9.20	8.58	8.45	7.88	6.68
Investment Operations:					
Investment income—net	.13[a]	.12[a]	.08	.08	.05
Net realized and unrealized gain (loss) on investments	.43	.71	.13	.57	1.20
Total from Investment Operations	.56	.83	.21	.65	1.25
Distributions:					
Dividends from investment income—net	(.13)	(.21)	(.08)	(.08)	(.05)
Net asset value, end of period	9.63	9.20	8.58	8.45	7.88
Total Return (%)[b]	6.24	9.66	2.51	8.31	18.81
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.60	1.56	1.69	1.49	1.83
Ratio of net expenses to average net assets	1.57	1.56	1.66	1.48	1.83
Ratio of net investment income to average net assets	1.35	1.28	.90	.96	.63
Portfolio Turnover Rate	151	197	181	134	108
Net Assets, end of period ($ x 1,000)	2,192	1,976	1,760	1,682	1,572

[a]   Based on average shares outstanding at each month end.
[b]   Exclusive of sales charge.
See notes to financial statements.

Class B Shares	Year Ended December 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	9.24	8.50	8.37	7.80	6.63
Investment Operations:					
Investment income–net	.13[a]	.02[a]	.01[a]	.01	.01
Net realized and unrealized gain (loss) on investments	.47	.72	.13	.58	1.17
Total from Investment Operations	.60	.74	.14	.59	1.18
Distributions:					
Dividends from investment income–net	(.12)	–	(.01)	(.02)	(.01)
Net asset value, end of period	9.72	9.24	8.50	8.37	7.80
Total Return (%)[b]	6.54	8.75	1.66	7.63	17.76
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.57	2.56	2.47	2.21	2.53
Ratio of net expenses to average net assets	1.55	2.56	2.45	2.21	2.53
Ratio of net investment income (loss) to average net assets	1.40	.25	.08	.23	(.08)
Portfolio Turnover Rate	151	197	181	134	108
Net Assets, end of period ($ x 1,000)	282	442	1,053	1,625	1,647

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

Class C Shares	Year Ended December 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	9.05	8.36	8.24	7.69	6.54
Investment Operations:					
Investment income (loss)−net	.03ª	.03ª	.00ª,ᵇ	.01ª	(.01)
Net realized and unrealized					
gain (loss) on investments	.50	.71	.13	.56	1.16
Total from Investment Operations	.53	.74	.13	.57	1.15
Distributions:					
Dividends from investment income−net	(.11)	(.05)	(.01)	(.02)	(.00)ᵇ
Net asset value, end of period	9.47	9.05	8.36	8.24	7.69
Total Return (%)ᶜ	5.21	8.87	1.54	7.42	17.59
Ratios/Supplemental Data (%):					
Ratio of total expenses					
to average net assets	2.59	2.53	2.54	2.35	2.69
Ratio of net expenses					
to average net assets	2.57	2.53	2.51	2.34	2.69
Ratio of net investment income					
(loss) to average net assets	.38	.31	.02	.08	(.17)
Portfolio Turnover Rate	151	197	181	134	108
Net Assets, end of period ($ x 1,000)	164	181	189	264	295

ª   *Based on average shares outstanding at each month end.*
ᵇ   *Amount represents less than $.01 per share.*
ᶜ   *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended December 31,				
Class F Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	9.20	8.59	8.46	7.88	6.69
Investment Operations:					
Investment income–net	.14[a]	.13[a]	.09	.08	.06
Net realized and unrealized gain (loss) on investments	.43	.72	.14	.59	1.20
Total from Investment Operations	.57	.85	.23	.67	1.26
Distributions:					
Dividends from investment income–net	(.13)	(.24)	(.10)	(.09)	(.07)
Net asset value, end of period	9.64	9.20	8.59	8.46	7.88
Total Return (%)	6.27	9.91	2.75	8.58	18.96
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.53	1.42	1.43	1.34	1.54
Ratio of net expenses to average net assets	1.51	1.42	1.40	1.33	1.54
Ratio of net investment income to average net assets	1.43	1.41	1.14	1.08	.93
Portfolio Turnover Rate	151	197	181	134	108
Net Assets, end of period ($ x 1,000)	52,057	58,969	68,926	89,701	119,835

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

Class I Shares	Year Ended December 31,				
	2007 [a]	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	9.14	8.56	8.43	7.86	6.68
Investment Operations:					
Investment income—net	.13[b]	.15[b]	.11	.09	.16
Net realized and unrealized gain (loss) on investments	.45	.71	.14	.58	1.05
Total from Investment Operations	.58	.86	.25	.67	1.21
Distributions:					
Dividends from investment income—net	(.15)	(.28)	(.12)	(.10)	(.03)
Net asset value, end of period	9.57	9.14	8.56	8.43	7.86
Total Return (%)	6.37	10.10	3.01	8.63	18.12
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.72	1.38	1.36	1.35	2.62
Ratio of net expenses to average net assets	1.56	1.21	1.17	1.21	2.37
Ratio of net investment income to average net assets	1.34	1.62	1.38	1.21	.01
Portfolio Turnover Rate	151	197	181	134	108
Net Assets, end of period ($ x 1,000)	101	46	54	59	72

[a] Effective June 1, 2007, Class R shares were redesignated as Class I shares.
[b] Based on average shares outstanding at each month end.
See notes to financial statements.

	Year Ended December 31,				
Class T Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	9.47	8.81	8.68	8.09	6.88
Investment Operations:					
Investment income–net	.07[a]	.10[a]	.05	.03	.21
Net realized and unrealized gain (loss) on investments	.45	.74	.14	.62	1.00
Total from Investment Operations	.52	.84	.19	.65	1.21
Distributions:					
Dividends from investment income–net	(.07)	(.18)	(.06)	(.06)	(.00)[b]
Net asset value, end of period	9.92	9.47	8.81	8.68	8.09
Total Return (%)[c]	5.52	9.56	2.21	8.01	17.65
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.35	1.96	2.15	2.02	3.18
Ratio of net expenses to average net assets	2.17	1.79	1.87	1.77	2.73
Ratio of net investment income (loss) to average net assets	.75	1.06	.69	.66	(.29)
Portfolio Turnover Rate	151	197	181	134	108
Net Assets, end of period ($ x 1,000)	45	57	35	35	36

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Founders Balanced Fund (the "fund") is a separate diversified series of Dreyfus Founders Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering six series, including the fund. The fund's investment objective is to seek current income and capital appreciation. Founders Asset Management LLC ("Founders") serves as the fund's investment adviser. During the first half of the reporting period, Founders was an indirect wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Founders became an indirect, wholly-owned subsidiary of BNY Mellon.

The Company's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The eligibility requirements for Class I shares remained the same as for Class R shares.

MBSC Securities Corporation (the "Distributor"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus"), an affiliate of Founders, is the distributor of the fund's shares. The fund is authorized to issue up to 850 million shares of Common Stock, par value $ .01 per share, in the following classes of shares: Class A, Class B, Class C, Class F, Class I and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, although the shares may be purchased at net asset value ("NAV") without a slaes charge by certain categories of investors. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class F and Class I shares are sold at ("NAV") per share. Class F shares are sold only to Class F grandfathered investors, and Class I shares are sold only to eligible institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class. Income and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Each class of the fund bears expenses incurred specifically on its behalf and, in addition, each class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the class. The type of expense determines the allocation method.

The Company's Board of Directors has authorized the payment of certain fund expenses with commissions on fund portfolio transactions. These commissions reduce miscellaneous expenses and are included in the expense offset to broker commissions in the Statement of Operations.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on NASDAQ, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. New York closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's Board of Directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market.

Registered open-end investment companies that are not traded on an exchange are valued at their NAV.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's Board of Directors or pursuant to procedures approved by the Board of Directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the fund calculates its NAV, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using calculations based on indexes of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign securities and currency transactions: The fund may invest at least a portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the fund executes a foreign security transaction, the fund may enter into a foreign currency contract to settle the foreign security transaction. The fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

The accounting records of the fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized appreciation (depreciation) from investments and foreign currency translations not on Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank, Mellon Bank, N.A. ("Mellon Bank"), whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes any earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by Founders or its affiliates are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. The fund declares and distributes dividends from investment income-net, if any, quarterly, and dividends from net realized capital gains, if any, annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: No provision has been made for federal income taxes since it is the policy of the fund to continue to comply with the requirements of Subchapter M of the Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The fund is treated as a separate tax entity for federal income tax purposes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended December 31, 2007.

The fund is not subject to examination by U.S. Federal, State and City tax authorities for the tax years before 2004.

At December 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $13,421, accumulated capital losses $178,104,898 and unrealized appreciation $4,523,229.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2007. If not applied, $57,256,068 of the carryover expires in fiscal 2008, $49,289,530 expires in fiscal 2009, $70,087,112 expires in fiscal 2010 and $1,472,188 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2007 and December 31, 2006, were as follows: ordinary income $811,678 and $1,629,590, respectively.

During the period ended December 31, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund increased accumulated undistributed investment income-net by $1,555, decreased accumulated net realized gain (loss) on investments by $1,399 and decreased paid-in capital by $156. Net assets and net asset value were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. The borrowings by each series of the Company are limited to the lesser of (a) $25 million, or (b) the lesser of 25% of the series' total net assets or the maximum amount which the series is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $25 million cap on the total LOC. Each series agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC.

The average daily amount of borrowings outstanding under the LOC during the period ended December 31, 2007 was approximately $18,300, with a related weighted average annualized interest rate of 5.43%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) In accordance with an investment advisory agreement between the Company and Founders, the fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the fund's net assets. The fee is .65% of the first $250 million of net assets, .60% of the next $250 million of net assets, .55% of the next $250 million of net assets and .50% of net assets in excess of $750 million.

During the period ended December 31, 2007, the Distributor retained $539 and $12 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $550 from CDSC on redemptions of the fund's Class C shares.

(b) Under a Distribution Plan (the "Class B, C and T "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of their average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. The Class B shares ceased paying Rule 12b-1 fees to the Distributor in late 2006 in accordance with regulatory requirements that limit the amount of sales charges a mutual fund may impose based on sales of the fund's shares. The Class B shares may resume paying Rule 12b-1 fees in the future if permitted to do so by applicable regulation. During the period ended December 31, 2007, Class B, Class C and Class T shares were charged $0, $1,196 and $141, respectively, pursuant to the Class B, C and T Plan.

The fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Act applicable to its Class F shares (the "Class F Plan"). Under the Class F Plan, the fund is authorized to reimburse the Distributor for expenses paid for distributing or servicing its Class F shares at an annual rate of up to .25% of the value of the average daily net assets of the fund's Class F shares. During the period ended December 31, 2007, Class F shares were charged $137,802 pursuant to the Class F Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended December 31, 2007, Class A, Class B, Class C and Class T shares were charged $5,440, $891, $399 and $141, respectively, pursuant to the Shareholder Services Plan.

The Company has a shareholder services agreement with the Distributor, whereby the fund has agreed to compensate the Distributor for providing certain shareholder servicing functions to holders of Class F shares. The fund paid the Distributor a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the period ended December 31, 2007, Class F shares were charged $43,801 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the fund's Class F shares are paid by the Distributor. The out-of-pocket charges from DTI are paid by the fund. During the period ended December 31, 2007, Class F shares were charged $5,111 for out-of-pocket transfer agent charges.

The fees charged by DTI with respect to the fund's Class A, B, C, I and T shares are paid by the fund. These transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the period ended December 31, 2007 were $11,576.

Founders has agreed to reimburse (or to cause its affiliates to reimburse) the Class I and Class T share classes of the Fund for certain transfer agency expenses pursuant to a written contractual commitment. This commitment will extend through at least August 31, 2008, and will not be terminated without prior notification to the Company's Board of Directors. During the period ended December 31, 2007, Class I and Class T were each reimbursed $88, which reduced the amounts paid to DTI to $182 and $259, respectively.

The fund compensates Mellon Bank, an affiliate of Founders, under a custody agreement for providing custodial services for the fund. During the period ended December 31, 2007, the fund was charged $8,931 pursuant to the custody agreement.

The fund also pays Mellon Bank for certain cash management services. These fees are included in the out-of-pocket transfer agency charges above.

The fund has agreed to compensate Dreyfus for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of .06% of the average daily net assets of the fund on the first $500 million, .04% of the average daily net assets of the fund on the next $500 million and .02% of the average daily net assets of the fund in excess of $1 billion, plus reasonable out-of pocket expenses. Dreyfus has contractually agreed in writing to waive any fees received for these services to the extent they exceed its costs in providing the services and a reasonable allocation of Founders' costs related to the support and oversight of these services. During the period ended December 31, 2007, Dreyfus waived $10,628.

The components of "Due to Founders Asset Management LLC and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $30,501, Rule 12b-1 distribution plan fees $11,015, shareholder services plan fees $31,238, custodian fees $2,233, accounting fees $1,390 and transfer agency per account fees $790.

(d) Annual retainer fees and attendance fees for the Company's Board of Directors are allocated to each series of the Company based on net assets. The Company's Board of Directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Company's series. The amount paid to the director under the plan will be determined based upon the performance of the selected series. The current value of these amounts, if any, is included in Other Assets and Directors' Deferred Compensation in the Statement of Assets and Liabilities. Changes in market value are included in the directors' fees and expenses and the net change in unrealized appreciation (depreciation) of investments in the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the fund.

Certain officers of the Company are also officers and/or directors of Founders or its affiliates, which pay their compensation. The affairs of the fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's Board of Directors.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2007, amounted to $87,654,959 and $98,073,717, respectively.

At December 31, 2007, the cost of investments for federal income tax purposes was $50,188,040; accordingly, accumulated net unrealized appreciation on investments was $4,523,229, consisting of $6,290,973 gross unrealized appreciation and $1,767,744 gross unrealized depreciation.

NOTE 5—Plan of Reorganization:

At a meeting of the Company's Board of Directors held on November 8, 2007, the Board approved, subject to shareholder approval, an Agreement and Plan of Reorganization (the "Agreement") between the Company, on behalf of the fund, and Dreyfus LifeTime Portfolios, Inc., on behalf of Dreyfus LifeTime Growth and Income Portfolio (the "Acquiring Fund"). The Agreement provides for the transfer of the fund's assets to the Acquiring Fund in a tax-free exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the fund's stated liabilities, the distribution of shares of the Acquiring Fund to the fund's shareholders and the subsequent termination of the fund (the "Reorganization"). It is currently contemplated that holders of fund shares as of December 21, 2007 will be asked to approve the Agreement on behalf of the fund at a special meeting of shareholders to be held on or about February 27, 2008. If approved, the Reorganization is expected to take place on or about April 2, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Founders Balanced Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Founders Balanced Fund (one of the funds comprising Dreyfus Founders Funds, Inc.), as of December 31, 2007, and the related statement of operations, the statement of changes in net assets and financial highlights for the year then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The statement of changes in net assets of Dreyfus Founders Balanced Fund for the year ended December 31, 2006 and the financial highlights for each of the indicated periods through December 31, 2006, were audited by other auditors whose report dated February 23, 2007, expressed an unqualified opinion on the statement and financial highlights.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities as of December 31, 2007 by correspondence with the custodian. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Founders Balanced Fund at December 31, 2007, and the results of its operations, the changes in its net assets and the financial highlights for the year then ended, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

New York, New York
February 21, 2008

For federal tax purposes, the fund hereby designates 66.76% of the ordinary dividends paid during the fiscal year ended December 31, 2007 as qualifying for the corporate dividends received deduction. For the fiscal year ended December 31, 2007, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $558,128 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2008 of the percentage applicable to the preparation of their 2007 income tax returns.

FACTORS CONSIDERED IN RENEWING THE ADVISORY AGREEMENT (Unaudited)

At a meeting of the board of directors of Dreyfus Founders Funds, Inc. (the "Funds" and, in reference to any one of the Funds' portfolios, a "Fund") held on August 15 and 16, 2007, the Funds' directors unanimously approved the continuation of the Investment Advisory Agreement ("management agreement") between each of the Funds and Founders Asset Management LLC, the Funds' investment adviser ("Founders"), for a one-year term ending August 31, 2008. The board of directors of the Funds ("board") is comprised entirely of individuals who have no affiliation with Founders or any affiliates of Founders (the "directors").

Prior to the directors' August 2007 meeting, Founders had provided the directors with extensive materials related to the renewal of the management agreement, including performance and expense information for other investment companies with similar investment objectives to each Fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the directors discussed the proposed continuance of the management agreement with the senior management personnel of Founders. At the conclusion of these discussions, the directors and their independent counsel met in a private session at which no representatives of Founders were present, to continue their discussion of continuance of the agreement. In determining to continue the management agreement, the directors considered all factors which they believed to be relevant, including the following:

Nature, Extent and Quality of Services Provided and to be Provided by Founders

The directors recognized that they have had the opportunity to evaluate the investment and non-investment related services which Founders and its affiliates provide to the Funds primarily through their quarterly review of all of the operations of the Funds during Fund committee and Fund board meetings held throughout the past twelve months. At each such meeting, extensive discussions of Fund operations are held with senior management personnel of Founders and a

large volume of documentation with respect to these operations is provided to and reviewed by the directors. Such discussions and documentation afford the directors the continual opportunity to evaluate the nature, extent, and quality of the services provided by Founders and its affiliates to the Funds.

The directors were satisfied that Founders is managing the investment of the assets of the Funds in accordance with each Fund's respective investment objective, policies and restrictions, subject to the directors' overall supervision.

The directors considered that Founders also provides many non-investment related services to the Funds in fulfilling its responsibilities under the management agreement.

Following their discussion and review, the directors reached the following conclusions:

• That the breadth and quality of investment advisory and other services being provided to the Funds are satisfactory, as evidenced in part by the performance records of the Funds, to which the directors gave significant attention as indicated below; and

• That the directors are satisfied not only with the research, long-term portfolio management, and trading services being provided to the Funds, but also recognize that Founders or its affiliates have provided the highest quality accounting, compliance and regulatory, administrative, underwriting, custody, shareholder, transfer agent and cash management services to the Funds, while charging fair, reasonable and competitive fees.

Investment Performance

On a quarterly basis, the directors hold meetings with representatives of the portfolio management team for each Fund (usually a portfolio manager), during which each representative reviews, among other items, performance information, attribution analyses, and the portfolio manager's investment outlook. The directors also receive written monthly and quarterly performance information for each Fund. These written quarterly reports include comparisons of each Fund's perfor-

mance with its respective Lipper category and one or more benchmark indexes, as well as a comparable exchange-traded fund, for the most recent quarter and one-, three- and five-year periods, as well as for the portfolio manager's tenure.

In conjunction with their consideration of renewal of the management agreement, the directors received a more detailed performance report about each Fund from Lipper. These reports compared each Fund's performance to both a relatively small group of similar funds selected by Lipper (the "Lipper performance group"), as well as to all funds in the applicable Lipper category (the "Lipper performance universe").

The performance of Balanced Fund's Class F shares placed in the lowest two quintiles of both its Lipper performance group and the Lipper mixed-asset target allocation growth fund performance universe for the one-, three- and five-year periods ended December 31, 2006, placed in the lowest two quintiles of its Lipper performance universe for the one-, three- and five-year periods ended June 30, 2007, and underperformed its benchmark index for the one-, three- and five-year periods ended June 30, 2007. The directors recognized that in its efforts to improve the unsatisfactory performance results of Balanced Fund, Founders had implemented certain changes with respect to the management of the Fund in 2006. The Funds' directors were hopeful that the steps Founders has taken in an effort to improve the Fund's performance will show relative performance progress. The directors intend to continue to monitor the Fund's future performance results closely.

After consideration of all relevant information and data, the directors concluded that although past performance cannot be a guaranty of future performance, each Fund and its shareholders would continue to benefit from Founders' investment management of the Fund. The directors further determined:

• That although certain of the Funds have experienced performance difficulties, Founders has focused its efforts upon improving the performance records of the Funds and will continue to seek improvement; and

- That the materials provided by Lipper demonstrated that most of the Funds maintained satisfactory performance quintile rankings in their respective comparison groups and comparison universes, with five of seven Funds placing in the top two quintiles of their respective Lipper performance universes for the one-year period ended December 31, 2006, and four placing in the top two quintiles for the three years ended December 31, 2006.

Costs of the Services to be Provided and Profits to be Realized by Founders and Its Affiliates from Founders' Relationship With the Funds

The directors recognized that on a quarterly basis, they receive information with respect to each Fund's expenses. The directors carefully review and discuss the expense ratios for all classes of shares of each Fund at each of their quarterly meetings throughout the year.

In conjunction with their annual consideration of renewal of the Funds' management agreement and other service arrangements, the directors received detailed information from Lipper which compared each Fund's management fees and other expenses with those of a group of similar funds selected by Lipper (the "Lipper expense group"), as well as summary information comparing each Fund's management fees and expenses with those of the funds in its Lipper performance universe with load structures similar to that of the Funds (the "Lipper expense universe").

The directors noted that for the one-year period ended December 31, 2006, Balanced Fund's management fees ranked in the first (best) quintile of its Lipper expense group, with the Fund's fees the third lowest of 19 "peer funds." The Fund's contractual management fees at a common asset level were determined by Lipper to be the second lowest of 19 funds in its group. The Fund's management fees were in the third quintile of its Lipper expense universe.

The directors also considered information provided by Lipper with respect to the profitability of the investment management activities conducted by a number of publicly-held corporations. Lipper also pre-

pared an analysis providing detailed information with respect to the types of services rendered to various mutual fund complexes under their respective investment advisory contracts, including the services provided by Founders to the Funds under the management agreement.

The directors had been provided with extensive materials with respect to the profitability derived by Founders from providing investment advisory and other services to the Funds as a group and to each Fund individually.

The directors further considered certain indirect benefits received by Founders and its affiliates as a result of Founders' provision of investment advisory services to the Funds. These included the following:

- Since Founders manages a non-Fund account in a style that is similar to that used for one of the Funds (and for portions of certain other Funds), and employees of Founders manage other non-Fund accounts in a similar style in their capacities as employees of the affiliates, Founders and its affiliates realize efficiencies in performing the portfolio management, trading and operational functions related to those non-Fund accounts;

- The Funds' brokerage transactions may be executed with brokers that provide research and brokerage services to Founders and its affiliates. These research and brokerage services may be useful to Founders and its affiliates in providing investment advisory services to any of the clients they advise, including the Funds; and

- Affiliates of Founders receive various fees for providing accounting, underwriting, shareholder, transfer agency, custody and cash management services to the Funds.

After deliberation and discussion of Fund fees and expenses, the directors determined:

- That upon review of the advisory fee structures of the Funds in comparison with the competitive expense groups and expense universes selected by Lipper, the levels of investment advisory fees paid by the Funds were deemed to be competitive;

- That the expense ratios of the Funds are competitive and that Founders continually reviews each Fund's total expense ratio and has initiated voluntarily expense caps and fee waivers for certain Funds to reduce their expense ratios;

- That five of the seven Funds' expense ratios decreased or remained the same for all or most of their share classes in 2006 as compared to those experienced in 2005, in some instances as a result of increases in Fund assets; and

- That the comparative fee and expense information included in the materials provided by Lipper supports the determination that the advisory and other fees payable by the Funds to Founders and its affiliates are essentially fees which would be similar to those that would have resulted solely from "arm's-length" bargaining.

With respect to profitability to Founders, the directors reviewed the adviser profitability analysis provided by Lipper, which demonstrated that Founders' 2006 profitability from providing management services to the Funds was reasonable in comparison to the entities included in the Lipper analysis.

The directors were also advised by independent counsel of the profitability percentage ranges which court cases have found acceptable and determined that Founders' profitability percentage for providing management and other services to the Funds was reasonable.

The directors concluded that Founders' profits from providing management services to the Funds were reasonable in relationship to the overall services which Founders provides.

Economies of Scale

The directors reviewed information provided by Founders which summarized the extent, if any, that both Founders and the Funds would achieve certain economies of scale if the assets of the Funds were to increase.

After review and discussion, the directors considered the extent to which economies of scale and common management are shared with each Fund, including the economies that would be realized from the growth of each Fund's assets. After such consideration, the directors determined that all of the Funds have structured breakpoints in their advisory fees, which result in fee reductions as the assets of each Fund reach defined levels, and that such fee reductions, when implemented, would benefit all of the applicable Fund's shareholders through decreases in the Fund's expense ratio.

Dedication to Regulatory Requirements and Restrictions

An important factor in the directors' consideration of renewal of the Funds' management agreement with Founders included the directors' recognition of the dedication by Founders of stringent adherence to regulatory requirements and restrictions. The directors determined that Founders is dedicated to compliance with all applicable rules and regulations and that the systems of controls which are in place to ensure that the service providers to the Funds, including Founders, and the Funds themselves, maintain strict adherence to the law are excellent.

Overall Conclusions

The directors determined that they are generally satisfied with the performance of the Funds and with the quality of the advisory and other services being provided by Founders and its affiliates to the Funds. The directors recognized that efforts are being and will continue to be made to improve the Funds' performance and to maintain Fund expense ratios at reasonable and competitive levels.

The directors concluded that continuation of the current management agreement between each Fund and Founders, which would enable each Fund to continue to receive investment advisory services from Founders, is in the best interests of each Fund and its shareholders, the services to be performed under the management agreement are services required for the operations of the Funds, Founders has provided satisfactory investment management services to the Funds in the past, and the fees for the management services which Founders will perform will be within the range of what would have been negotiated at arm's length in light of the circumstances.

YOUR BOARD REPRESENTATIVES (Unaudited)

The Board of Directors of the Company oversees all six Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 74. Year elected to the Board: 1970

Board Chairman. Founding Chairman, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank, Houston. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation. Chairman-elect, University of Texas Health Science Center.

Alan S. Danson, 68. Year elected to the Board: 1991

Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.

Robert P. Mastrovita, 63. Year elected to the Board: 1998

Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy. Director, King Caesar Foundation.

Trygve E. Myhren, 71. Year elected to the Board: 1996

President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, AdPay, Inc. Trustee, Executive Committee and Chairman of Faculty Education Affairs Committee, the University of Denver. Trustee, Denver Art

Museum. Member, Colorado FORUM and Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Time Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987). Chief of Mission, 2006 Paralympic Games, Torino/Sestrierre, Italy.

George W. Phillips, 69. Year elected to the Board: 1998

Retired. Vice Chairman of the Board and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Martha A. Solis-Turner, 47. Year elected to the Board: 2005

Formerly, Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc. Board member and Treasurer, Mile High Montessori Early Learning Centers (2002 to present), and formerly, Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center, both of which are non-profit organizations.

Principal Officers

J. David Officer, 59. President and Principal Executive Officer of the Funds since 2007. Chief Operating Officer, Vice Chairman and a Director of Dreyfus, and an officer of 78 investment companies (comprised of 163 portfolios) managed by Dreyfus. He has been an employee of Dreyfus since 1998.

Denise B. Kneeland, 56. Vice President of the Funds since 2008. Assistant Vice President (since 1996) and Secretary (since 2007) of the Mellon Institutional Funds Investment Trust. First Vice President and Manager, Mutual Funds Operations, BNY Mellon Asset Management (since 2006). Formerly, Vice President and Manager, Mutual Funds Operations, Standish Mellon Asset Management Company, LLC (1996 to 2001).

Kenneth R. Christoffersen, 52. Vice President of the Funds since 2008, and Secretary since 2000 (and from 1996 to 1998). Founders' Senior Vice President - Legal, General Counsel and Secretary. Assistant Secretary of the Distributor since 2003. Employed by Founders and its predecessor company since 1996.

Steven M. Anderson, 42. Treasurer and Principal Financial and Accounting Officer of the Funds since 2007. Vice President (since 1999), Treasurer (since 2002) and Chief Financial Officer of Mellon Institutional Funds Investment Trust. Vice President and Mutual Funds Controller, BNY Mellon Asset Management (since 2003). Formerly, Assistant Vice President and Mutual Funds Controller, Standish Mellon Asset Management Company, LLC (2000 to 2003).

Janelle E. Belcher, 49. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President - Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

David T. Buhler, 36. Assistant Secretary since 2007. Founders' Associate General Counsel and Assistant Secretary since 2006. Formerly, Counsel for Great-West Life & Annuity Insurance Company (1997-2006), and Chief Compliance Officer for Greenwood Investments, LLC (2002 - 2006).

Robert S. Robol, 43. Assistant Treasurer since 2006. Senior Accounting Manager - Taxable Fixed Income Funds of Dreyfus, and an officer of 79 investment companies (comprised of 180 portfolios) managed by Dreyfus. Employed by Dreyfus since 1988.

Robert Salviolo, 40. Assistant Treasurer since 2007. Senior Accounting Manager - Foreign Equity Funds of Dreyfus, and an officer of 79 investment companies (comprised of 180 portfolios) managed by Dreyfus. Employed by Dreyfus since 1989.

Robert Svagna, 40. Assistant Treasurer since 2006. Senior Accounting Manager - Equity Funds of Dreyfus, and an officer of 79 investment companies (comprised of 180 portfolios) managed by Dreyfus. Employed by Dreyfus since 1990.

William G. Germenis, 37. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class I, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of the Distributor and AMLCO of 75 investment companies (comprised of 176 portfolios) managed by Dreyfus. Employed by the Distributor since 1998.

The directors and officers may be contacted at Founders' address appearing on the back cover, except for Messrs. Officer, Robol, Salviolo, Svagna and Germenis, who can be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166, and Mr. Anderson and Ms. Kneeland, who can be contacted at BNY Mellon Asset Management, One Boston Place, Boston, Massachusetts 02108. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling 1-800-525-2440 (Class F shareholders) or 1-800-554-4611 (all other shareholders).

NOTES

For More Information

Dreyfus Founders Balanced Fund

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

For Class F shareholders

Ticker Symbol: FRINX

Telephone Call your financial representative or 1-800-525-2440

Mail Dreyfus Founders Funds, Inc.
     P.O. Box 55360, Boston, MA 02205-8252

For Class A, B, C, I and T shareholders

Ticker Symbols: Class A: FRIDX   Class B: FRIBX   Class C: FRICX
                        Class I: FRIRX   Class T: FRIUX

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
     144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



Dreyfus Founders
Discovery Fund

ANNUAL REPORT December 31, 2007



Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund.

Contents



A LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Founders Discovery Fund, covering the 12-month period from January 1, 2007, through December 31, 2007.

Looking back, 2007 was a year of significant change for the stock market. Turmoil in the sub-prime mortgage market, declining housing values and soaring energy prices sparked a "flight to quality" in which investors reassessed their attitudes toward risk. As a result, smaller, more speculative companies that had led the stock market over the past several years lost value over the second half of the year, while shares of larger, multinational growth companies returned to favor. Many financial services and consumer discretionary companies were hurt by repercussions from the sub-prime lending crisis and economic downturn, but energy and basic materials producers generally moved higher along with underlying commodity prices.

The turbulence of 2007 reinforced a central principle of successful investing: diversification. Investors with broad exposure to the world's stock and bond markets were better protected from the full impact of market volatility in areas that, earlier in the year, were among the bright spots at the time. As we look ahead, we believe that now is the perfect time to meet with your financial advisor, who can help you plan and diversify your investment portfolio in a way that manages the potential opportunities and risks that may continue to arise in 2008.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chairman, President and Chief Executive Officer
Founders Asset Management LLC
January 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2007, through December 31, 2007, as provided by B. Randall Watts, Jr., Portfolio Manager

Fund and Market Performance Overview

While small-cap stocks fared relatively well over the first half of 2007, they generally lost value over the second half as the U.S. economy slowed and a credit crisis spread from sub-prime mortgages to other areas of the financial markets. The fund produced higher returns than its benchmark, primarily due to the success of our stock selection strategy in the industrials, health care, energy and financials sectors.

For the 12-month period ended December 31, 2007, Dreyfus Founders Discovery Fund produced total returns of 9.01% for its Class A shares, 8.38% for its Class B shares, 8.41% for its Class C shares, 9.69% for its Class F shares, 9.68% for its Class I shares and 8.70% for its Class T shares.[1] In comparison, the Russell 2000 Growth Index, the fund's benchmark, produced a total return of 7.05% for the reporting period.[2]

The Fund's Investment Approach

The fund invests primarily in small U.S.-based companies that we believe possess high-growth potential. The fund may also invest in larger companies if, in our opinion, they represent better prospects for capital appreciation. Our strategy combines market economics with fundamental research. We assess current economic conditions and examine each sector of the Russell 2000 Growth Index to determine its market-capitalized weighting and estimate its relative performance. We generally give greater relative weight to sectors that we expect to outperform the overall market. Within each sector, we look for companies with solid market positions, visionary leadership and reasonable financial strength. We typically will sell a stock when we find a more attractive alternative, determine that its valuation is excessive, become aware of deteriorating fundamentals or change our assessment of its sector's valuation.

Small-Cap Stocks Retreated as the Economy Slowed

Small-cap stocks posted positive absolute returns during 2007 despite growing worries regarding the effects on the U.S. economy of deteriorating housing and mortgage markets, a credit crunch, higher gasoline prices and slumping consumer spending. Because small-cap companies typically are more economically sensitive than their large-cap counterparts, these concerns weighed more heavily on the small-cap market than other capitalization ranges over the second half of the year. In addition, many of the broader stock market's gains in 2007 were achieved by companies with sizeable overseas operations, which most U.S.-based, small-cap companies do not have.

Several Sectors Supported Relative Performance

Our sector allocation and security selection strategies worked relatively well in most sectors in this challenging environment. A number of industrial stocks were among the top contributors to the fund's performance, including construction and engineering firm Washington Group International, which was acquired at a healthy premium to its stock price. Utilities services provider Quanta Services reported strong earnings growth. Commercial services and supplies company Copart gained value as rising commodity prices spurred demand for the materials it recycles. Richie Brothers Auctioneers advanced after an encouraging earnings outlook.

Among health care companies, the fund scored successes with medical device developer Respironics, which achieved strong sales of its sleep apnea product and was acquired by a larger company. Also acquired in 2007 were diagnostic equipment maker Cytyc, which became part of Hologic; VIASYS Healthcare, which was absorbed by Cardinal Health; and Bruker BioSpin Group, which completed an accretive acquisition. Drug development services company Covance and medical equipment supplier Thermo Fisher Scientific both rallied after reporting strong earnings and improved outlooks.

The energy sector generally benefited from rising crude oil prices, but the fund's holdings of equipment-and-services providers and exploration-and-production companies fared especially well. Winners included T-3 Energy Services, Global Industries, W-H Energy Services and Dril-Quip. The fund sold T-3 Energy Services and Global Industries during the reporting period. The fund also received strong contributions from coal producer Foundation Coal Holdings, which was sold during the period, and natural gas producers Penn Virginia Resource Partners and Berry Petroleum.

Although the financials area was hard hit during the credit crisis, the fund produced relatively good results in the sector by avoiding real estate investment trusts and focusing on less economically-sensitive companies, such as investment firm Waddell & Reed Financial, broker optionsXpress Holdings, electronic options market International Securities Exchange and debt collector Portfolio Recovery Associates. The fund sold International Securities Exchange and Portfolio Recovery Associates during the reporting period.

Detractors from relative performance during 2007 included consumer-oriented companies that were hurt by economic and company-specific woes. U.S. Auto Parts Network, which was sold during the reporting period, stumbled when integrating a recent acquisition, workplace childcare provider Bright Horizons Family Solutions fell short of revenue growth expectations, spa operator Steiner Leisure reported disappointing earnings and apparel retailers Kenneth Cole Productions and Iconix Brand Group struggled with slower consumer spending. Kenneth Cole Productions and Iconix Brand Group were sold by the fund during the reporting period. Some information technology companies also posted earnings shortfalls, including casino cash machine access supplier Global Cash Access Holdings, which was sold during the period, telecommunications clearinghouse Neustar and computer components maker SMART Modular Technologies.

Positioning the Fund for a Slower Economy

Additional signs of economic weakness have continued to produce volatile market conditions. Therefore, we have intensified our focus on identifying small-cap companies with sound business fundamentals that we believe can weather an economic downturn. We have found a number of opportunities meeting our criteria in the information technology area, but fewer in the financials and industrials areas.

January 15, 2008

Small companies carry additional risks because their earnings and revenues tend to be less predictable, and their share prices more volatile than those of larger, more established companies. The shares of smaller companies tend to trade less frequently than those of larger, more established companies.

Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on fund performance.

Part of the fund's historical performance is due to amounts received from class action settlements regarding prior fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. –The Russell 2000 Growth Index is an unmanaged index, which measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values. The total return figure cited for this index assumes change in security prices and reinvestment of dividends, but does not reflect the costs of managing a mutual fund.*

FUND PERFORMANCE



24,500

Dreyfus Founders Discovery
Fund (Class F shares)
Russell 2000 Growth Index†

21,000

$19,400

17,500

Dollars

$15,262

14,000

10,500

7,000

97   98   99   00   01   02   03   04   05   06   07

Years Ended 12/31

Comparison of change in value of $10,000 investment in Dreyfus Founders Discovery Fund
Class F shares and the Russell 2000 Growth Index

† *Source: Lipper Inc.*
Past performance is not predictive of future performance.
*Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments.
There can be no guarantee that IPOs will have or continue to have a positive effect on fund performance.*
*The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Discovery Fund on
12/31/97 to a $10,000 investment made in the Russell 2000 Growth Index (the "Index") on that date. All
dividends and capital gain distributions are reinvested. Performance for Class A, Class B, Class C, Class I and Class T
shares will vary from the performance of Class F shares shown above due to differences in charges and expenses.
The fund's performance shown in the line graph takes into account all applicable Class F fees and expenses (after any
expense reimbursements). The Index is an unmanaged index, which measures the performance of those Russell 2000
companies with higher price-to-book ratios and higher forecasted growth values. Unlike a mutual fund, the Index is not
subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to
fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the
prospectus and elsewhere in this report.*

Average Annual Total Returns *as of 12/31/07*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (5.75%)	**12/31/99**	**2.73%**	**10.13%**	**–**	**(2.47)%**
without sales charge	**12/31/99**	**9.01%**	**11.43%**	**–**	**(1.74)%**
Class B shares					
with applicable redemption charge †	**12/31/99**	**4.38%**	**10.05%**	**–**	**(2.41)%††**
without redemption	**12/31/99**	**8.38%**	**10.32%**	**–**	**(2.41)%††**
Class C shares					
with applicable redemption charge †††	**12/31/99**	**7.41%**	**10.51%**	**–**	**(2.56)%**
without redemption	**12/31/99**	**8.41%**	**10.51%**	**–**	**(2.56)%**
Class F shares	**12/29/89**	**9.69%**	**11.59%**	**6.85%**	**N/A**
Class I shares	**12/31/99**	**9.68%**	**11.83%**	**–**	**(1.43)%**
Class T shares					
with applicable sales charge (4.5%)	**12/31/99**	**3.79%**	**10.04%**	**–**	**(2.70)%**
without sales charge	**12/31/99**	**8.70%**	**11.06%**	**–**	**(2.14)%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Part of the fund's performance is due to amounts received from class action settlements regarding prior fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *Assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

††† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial advisor.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Founders Discovery Fund from July 1, 2007 to December 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses. To estimate the expenses you paid on your account over this period, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the results by the number in the Expenses paid per $1,000 line for the class of shares you own.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2007

	Class A	Class B	Class C	Class F	Class I	Class T
Expenses paid per $1,000†	$ 9.33	$ 15.28	$ 13.13	$ 7.52	$ 7.72	$ 11.48
Ending value (after expenses)	$1,000.30	$993.80	$996.10	$1,002.10	$1,001.80	$997.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2007

	Class A	Class B	Class C	Class F	Class I	Class T
Expenses paid per $1,000†	$ 9.40	$ 15.40	$ 13.24	$ 7.58	$ 7.78	$11.57
Ending value (after expenses)	$1,015.88	$1,009.88	$1,012.05	$1,017.69	$1,017.49	$1,013.71

† *Expenses are equal to the fund's non annualized expense ratio of 1.85% for Class A shares, 3.04% for Class B shares, 2.61% for Class C shares, 1.49% for Class F shares, 1.53% for Class I shares and 2.28% for Class T shares; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2007

Common Stocks−99.0%	Shares	Value ($)
Aerospace & Defense−2.8%		
AAR	70,310 a	2,673,889
ManTech International, Cl. A	64,460 a	2,824,637
Stanley	28,490 a	912,250
		6,410,776
Aluminum−.5%		
Century Aluminum	22,970 a	**1,239,002**
Apparel Retail−1.8%		
JoS. A. Bank Clothiers	60,680 a	1,726,346
Pacific Sunwear of California	175,280 a	2,473,201
		4,199,547
Apparel, Accessories & Luxury Goods−.7%		
True Religion Apparel	73,330 a	**1,565,595**
Application Software−2.4%		
Informatica	97,350 a	1,754,247
InterVoice	110,670 a	884,253
Jack Henry & Associates	48,860	1,189,252
QAD	89,012	831,372
Ultimate Software Group	23,990 a	754,965
		5,414,089
Asset Management & Custody Banks−1.3%		
Waddell & Reed Financial, Cl. A	79,310	**2,862,298**
Biotechnology−3.4%		
Applera−Celera Genomics Group	77,830 a	1,235,162
Array BioPharma	109,020 a	917,948
Enzon Pharmaceuticals	125,680 a	1,197,730
Indevus Pharmaceuticals	106,950 a	743,302
Isis Pharmaceuticals	70,770 a	1,114,627
Regeneron Pharmaceuticals	67,900 a	1,639,785
Sangamo BioSciences	78,121 a	1,022,604
		7,871,158
Building Products−1.3%		
Interface, Cl. A	175,810	**2,869,219**
Casinos & Gaming−.9%		
WMS Industries	58,500 a	**2,143,440**

Common Stocks (continued)	Shares		Value ($)
Communications Equipment–2.0%			
InterDigital	45,830	a	1,069,214
NETGEAR	97,120	a	3,464,270
			4,533,484
Construction & Engineering–2.2%			
Quanta Services	96,980	a	2,544,755
URS	47,458	a	2,578,393
			5,123,148
Construction & Farm Machinery & Heavy Trucks–.8%			
Bucyrus International, Cl. A	17,497		**1,739,027**
Consumer Finance–.3%			
Cardtronics	67,080	a	**678,179**
Data Processing & Outsourced Services–4.6%			
Broadridge Financial Solutions	115,110		2,581,917
Euronet Worldwide	77,730	a	2,331,900
NeuStar, Cl. A	129,350	a	3,709,758
Wright Express	52,560	a	1,865,354
			10,488,929
Diversified Chemicals–.1%			
LSB Industries	6,110	a	**172,424**
Diversified Commercial & Professional Services–2.9%			
Bright Horizons Family Solutions	39,090	a	1,350,169
Copart	58,170	a	2,475,133
McGrath Rentcorp	78,410		2,019,058
Ritchie Brothers Auctioneers	9,620		795,574
			6,639,934
Drug Retail–1.0%			
Longs Drug Stores	48,080		**2,259,760**
Educational Services–2.0%			
Corinthian Colleges	161,140	a	2,481,556
DeVry	39,950		2,075,802
			4,557,358
Electronic Equipment Manufacturers–1.5%			
FLIR Systems	60,810	a	1,903,353
Technitrol	50,260		1,436,431
			3,339,784

Common Stocks (continued)	Shares	Value ($)
Electronic Manufacturing Services−.5%		
TTM Technologies	104,050 a	**1,213,223**
Fertilizers & Agricultural Chemicals−.6%		
American Vanguard	77,470	**1,344,105**
Food Distributors−.9%		
United Natural Foods	67,100 a	**2,128,412**
Food Retail−.8%		
Ruddick	51,800	**1,795,906**
Gold−.7%		
Royal Gold	54,160	**1,652,963**
Health Care Equipment−10.8%		
Dexcom	36,850 a	325,386
Hansen Medical	31,520 a	943,709
Hologic	40,562 a	2,784,176
Integra LifeSciences Holdings	44,550 a	1,867,981
Natus Medical	200,640 a	3,882,384
NuVasive	25,220 a	996,694
NxStage Medical	70,980 a	1,076,767
PerkinElmer	108,170	2,814,583
Respironics	77,950 a	5,104,166
Thoratec	67,890 a	1,234,919
Wright Medical Group	136,440 a	3,979,955
		25,010,720
Health Care Facilities−3.0%		
Psychiatric Solutions	99,320 a	3,227,900
VCA Antech	79,990 a	3,537,958
		6,765,858
Health Care Services−2.9%		
Amedisys	52,950 a	2,569,133
Pediatrix Medical Group	59,770 a	4,073,326
		6,642,459
Health Care Technology−.8%		
Phase Forward	87,910 a	**1,912,043**
Home Entertainment Software−1.1%		
THQ	86,580 a	**2,440,690**

Common Stocks (continued)	Shares	Value ($)
Industrial Machinery–1.4%		
Actuant, Cl. A	60,850	2,069,509
Hurco	26,420 a	1,153,233
		3,222,742
Internet Retail–.4%		
Systemax	45,290	**920,293**
Internet Software & Services–2.6%		
DivX	37,360 a	523,040
SkillSoft, ADR	198,910 a	1,901,580
TIBCO Software	134,170 a	1,082,752
ValueClick	111,850 a	2,449,515
		5,956,887
Investment Banking & Brokerage–1.2%		
optionsXpress Holdings	78,000	**2,637,960**
IT Consulting & Other Services–3.8%		
CACI International, Cl. A	44,910 a	2,010,621
Forrester Research	59,040 a	1,654,301
Investment Technology Group	80,980 a	3,853,838
Virtusa	70,960 a	1,229,737
		8,748,497
Leisure Products–1.9%		
Polaris Industries	50,840	2,428,627
Steiner Leisure	45,600 a	2,013,696
		4,442,323
Life Sciences Tools & Services–3.4%		
Bruker BioSciences	217,380 a	2,891,154
Exelixis	145,220 a	1,253,249
Thermo Fisher Scientific	62,670 a	3,614,806
		7,759,209
Movies & Entertainment–1.5%		
Lions Gate Entertainment	295,260 a	2,781,349
Playboy Enterprises, Cl. B	79,880 a	728,506
		3,509,855
Multi-Line Insurance–.6%		
Arch Capital Group	18,220 a	**1,281,777**

Common Stocks (continued)	Shares	Value ($)
Oil & Gas Equipment & Services–2.2%		
Dril-Quip	53,170 [a]	2,959,442
W-H Energy Services	35,230 [a]	1,980,278
		4,939,720
Oil & Gas Exploration & Production–4.8%		
Berry Petroleum, Cl. A	55,460	2,465,197
Comstock Resources	75,100 [a]	2,553,400
GMX Resources	25,540 [a]	824,431
Penn Virginia	73,750	3,217,712
St. Mary Land & Exploration	47,290	1,825,867
		10,886,607
Oil & Gas Storage & Transportation–.8%		
Overseas Shipholding Group	23,950	**1,782,599**
Packaged Foods & Meats–.9%		
Diamond Foods	38,210	818,840
Hain Celestial Group	39,020 [a]	1,248,640
		2,067,480
Personal Products–2.9%		
Alberto-Culver	108,290	2,657,437
Bare Escentuals	94,980 [a]	2,303,265
Inter Parfums	6,520	117,164
NU Skin Enterprises, Cl. A	96,780	1,590,095
		6,667,961
Pharmaceuticals–1.9%		
Biodel	11,400 [a]	264,822
Covance	34,860 [a]	3,019,573
Sirtris Pharmaceuticals	76,540 [a]	1,047,833
		4,332,228
Precious Metals & Minerals–.7%		
Minefinders	13,370 [a]	151,081
Silver Wheaton	84,270 [a]	1,430,062
		1,581,143
Property & Casualty Insurance–1.5%		
First Mercury Financial	58,310 [a]	1,422,764
RLI	35,000	1,987,650
		3,410,414

Common Stocks (continued)	Shares	Value ($)
Regional Banks–.3%		
Signature Bank	21,840 a	**737,100**
Reinsurance–.3%		
Max Capital Group	27,980	**783,160**
Restaurants–1.7%		
Panera Bread, Cl. A	39,140 a	1,401,995
Red Robin Gourmet Burgers	75,330 a	2,409,807
		3,811,802
Semiconductor Equipment–1.2%		
Cymer	45,960 a	1,789,223
Eagle Test Systems	79,980 a	1,022,144
		2,811,367
Semiconductors–4.7%		
Diodes	43,185 a	1,298,573
Micrel	211,270	1,785,232
Microsemi	54,080 a	1,197,331
O2Micro International, ADR	64,910 a	749,061
RF Micro Devices	316,170 a	1,805,331
Standard Microsystems	50,100 a	1,957,407
Tessera Technologies	49,620 a	2,064,192
		10,857,127
Soft Drinks–.5%		
Hansen Natural	26,550 a	**1,175,900**
Specialty Chemicals–.8%		
H.B. Fuller	77,370	**1,736,957**
Steel–.5%		
Haynes International	14,930 a	**1,037,635**
Technology Distributors–1.1%		
Tech Data	64,820 a	**2,445,010**
Trading Companies & Distributors–.8%		
MSC Industrial Direct, Cl. A	46,870	**1,896,829**
Total Common Stocks		
(cost $212,518,674)		**226,454,112**

Other Investment−1.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $2,977,000)	2,977,000 [b]	**2,977,000**
Total Investments (cost $215,495,674)	**100.3%**	**229,431,112**
Liabilities, Less Cash and Receivables	**(.3%)**	**(629,930)**
Net Assets	**100.0%**	**228,801,182**

ADR—American Depository Receipts

[a] Non-income producing security.

[b] Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
Health Care	26.4	Consumer Staples	7.0
Information Technology	25.5	Financials	5.4
Industrials	12.2	Materials	3.8
Consumer Discretionary	11.0	Money Market Investments	1.3
Energy	7.7		**100.3**

[†] Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	212,518,674	226,454,112
Affiliated issuers	2,977,000	2,977,000
Cash		310,794
Receivable for investment securities sold		12,682,706
Dividends and interest receivable		76,796
Receivable for shares of Common Stock subscribed		16,272
Prepaid expenses		61,024
Other assets		90,118
		242,668,822
Liabilities ($):		
Due to Founders Asset Management LLC and affiliates–Note 3(c)		413,148
Payable for shares of Common Stock redeemed		2,037,789
Payable for investment securities purchased		11,083,851
Interest payable–Note 2		37
Directors' deferred compensation		90,118
Accrued expenses		242,697
		13,867,640
Net Assets ($)		**228,801,182**
Composition of Net Assets ($):		
Paid-in capital		448,528,468
Accumulated investment (loss)–net		(179,066)
Accumulated net realized gain (loss) on investments		(233,491,619)
Accumulated net unrealized appreciation (depreciation) on investments		13,943,399
Net Assets ($)		**228,801,182**

Net Asset Value Per Share

	Class A	Class B	Class C	Class F	Class I	Class T
Net Assets ($)	11,024,374	776,956	2,301,840	195,509,595	19,086,481	101,936
Shares Outstanding	336,125	25,555	75,049	5,935,425	567,338	3,211
Net Asset Value Per Share ($)	**32.80**	**30.40**	**30.67**	**32.94**	**33.64**	**31.75**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2007

Investment Income ($):

Income:

Dividends (net of $3,825 foreign taxes withheld at source):

Unaffiliated issuers	927,660
Affiliated issuers	281,639
Total Income	**1,209,299**

Expenses:

Investment advisory fee–Note 3(a)	2,551,412
Shareholder servicing costs–Note 3(c)	670,315
Distribution fees–Note 3(b)	301,185
Accounting fees–3(c)	152,182
Professional fees	128,950
Directors' fees and expenses–Note 3(d)	59,749
Registration fees	33,653
Prospectus and shareholders' reports	32,102
Custodian fees–Note 3(c)	16,319
Interest expense–Note 2	5,157
Loan commitment fees–Note 2	2,624
Miscellaneous	14,143
Total Expenses	**3,967,791**
Less–reduction in custody fees due to earnings credits–Note 1(c)	(11,060)
Less–reduction in accounting fees–Note 3(c)	(9,767)
Less–expense offset to broker commission–Note 1	(7,399)
Net Expenses	**3,939,565**
Investment (Loss)–Net	**(2,730,266)**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments	39,744,942
Net in unrealized appreciation (depreciation) on investments	(12,738,584)
Net Realized and Unrealized Gain (Loss) on Investments	**27,006,358**
Net Increase in Net Assets Resulting from Operations	**24,276,092**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2007[a]	2006
Operations ($):		
Investment (loss)−net	(2,730,266)	(4,260,407)
Net realized gain (loss) on investments	39,744,942	11,932,242
Net in unrealized appreciation (depreciation) on investments	(12,738,584)	8,602,976
Net Increase (Decrease) in Net Assets Resulting from Operations	**24,276,092**	**16,274,811**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	940,650	31,753,979
Class B shares	32,730	69,786
Class C shares	138,400	578,469
Class F shares	7,011,491	19,688,048
Class I shares	24,982,780	7,013,386
Class T shares	47,348	33,471
Cost of shares redeemed:		
Class A shares	(27,506,640)	(41,576,885)
Class B shares	(688,450)	(13,014,588)
Class C shares	(1,048,474)	(2,147,554)
Class F shares	(70,053,374)	(147,807,521)
Class I shares	(16,095,549)	(6,869,929)
Class T shares	(124,423)	(1,142,702)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(82,363,511)**	**(153,422,040)**
Total Increase (Decrease) in Net Assets	**(58,087,419)**	**(137,147,229)**
Net Assets ($):		
Beginning of Period	286,888,601	424,035,830
End of Period	**228,801,182**	**286,888,601**
Accumulated investment (loss)−net	(179,066)	(158,079)

See notes to financial statements.

| | Year Ended December 31, | |
	2007[a]	2006
Capital Share Transactions:		
Class A[b]		
Shares sold	29,689	1,033,819
Shares redeemed	(880,815)	(1,421,803)
Net Increase (Decrease) in Shares Outstanding	**(851,126)**	**(387,984)**
Class B[b]		
Shares sold	1,036	2,416
Shares redeemed	(23,427)	(469,720)
Net Increase (Decrease) in Shares Outstanding	**(22,391)**	**(467,304)**
Class C		
Shares sold	4,882	19,922
Shares redeemed	(35,209)	(76,293)
Net Increase (Decrease) in Shares Outstanding	**(30,327)**	**(56,371)**
Class F		
Shares sold	222,651	662,494
Shares redeemed	(2,212,860)	(5,022,156)
Net Increase (Decrease) in Shares Outstanding	**(1,990,209)**	**(4,359,662)**
Class I		
Shares sold	779,085	225,128
Shares redeemed	(494,171)	(228,359)
Net Increase (Decrease) in Shares Outstanding	**284,914**	**(3,231)**
Class T		
Shares sold	1,509	1,121
Shares redeemed	(4,062)	(37,890)
Net Increase (Decrease) in Shares Outstanding	**(2,553)**	**(36,769)**

[a] *Effective June 1, 2007, Class R shares were redisignated as Class I shares.*
[b] *During the period ended December 31, 2007, 14,074 Class B shares representing $413,834, were automatically converted to 13,130 Class A shares and during the period ended December 31, 2006, 314,250 Class B shares representing $8,696,579 were automatically converted to 296,178 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
Class A Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	30.09	28.63	28.82	26.04	19.09
Investment Operations:					
Investment (loss)−net	(.50)[a]	(.35)[a]	(.28)[a]	(.64)	(.36)
Net realized and unrealized gain (loss) on investments	3.21	1.81	.09	3.42	7.31
Total from Investment Operations	2.71	1.46	(.19)	2.78	6.95
Net asset value, end of period	32.80	30.09	28.63	28.82	26.04
Total Return (%)[b]	9.01	5.10	(.66)	10.68	36.41
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.02	1.51	1.47	1.38	1.50
Ratio of net expenses to average net assets	2.01	1.51	1.45	1.37	1.50
Ratio of net investment (loss) to average net assets	(1.58)	(1.15)	(1.09)	(1.11)	(1.25)
Portfolio Turnover Rate	215	202	160	98	130
Net Assets, end of period ($ x 1,000)	11,024	35,719	45,092	65,763	79,630

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
See notes to financial statements.

Class B Shares	Year Ended December 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	28.04	27.10	27.55	25.12	18.60
Investment Operations:					
Investment (loss)−net	(.60)a	(.61)a	(.54)a	(1.07)	(.81)
Net realized and unrealized gain (loss) on investments	2.96	1.55	.09	3.50	7.33
Total from Investment Operations	2.36	.94	(.45)	2.43	6.52
Net asset value, end of period	30.40	28.04	27.10	27.55	25.12
Total Return (%) b	8.38	3.51	(1.63)	9.67	35.05
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.55	2.64	2.44	2.30	2.56
Ratio of net expenses to average net assets	2.54	2.64	2.43	2.29	2.56
Ratio of net investment (loss) to average net assets	(2.08)	(2.28)	(2.06)	(2.03)	(2.31)
Portfolio Turnover Rate	215	202	160	98	130
Net Assets, end of period ($ x 1,000)	777	1,344	13,964	18,795	21,009

a   *Based on average shares outstanding at each month end.*
b   *Exclusive of sales charge.*
See notes to financial statements.

Class C Shares	Year Ended December 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	28.29	27.14	27.57	25.14	18.60
Investment Operations:					
Investment (loss)–net	(.64)a	(.56)a	(.50)a	(1.53)	(.94)
Net realized and unrealized gain (loss) on investments	3.02	1.71	.07	3.96	7.48
Total from Investment Operations	2.38	1.15	(.43)	2.43	6.54
Net asset value, end of period	30.67	28.29	27.14	27.57	25.14
Total Return (%) b	8.41	4.24	(1.56)	9.67	35.16
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.64	2.36	2.36	2.28	2.52
Ratio of net expenses to average net assets	2.63	2.36	2.35	2.27	2.52
Ratio of net investment (loss) to average net assets	(2.16)	(2.01)	(1.98)	(2.01)	(2.28)
Portfolio Turnover Rate	215	202	160	98	130
Net Assets, end of period ($ x 1,000)	2,302	2,981	4,391	6,668	8,352

a   *Based on average shares outstanding at each month end.*
b   *Exclusive of sales charge.*
See notes to financial statements.

Class F Shares	Year Ended December 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	30.03	28.58	28.77	25.98	19.04
Investment Operations:					
Investment (loss)–net	(.32)[a]	(.34)[a]	(.30)[a]	(.69)	(.35)
Net realized and unrealized gain (loss) on investments	3.23	1.79	.11	3.48	7.29
Total from Investment Operations	2.91	1.45	(.19)	2.79	6.94
Net asset value, end of period	32.94	30.03	28.58	28.77	25.98
Total Return (%)	9.69	5.08	(.66)	10.74	36.45
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.49	1.53	1.46	1.35	1.53
Ratio of net expenses to average net assets	1.48	1.52	1.45	1.34	1.53
Ratio of net investment (loss) to average net assets	(1.01)	(1.16)	(1.09)	(1.08)	(1.29)
Portfolio Turnover Rate	215	202	160	98	130
Net Assets, end of period ($ x 1,000)	195,510	238,015	351,087	550,622	638,880

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

	Year Ended December 31,				
Class I Shares	2007 [a]	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	30.67	29.11	29.22	26.32	19.23
Investment Operations:					
Investment (loss)−net	(.32)[b]	(.27)[b]	(.24)[b]	(.24)	(.17)
Net realized and unrealized gain (loss) on investments	3.29	1.83	.13	3.14	7.26
Total from Investment Operations	2.97	1.56	(.11)	2.90	7.09
Net asset value, end of period	33.64	30.67	29.11	29.22	26.32
Total Return (%)	9.68	5.36	(.38)	11.02	36.87
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.49	1.26	1.18	1.11	1.21
Ratio of net expenses to average net assets	1.48	1.26	1.17	1.10	1.21
Ratio of net investment (loss) to average net assets	(.98)	(.91)	(.80)	(.83)	(.96)
Portfolio Turnover Rate	215	202	160	98	130
Net Assets, end of period ($ x 1,000)	19,086	8,662	8,315	72,317	65,240

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *Based on average shares outstanding at each month end.*
See notes to financial statements.

Class T Shares	Year Ended December 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	29.21	27.91	28.18	25.55	18.79
Investment Operations:					
Investment (loss)−net	(.57)[a]	(.45)[a]	(.38)[a]	(.65)	(.31)
Net realized and unrealized gain (loss) on investments	3.11	1.75	.11	3.28	7.07
Total from Investment Operations	2.54	1.30	(.27)	2.63	6.76
Net asset value, end of period	31.75	29.21	27.91	28.18	25.55
Total Return (%)[b]	8.70	4.66	(.96)	10.29	35.98
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.33	1.84	1.77	1.71	1.91
Ratio of net expenses to average net assets	2.32	1.84	1.76	1.70	1.90
Ratio of net investment (loss) to average net assets	(1.85)	(1.51)	(1.40)	(1.44)	(1.66)
Portfolio Turnover Rate	215	202	160	98	130
Net Assets, end of period ($ x 1,000)	102	168	1,187	1,648	1,788

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Founders Discovery Fund (the "fund") is a separate diversified series of Dreyfus Founders Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering six series, including the fund. The fund's investment objective is to seek capital appreciation. Founders Asset Management LLC ("Founders") serves as the fund's investment adviser. During the first half of the reporting period, Founders was an indirect wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Founders became an indirect, wholly-owned subsidiary of BNY Mellon.

The Company's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The eligibility requirements for Class I shares remained the same as for Class R shares.

MBSC Securities Corporation (the "Distributor"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus"), an affiliate of Founders, is the distributor of the fund's shares. The fund is authorized to issue up to 550 million shares of Common Stock, par value $.01 per share, in the following classes of shares: Class A, Class B, Class C, Class F, Class I and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, although the shares may be purchased at net asset value ("NAV") without a sales charge by certain categories of investors. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class F and Class I shares are sold at NAV per share. Class F shares are sold only to Class F grandfathered investors, and Class I shares are sold only to eligible institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class. Income and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Each class of the fund bears expenses incurred specifically on its behalf and, in addition, each class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the class. The type of expense determines the allocation method.

The Company's Board of Directors has authorized the payment of certain fund expenses with commissions on fund portfolio transactions. These commissions reduce miscellaneous expenses and are included in the expense offset to broker commissions in the Statement of Operations.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on NASDAQ, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. New York closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's Board of Directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The fund amortizes premiums and discounts on all debt securities.

Registered open-end investment companies that are not traded on an exchange are valued at their NAV.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's Board of Directors or pursuant to procedures approved by the Board of Directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the fund calculates its NAV, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using calculations based on indexes of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign securities and currency transactions: The fund may invest at least a portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the fund executes a foreign security transaction, the fund may enter into a foreign currency contract to settle the foreign security transaction. The fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

The accounting records of the fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized appreciation (depreciation) from investments and foreign currency translations in the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank, Mellon Bank, N.A. ("Mellon Bank"), whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes any earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by Founders or its affiliates are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: No provision has been made for federal income taxes since it is the policy of the fund to comply with the requirements of Subchapter M of the Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The fund is treated as a separate tax entity for federal income tax purposes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more likely- than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended December 31, 2007.

The fund is not subject to examination by U.S. Federal, State and City tax authorities for the tax years before 2004.

At December 31, 2007, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $232,708,199 and unrealized appreciation $13,150,350.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2007. If not applied, $218,607,732 of the carryover expires in fiscal 2010 and $14,100,467 expires in fiscal 2011.

During the period ended December 31, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for net operating losses and real estate investment trusts, the fund increased accumulated undistributed investment income-net by $2,709,279, increased accumulated net realized gain (loss) on investments by $15,702 and decreased paid-in-capital by $2,724,981. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. The borrowings by each series of the Company are limited to the lesser of (a) $25 million, or (b) the lesser of 25% of the series' total net assets or the maximum amount which the series is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $25 million cap on the total LOC. Each series agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC.

The average daily amount of borrowings outstanding under the LOC during the period December 31, 2007, was approximately $88,600 with a related weighted average annualized interest rate of 5.82%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) In accordance with an investment advisory agreement between the Company and Founders, the fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the fund's net assets. The fee is 1% of the first $250 million of net assets, .80% of the next $250 million of net assets and .70% of net assets in excess of $500 million.

During the period ended December 31, 2007, the Distributor retained $1,030 and $235 from sales commissions earned on sales of the fund's Class A and Class T shares, respectively, and $11,742 and $642 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under a Distribution Plan (the "Class B, C and T Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of their average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended December 31, 2007, Class B, Class C and Class T shares were charged $7,333, $19,629 and $307, respectively, pursuant to the Class B, C and T Plan.

The fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Act applicable to its Class F shares (the "Class F Plan"). Under the Class F Plan, the fund is authorized to reimburse the Distributor for expenses paid for distributing or servicing its Class F shares at an annual rate of up to .25% of the value of the average daily net assets of the Fund's Class F shares. During the period ended December 31, 2007, Class F shares were charged $273,916 pursuant to the Class F Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended December 31, 2007, Class A, Class B, Class C and Class T shares were charged $39,509, $2,444, $6,543 and $307, respectively, pursuant to the Shareholder Services Plan.

The Company has a shareholder services agreement with the Distributor, whereby the fund has agreed to compensate the Distributor for providing certain shareholder servicing functions to holders of Class F shares. The fund paid the Distributor a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the period ended December 31, 2007, Class F shares were charged $209,875 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the fund's Class F shares are paid by the Distributor. The out-of-pocket charges from DTI are paid by the fund. During the period ended December 31, 2007, Class F shares were charged $20,257 for out-of-pocket transfer agent charges.

The fees charged by DTI with respect to the fund's Class A, B, C, I and T shares are paid by the fund. These transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the period ended December 31, 2007 were $47,249.

The fund compensates Mellon Bank, an affiliate of Founders, under a custody agreement for providing custodial services for the fund. During the period ended December 31, 2007, the fund was charged $16,319 pursuant to the custody agreement.

The fund also pays Mellon Bank for certain cash management services. These fees are included in the out-of-pocket transfer agency charges above.

The fund has agreed to compensate Dreyfus for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of .06% of the average daily net assets of the fund on the first $500 million, .04% of the average daily net assets of the fund on the next $500 million and .02% of the average daily net assets of the fund in excess of $1 billion, plus reasonable out-of pocket expenses. Dreyfus has contractually agreed in writing to waive any fees received for these services to the extent they exceed its costs in providing the services and a reasonable allocation of Founders' costs related to the support and oversight of these services. During the period ended December 31, 2007, Dreyfus waived $9,767.

The components of "Due to Founders Asset Management LLC and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $197,490, Rule 12b-1 distribution plan fees $37,655, shareholder services plan fees $165,501, transfer agency per account fees $7,595 and accounting fees $4,907.

(d) Annual retainer fees and attendance fees for the Company's Board of Directors are allocated to each series of the Company based on net assets. The Company's Board of Directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Company's series. The amount paid to the director under the plan will be determined based upon the performance of the selected series. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation in the Statement of Assets and Liabilities. Changes in market value are included in the directors' fees and expenses and the net change in unrealized appreciation (depreciation) of investments in the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the fund.

Certain officers of the Company are also officers and/or directors of Founders or its affiliates, which pay their compensation. The affairs of the fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's Board of Directors.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2007, amounted to $543,050,173 and $632,703,635, respectively.

At December 31, 2007, the cost of investments for federal income tax purposes was $216,280,762; accordingly, accumulated net unrealized appreciation on investments was $13,150,350, consisting of $21,490,389 gross unrealized appreciation and $8,340,039 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Founders Discovery Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Founders Discovery Fund (one of the funds comprising Dreyfus Founders Funds, Inc.), as of December 31, 2007, and the related statement of operations, the statement of changes in net assets and financial highlights for the year then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The statement of changes in net assets of Dreyfus Founders Mid-Cap Growth Fund for the year ended December 31, 2006 and the financial highlights for each of the indicated periods through December 31, 2006, were audited by other auditors whose report dated February 23, 2007, expressed an unqualified opinion on the statement and financial highlights.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities as of December 31, 2007 by correspondence with the custodian. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Founders Discovery Fund at December 31, 2007, and the results of its operations, the changes in its net assets and the financial highlights for the year then ended, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

New York, New York
February 21, 2008

At a meeting of the board of directors of Dreyfus Founders Funds, Inc. (the "Funds" and, in reference to any one of the Funds' portfolios, a "Fund") held on August 15 and 16, 2007, the Funds' directors unanimously approved the continuation of the Investment Advisory Agreement ("management agreement") between each of the Funds and Founders Asset Management LLC, the Funds' investment adviser ("Founders"), for a one-year term ending August 31, 2008. The board of directors of the Funds ("board") is comprised entirely of individuals who have no affiliation with Founders or any affiliates of Founders (the "directors").

Prior to the directors' August 2007 meeting, Founders had provided the directors with extensive materials related to the renewal of the management agreement, including performance and expense information for other investment companies with similar investment objectives to each Fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the directors discussed the proposed continuance of the management agreement with the senior management personnel of Founders. At the conclusion of these discussions, the directors and their independent counsel met in a private session at which no representatives of Founders were present, to continue their discussion of continuance of the agreement. In determining to continue the management agreement, the directors considered all factors which they believed to be relevant, including the following:

Nature, Extent and Quality of Services Provided and to be Provided by Founders

The directors recognized that they have had the opportunity to evaluate the investment and non-investment related services which Founders and its affiliates provide to the Funds primarily through their quarterly review of all of the operations of the Funds during Fund committee and Fund board meetings held throughout the past twelve months. At each such meeting, extensive discussions of Fund operations are held with senior management personnel of Founders and a large volume of documentation with respect to these operations is provided to and reviewed by the directors. Such discussions and documentation afford the directors the continual opportunity to evaluate the nature, extent, and quality of the services provided by Founders and its affiliates to the Funds.

The directors were satisfied that Founders is managing the investment of the assets of the Funds in accordance with each Fund's respective investment objective, policies and restrictions, subject to the directors' overall supervision.

The directors considered that Founders also provides many non-investment related services to the Funds in fulfilling its responsibilities under the management agreement.

Following their discussion and review, the directors reached the following conclusions:

- That the breadth and quality of investment advisory and other services being provided to the Funds are satisfactory, as evidenced in part by the performance records of the Funds, to which the directors gave significant attention as indicated below; and

- That the directors are satisfied not only with the research, long-term portfolio management, and trading services being provided to the Funds, but also recognize that Founders or its affiliates have provided the highest quality accounting, compliance and regulatory, administrative, underwriting, custody, shareholder, transfer agent and cash management services to the Funds, while charging fair, reasonable and competitive fees.

Investment Performance

On a quarterly basis, the directors hold meetings with representatives of the portfolio management team for each Fund (usually a portfolio manager), during which each representative reviews, among other items, performance information, attribution analyses, and the portfolio manager's investment outlook. The directors also receive written monthly and quarterly performance information for each Fund. These written quarterly reports include comparisons of each Fund's perfor-

mance with its respective Lipper category and one or more benchmark indexes, as well as a comparable exchange-traded fund, for the most recent quarter and one-, three- and five-year periods, as well as for the portfolio manager's tenure.

In conjunction with their consideration of renewal of the management agreement, the directors received a more detailed performance report about each Fund from Lipper. These reports compared each Fund's performance to both a relatively small group of similar funds selected by Lipper (the "Lipper performance group"), as well as to all funds in the applicable Lipper category (the "Lipper performance universe").

The performance of Discovery Fund's Class F shares placed in the lowest two quintiles of both its Lipper performance group and the Lipper small-cap growth fund performance universe for the one-, three- and five-year periods ended December 31, 2006, placed in the lowest two quintiles of its Lipper performance universe for the one-, three- and five-year periods ended June 30, 2007, and underperformed its benchmark index for the one-, three- and five-year periods ended June 30, 2007. The directors recognized that in its efforts to improve the unsatisfactory performance results of Discovery Fund, Founders had changed the portfolio managers of the Fund in August 2006, and that the Fund's relative performance to date in 2007 had improved. The directors were hopeful that the steps Founders has taken in an effort to improve the Fund's performance would continue to show relative performance progress. The directors intend to continue to monitor the Fund's future performance results closely.

After consideration of all relevant information and data, the directors concluded that although past performance cannot be a guaranty of future performance, each Fund and its shareholders would continue to benefit from Founders' investment management of the Fund. The directors further determined:

• That although certain of the Funds have experienced performance difficulties, Founders has focused its efforts upon improving the performance records of the Funds and will continue to seek improvement; and

- That the materials provided by Lipper demonstrated that most of the Funds maintained satisfactory performance quintile rankings in their respective comparison groups and comparison universes, with five of seven Funds placing in the top two quintiles of their respective Lipper performance universes for the one-year period ended December 31, 2006, and four placing in the top two quintiles for the three years ended December 31, 2006.

Costs of the Services to be Provided and Profits to be Realized by Founders and Its Affiliates from Founders' Relationship With the Funds

The directors recognized that on a quarterly basis, they receive information with respect to each Fund's expenses. The directors carefully review and discuss the expense ratios for all classes of shares of each Fund at each of their quarterly meetings throughout the year.

In conjunction with their annual consideration of renewal of the Funds' management agreement and other service arrangements, the directors received detailed information from Lipper which compared each Fund's management fees and other expenses with those of a group of similar funds selected by Lipper (the "Lipper expense group"), as well as summary information comparing each Fund's management fees and expenses with those of the funds in its Lipper performance universe with load structures similar to that of the Funds (the "Lipper expense universe").

The directors noted that for the period ended December 31, 2006, Discovery Fund's management fees ranked in the third quintile of its Lipper expense group, with the Fund's fees the ninth lowest of 17 "peer funds." The Fund's contractual management fees at a common asset level were determined by Lipper to be lower than nine of the 17 funds in its group. The Fund's management fees were in the third quintile of its Lipper expense universe.

The directors also considered information provided by Lipper with respect to the profitability of the investment management activities conducted by a number of publicly-held corporations. Lipper also pre-

pared an analysis providing detailed information with respect to the types of services rendered to various mutual fund complexes under their respective investment advisory contracts, including the services provided by Founders to the Funds under the management agreement.

The directors had been provided with extensive materials with respect to the profitability derived by Founders from providing investment advisory and other services to the Funds as a group and to each Fund individually.

The directors further considered certain indirect benefits received by Founders and its affiliates as a result of Founders' provision of investment advisory services to the Funds. These included the following:

- Since Founders manages a non-Fund account in a style that is similar to that used for one of the Funds (and for portions of certain other Funds), and employees of Founders manage other non-Fund accounts in a similar style in their capacities as employees of the affiliates, Founders and its affiliates realize efficiencies in performing the portfolio management, trading and operational functions related to those non-Fund accounts;

- The Funds' brokerage transactions may be executed with brokers that provide research and brokerage services to Founders and its affiliates. These research and brokerage services may be useful to Founders and its affiliates in providing investment advisory services to any of the clients they advise, including the Funds; and

- Affiliates of Founders receive various fees for providing accounting, underwriting, shareholder, transfer agency, custody and cash management services to the Funds.

After deliberation and discussion of Fund fees and expenses, the directors determined:

- That upon review of the advisory fee structures of the Funds in comparison with the competitive expense groups and expense universes selected by Lipper, the levels of investment advisory fees paid by the Funds were deemed to be competitive;

- That the expense ratios of the Funds are competitive and that Founders continually reviews each Fund's total expense ratio and has initiated voluntarily expense caps and fee waivers for certain Funds to reduce their expense ratios;
- That five of the seven Funds' expense ratios decreased or remained the same for all or most of their share classes in 2006 as compared to those experienced in 2005, in some instances as a result of increases in Fund assets; and
- That the comparative fee and expense information included in the materials provided by Lipper supports the determination that the advisory and other fees payable by the Funds to Founders and its affiliates are essentially fees which would be similar to those that would have resulted solely from "arm's-length" bargaining.

With respect to profitability to Founders, the directors reviewed the adviser profitability analysis provided by Lipper, which demonstrated that Founders' 2006 profitability from providing management services to the Funds was reasonable in comparison to the entities included in the Lipper analysis.

The directors were also advised by independent counsel of the profitability percentage ranges which court cases have found acceptable and determined that Founders' profitability percentage for providing management and other services to the Funds was reasonable.

The directors concluded that Founders' profits from providing management services to the Funds were reasonable in relationship to the overall services which Founders provides.

Economies of Scale

The directors reviewed information provided by Founders which summarized the extent, if any, that both Founders and the Funds would achieve certain economies of scale if the assets of the Funds were to increase.

After review and discussion, the directors considered the extent to which economies of scale and common management are shared with each Fund, including the economies that would be realized from the growth of each Fund's assets. After such consideration, the directors determined that all of the Funds have structured breakpoints in their advisory fees, which result in fee reductions as the assets of each Fund reach defined levels, and that such fee reductions, when implemented, would benefit all of the applicable Fund's shareholders through decreases in the Fund's expense ratio.

Dedication to Regulatory Requirements and Restrictions

An important factor in the directors' consideration of renewal of the Funds' management agreement with Founders included the directors' recognition of the dedication by Founders of stringent adherence to regulatory requirements and restrictions. The directors determined that Founders is dedicated to compliance with all applicable rules and regulations and that the systems of controls which are in place to ensure that the service providers to the Funds, including Founders, and the Funds themselves, maintain strict adherence to the law are excellent.

Overall Conclusions

The directors determined that they are generally satisfied with the performance of the Funds and with the quality of the advisory and other services being provided by Founders and its affiliates to the Funds. The directors recognized that efforts are being and will continue to be made to improve the Funds' performance and to maintain Fund expense ratios at reasonable and competitive levels.

The directors concluded that continuation of the current management agreement between each Fund and Founders, which would enable each Fund to continue to receive investment advisory services from Founders, is in the best interests of each Fund and its shareholders, the services to be performed under the management agreement are services required for the operations of the Funds, Founders has provided satisfactory investment management services to the Funds in the past, and the fees for the management services which Founders will perform will be within the range of what would have been negotiated at arm's length in light of the circumstances.

YOUR BOARD REPRESENTATIVES (Unaudited)

The Board of Directors of the Company oversees all six Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 74. Year elected to the Board: 1970

Board Chairman. Founding Chairman, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank, Houston. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation. Chairman-elect, University of Texas Health Science Center.

Alan S. Danson, 68. Year elected to the Board: 1991

Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.

Robert P. Mastrovita, 63. Year elected to the Board: 1998

Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy. Director, King Caesar Foundation.

Trygve E. Myhren, 71. Year elected to the Board: 1996

President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, AdPay, Inc. Trustee, Executive Committee and Chairman of Faculty Education Affairs Committee, the University of Denver. Trustee, Denver Art

Museum. Member, Colorado FORUM and Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Time Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987). Chief of Mission, 2006 Paralympic Games, Torino/Sestrierre, Italy.

George W. Phillips, 69. Year elected to the Board: 1998

Retired. Vice Chairman of the Board and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Martha A. Solis-Turner, 47. Year elected to the Board: 2005

Formerly, Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc. Board member and Treasurer, Mile High Montessori Early Learning Centers (2002 to present), and formerly, Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center, both of which are non-profit organizations.

Principal Officers

J. David Officer, 59. President and Principal Executive Officer of the Funds since 2007. Chief Operating Officer, Vice Chairman and a Director of Dreyfus, and an officer of 78 investment companies (comprised of 163 portfolios) managed by Dreyfus. He has been an employee of Dreyfus since 1998.

Denise B. Kneeland, 56. Vice President of the Funds since 2008. Assistant Vice President (since 1996) and Secretary (since 2007) of the Mellon Institutional Funds Investment Trust. First Vice President and Manager, Mutual Funds Operations, BNY Mellon Asset Management (since 2006). Formerly, Vice President and Manager, Mutual Funds Operations, Standish Mellon Asset Management Company, LLC (1996 to 2001).

Kenneth R. Christoffersen, 52. Vice President of the Funds since 2008, and Secretary since 2000 (and from 1996 to 1998). Founders' Senior Vice President - Legal, General Counsel and Secretary. Assistant Secretary of the Distributor since 2003. Employed by Founders and its predecessor company since 1996.

Steven M. Anderson, 42. Treasurer and Principal Financial and Accounting Officer of the Funds since 2007. Vice President (since 1999), Treasurer (since 2002) and Chief Financial Officer of Mellon Institutional Funds Investment Trust. Vice President and Mutual Funds Controller, BNY Mellon Asset Management (since 2003). Formerly, Assistant Vice President and Mutual Funds Controller, Standish Mellon Asset Management Company, LLC (2000 to 2003).

Janelle E. Belcher, 49. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President - Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

David T. Buhler, 36. Assistant Secretary since 2007. Founders' Associate General Counsel and Assistant Secretary since 2006. Formerly, Counsel for Great-West Life & Annuity Insurance Company (1997-2006), and Chief Compliance Officer for Greenwood Investments, LLC (2002 - 2006).

Robert S. Robol, 43. Assistant Treasurer since 2006. Senior Accounting Manager - Taxable Fixed Income Funds of Dreyfus, and an officer of 79 investment companies (comprised of 180 portfolios) managed by Dreyfus. Employed by Dreyfus since 1988.

Robert Salviolo, 40. Assistant Treasurer since 2007. Senior Accounting Manager - Foreign Equity Funds of Dreyfus, and an officer of 79 investment companies (comprised of 180 portfolios) managed by Dreyfus. Employed by Dreyfus since 1989.

Robert Svagna, 40. Assistant Treasurer since 2006. Senior Accounting Manager - Equity Funds of Dreyfus, and an officer of 79 investment companies (comprised of 180 portfolios) managed by Dreyfus. Employed by Dreyfus since 1990.

William G. Germenis, 37. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class I, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of the Distributor and AMLCO of 75 investment companies (comprised of 176 portfolios) managed by Dreyfus. Employed by the Distributor since 1998.

The directors and officers may be contacted at Founders' address appearing on the back cover, except for Messrs. Officer, Robol, Salviolo, Svagna and Germenis, who can be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166, and Mr. Anderson and Ms. Kneeland, who can be contacted at BNY Mellon Asset Management, One Boston Place, Boston, Massachusetts 02108. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling 1-800-525-2440 (Class F shareholders) or 1-800-554-4611 (all other shareholders).

For More Information

**Dreyfus Founders
Discovery Fund**

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

For Class F shareholders

Ticker Symbol: FDISX

Telephone Call your financial representative or 1-800-525-2440

Mail Dreyfus Founders Funds, Inc.
      P.O. Box 55360, Boston, MA 02205-8252

For Class A, B, C, I and T shareholders

Ticker Symbols: Class A: FDIDX   Class B: FDIEX   Class C: FDICX
                        Class I: FDIRX   Class T: FDITX

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
      144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2008 MBSC Securities Corporation   0182AR1207

Dreyfus Founders
Equity Growth Fund

ANNUAL REPORT December 31, 2007



Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund.

Contents



A LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Founders Equity Growth Fund, covering the 12-month period from January 1, 2007, through December 31, 2007.

Looking back, 2007 was a year of significant change for the stock market. Turmoil in the sub-prime mortgage market, declining housing values and soaring energy prices sparked a "flight to quality" in which investors reassessed their attitudes toward risk. As a result, smaller, more speculative companies that had led the stock market over the past several years lost value over the second half of the year, while shares of larger, multinational growth companies returned to favor. Many financial services and consumer discretionary companies were hurt by repercussions from the sub-prime lending crisis and economic downturn, but energy and basic materials producers generally moved higher along with underlying commodity prices.

The turbulence of 2007 reinforced a central principle of successful investing: diversification. Investors with broad exposure to the world's stock and bond markets were better protected from the full impact of market volatility in areas that, earlier in the year, were among the bright spots at the time. As we look ahead, we believe that now is the perfect time to meet with your financial advisor, who can help you plan and diversify your investment portfolio in a way that manages the potential opportunities and risks that may continue to arise in 2008.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chairman, President and Chief Executive Officer
Founders Asset Management LLC
January 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period between January 1, 2007, and December 31, 2007, as provided by John B. Jares, CFA, Portfolio Manager

Fund and Market Performance Overview

Softer consumer spending, a slowing U.S. economy and sub-prime mortgage delinquencies and defaults weighed on the U.S. stock market during 2007. However, large-capitalization growth stocks posted stronger returns than most other market segments as investors grew increasingly risk averse. Although the fund participated in the market's advance, the fund underperformed its benchmark, mainly due to disappointing stock selections in several market sectors.

For the 12-month period ended December 31, 2007, Dreyfus Founders Equity Growth Fund produced total returns of 7.81% for Class A shares, 6.72% for Class B shares, 7.21% for Class C shares, 8.14% for Class F shares, 8.09% for Class I shares, and 6.24% for Class T shares.[1] In comparison, the Russell 1000 Growth Index returned 11.81% over the same period.[2]

The Fund's Investment Approach

To pursue the fund's goal of long-term growth of capital and income, we invest primarily in the common stocks of large, well-established companies with records of profitability, dividend payments and a reputation for high-quality management, products and services. Using a "bottom-up" approach, we focus on individual stock selection instead of broad economic or industry trends. We look mainly for companies whose fundamental strengths suggest the potential to provide superior earnings growth over time. The fund may also invest in non-dividend-paying companies, and it may invest up to 30% of its total assets in foreign securities.

Growth Stocks Posted Gains Despite Heightened Volatility

Stocks advanced broadly over the first half of 2007 as companies in a variety of industry groups reported strong corporate earnings amid moderate economic growth, stable short-term interest rates and robust mergers-and-acquisitions activity. However, market conditions changed dramatically over the second half of the year, when a credit crisis emanating from the sub-prime mortgage market spread to other areas of the financial markets. As investors reassessed their attitudes toward risk, they turned away from the smaller, more speculative stocks that previously led the market's advance. Instead, they began to favor the types of large, growth-oriented companies in which the fund primarily invests, many of which benefited from their presence in robust overseas markets.

Our Sector Allocation and Security Selection Strategies Produced Mixed Results

In an environment of slowing consumer spending, the fund's under-weighted allocation to consumer discretionary stocks supported its relative performance. Within the consumer discretionary sector, specialty retailer Gap, Inc. benefited from solid execution by a new management team in restructuring the company and improving its merchandising efforts. Strong security selections in the telecommunication services area included wireless handset maker Nokia, which saw an increase in Chinese and Indian contracts. In other sectors, brokerage firm Charles Schwab & Co. benefited from strong asset inflows and a successful restructuring plan, while oil producer Exxon Mobil's stock price advanced along with crude oil prices.

In the information technology sector, computer and electronics producer Apple scored a resounding success with the introduction of its iPhone, and software giant Microsoft achieved gains in its gaming platforms and operating systems divisions. Online media leader Google and hardware manufacturer Hewlett-Packard both gained share in their respective markets.

Although the fund ended the reporting period with a positive absolute return, the fund underperformed its benchmark due to shortfalls in our stock selection strategy. Most notably, industrials and materials stocks continued their upward climb amid persistent demand from the world's emerging markets. The fund did not participate fully in these advances, as underweighted allocations to these areas weighed on relative performance. In addition, the fund suffered from lack of exposure to some of these sectors' top individual performers.

The fund's investment in some strong-performing information technology stocks could not counterbalance the weight of less stellar performers in this area. Semiconductor manufacturer Marvell Technology Group reported sub-par profitability in a newly purchased processor line. Broadcom Corporation, another semiconductor firm, was bridled by increased research-and-development expenditures for its venture into "baseband" solutions for cell phone usage. In other areas, banking giant Citigroup fell victim to sub-prime mortgage turmoil, and retailer Home Depot suffered from lackluster consumer spending as well as depressed activity in the housing industry.

Finding Growth Opportunities in a Challenging Market

As of year end, several economic obstacles, such as rising unemployment and a housing recession, have depressed investor sentiment. Volatility caused by the anticipation of changes in government policy that typically occur during an election year may also weigh on the market. However, we believe that steps taken by the Chinese government to slow its economy may help to reduce global inflationary pressures, which could contribute to improved economic conditions in the United States. We also expect the Federal Reserve Board to reduce short-term interest rates further, and the federal government may adopt a fiscal stimulus package designed to bolster the U.S. economy. We believe the fund is well positioned for this environment, and we have continued to identify what we believe to be attractive opportunities for growth.

January 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. The return figure provided for the fund's Class I shares reflects the absorption of certain fund expenses by Founders pursuant to an agreement that will extend through at least August 31, 2008, and will not be terminated without prior notice to the fund's Board of Directors. The return figure provided for the fund's Class T shares reflects the absorption of certain fund expenses by an affiliate of Founders pursuant to an agreement that terminated on August 31, 2007. Had these expenses not been absorbed, the fund's Class I and Class T share returns would have been lower.*

[2] *SOURCE: LIPPER, INC. — The Russell 1000 Growth Index is a widely accepted, unmanaged large-cap index that measures the performance of those Russell 1000 Index companies with higher price-to-book ratios and higher forecasted growth values. The total return figure cited for this index assumes change in security prices and reinvestment of dividends, but does not reflect the costs of managing a mutual fund.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Founders Equity Growth Fund Class F shares and the Russell 1000 Growth Index

†   *Source: Lipper Inc.*

Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Equity Growth Fund on 12/31/97 to a $10,000 investment made in the Russell 1000 Growth Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class A, Class B, Class C, Class I and Class T shares will vary from the performance of Class F shares shown above due to differences in charges and expenses. The fund's performance shown in the line graph takes into account all applicable Class F fees and expenses (after any expense reimbursements). The Index is an unmanaged index which measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 12/31/07*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (5.75%)	**12/31/99**	**1.59%**	**11.19%**	**–**	**(2.35)%**
without sales charge	**12/31/99**	**7.81%**	**12.51%**	**–**	**(1.63)%**
Class B shares					
with applicable redemption charge †	**12/31/99**	**2.72%**	**11.32%**	**–**	**(2.06)%††**
without redemption	**12/31/99**	**6.72%**	**11.58%**	**–**	**(2.06)%††**
Class C shares					
with applicable redemption charge †††	**12/31/99**	**6.21%**	**11.72%**	**–**	**(2.41)%**
without redemption	**12/31/99**	**7.21%**	**11.72%**	**–**	**(2.41)%**
Class F shares	**7/5/38**	**8.14%**	**12.78%**	**2.05%**	**N/A**
Class I shares	**12/31/99**	**8.09%**	**12.82%**	**–**	**(1.36)%**
Class T shares					
with applicable sales charge (4.5%)	**12/31/99**	**1.40%**	**10.28%**	**–**	**(3.03)%**
without sales charge	**12/31/99**	**6.24%**	**11.30%**	**–**	**(2.47)%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares, but does reflect expense reimbursements for certain share classes.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *Assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

††† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial advisor.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Founders Equity Growth Fund from July 1, 2007 to December 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses. To estimate the expenses you paid on your account over this period, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the results by the number in the Expenses paid per $1,000 line for the class of shares you own.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2007

	Class A	Class B	Class C	Class F	Class I	Class T
Expenses paid per $1,000†	$ 6.03	$ 11.56	$ 9.89	$ 4.90	$ 4.85	$ 12.67
Ending value (after expenses)	$1,026.10	$1,020.80	$1,022.90	$1,027.00	$1,026.20	$1,019.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2007

	Class A	Class B	Class C	Class F	Class I	Class T
Expenses paid per $1,000†	$ 6.01	$ 11.52	$ 9.86	$ 4.89	$ 4.84	$ 12.63
Ending value (after expenses)	$1,019.26	$1,013.76	$1,015.43	$1,020.37	$1,020.42	$1,012.65

† *Expenses are equal to the fund's annualized expense ratio of 1.18% for Class A shares, 2.27% for Class B shares, 1.94% for Class C shares, .96% for Class F shares, .95% for Class I shares and 2.49% for Class T shares; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Common Stocks−97.8%	Shares	Value ($)
Advertising−.9%		
Omnicom Group	110,386	**5,246,647**
Air Freight & Logistics−.6%		
FedEx	37,777	**3,368,575**
Apparel Retail−3.6%		
Gap	632,615	13,462,047
Urban Outfitters	249,899 a	6,812,247
		20,274,294
Application Software−.6%		
Autodesk	63,136 a	**3,141,647**
Asset Management & Custody Banks−1.7%		
Janus Capital Group	134,749	4,426,505
State Street	60,014	4,873,137
		9,299,642
Automotive Retail−1.7%		
Advance Auto Parts	258,056	**9,803,547**
Biotechnology−4.1%		
Amylin Pharmaceuticals	182,129 a	6,738,773
Genentech	93,794 a	6,290,764
Gilead Sciences	215,766 a	9,927,394
		22,956,931
Broadcasting & Cable TV−.5%		
Discovery Holding, Cl. A	116,072 a	**2,918,050**
Casinos & Gaming−.8%		
International Game Technology	96,923	**4,257,827**
Communications Equipment−5.1%		
Cisco Systems	559,154 a	15,136,299
Corning	260,795	6,256,472
Juniper Networks	221,028 a	7,338,130
		28,730,901
Computer & Electronics Retail−1.5%		
Best Buy	159,989	**8,423,421**
Computer Hardware−5.1%		
Apple	75,030 a	14,861,942
Hewlett-Packard	210,117	10,606,706
Teradata	116,592 a	3,195,787
		28,664,435

Common Stocks (continued)	Shares	Value ($)
Computer Storage & Peripherals–1.0%		
EMC	315,945 a	**5,854,461**
Department Stores–.8%		
Nordstrom	119,659	**4,395,075**
Diversified Chemicals–.8%		
E.I. du Pont de Nemours & Co.	96,830	**4,269,235**
Educational Services–.7%		
DeVry	71,155	**3,697,214**
Environmental & Facilities Services–1.4%		
Waste Management	242,280	**7,915,288**
Food Retail–1.8%		
Whole Foods Market	249,158	**10,165,646**
Health Care Equipment–.5%		
Medtronic	56,184	**2,824,370**
Home Entertainment Software–2.2%		
Electronic Arts	210,432 a	**12,291,333**
Home Improvement Retail–.8%		
Home Depot	161,988	**4,363,957**
Household Products–1.8%		
Colgate-Palmolive	64,265	5,010,099
Procter & Gamble	68,703	5,044,174
		10,054,273
Hypermarkets & Super Centers–3.6%		
Costco Wholesale	70,139	4,892,897
Wal-Mart Stores	320,538	15,235,171
		20,128,068
Industrial Conglomerates–3.0%		
General Electric	455,182	**16,873,597**
Integrated Oil & Gas–4.3%		
Chevron	64,253	5,996,732
Exxon Mobil	196,778	18,436,131
		24,432,863
Integrated Telecommunication Services–.8%		
Verizon Communications	96,988	**4,237,406**
Internet Retail–1.7%		
Amazon.com	29,096 a	2,695,453
eBay	211,597 a	7,022,904
		9,718,357

Common Stocks (continued)	Shares	Value ($)
Internet Software & Services−3.7%		
Google, Cl. A	21,428 [a]	14,817,033
Yahoo!	254,994 [a]	5,931,160
		20,748,193
Investment Banking & Brokerage−3.0%		
Charles Schwab	454,275	11,606,726
Goldman Sachs Group	24,740	5,320,337
		16,927,063
IT Consulting & Other Services−.7%		
Accenture, Cl. A	111,873	**4,030,784**
Leisure Facilities−.8%		
Royal Caribbean Cruises	106,609	**4,524,486**
Life & Health Insurance−1.6%		
Unum Group	371,429	**8,836,296**
Life Sciences Tools & Services−3.2%		
Pharmaceutical Product Development	163,291	6,592,058
Thermo Fisher Scientific	200,831 [a]	11,583,932
		18,175,990
Movies & Entertainment−.7%		
Walt Disney	120,593	**3,892,742**
Oil & Gas Equipment & Services−2.0%		
Halliburton	119,589	4,533,619
Schlumberger	69,200	6,807,204
		11,340,823
Oil & Gas Exploration & Production−.9%		
Ultra Petroleum	72,434 [a]	**5,179,031**
Oil & Gas Refining & Marketing−1.1%		
Sunoco	42,420	3,072,905
Tesoro	62,756	2,993,461
		6,066,366
Other Diversified Financial Services−1.0%		
Citigroup	187,244	**5,512,463**
Packaged Foods & Meats−3.1%		
Cadbury Schweppes, ADR	118,943	5,872,216
Dean Foods	214,767	5,553,875
Kraft Foods, Cl. A	175,977	5,742,130
		17,168,221

Common Stocks (continued)	Shares	Value ($)
Personal Products–2.2%		
Avon Products	201,511	7,965,730
Estee Lauder, Cl. A	96,080	4,190,049
		12,155,779
Pharmaceuticals–5.9%		
Allergan	148,750	9,555,700
Covance	28,372 ᵃ	2,457,583
Johnson & Johnson	44,183	2,947,006
Merck & Co.	139,374	8,099,023
Pfizer	170,290	3,870,692
Schering-Plough	240,845	6,416,111
		33,346,115
Property & Casualty Insurance–.3%		
MBIA	78,474	**1,461,971**
Railroads–.7%		
Canadian National Railway	85,842	**4,028,565**
Restaurants–.7%		
Starbucks	187,504 ᵃ	**3,838,207**
Semiconductor Equipment–2.0%		
KLA-Tencor	98,475	4,742,556
MEMC Electronic Materials	72,180 ᵃ	6,387,208
		11,129,764
Semiconductors–3.2%		
Broadcom, Cl. A	238,940 ᵃ	6,245,891
Intersil, Cl. A	106,362	2,603,742
Marvell Technology Group	317,046 ᵃ	4,432,303
Maxim Integrated Products	183,435	4,857,359
		18,139,295
Specialized Finance–.8%		
CME Group	6,912	**4,741,632**
Specialty Chemicals–.6%		
Ecolab	61,871	**3,168,414**
Systems Software–6.8%		
Adobe Systems	219,876 ᵃ	9,395,301
Microsoft	831,077	29,586,341
		38,981,642

Common Stocks (continued)	Shares	Value ($)
Tobacco−1.4%		
Altria Group	106,540	**8,052,293**
Total Common Stocks		
(cost $489,269,013)		**549,753,195**

Exchange Traded Funds−2.1%		
iShares Russell 1000 Growth Index Fund	69,444	4,220,806
Powershares QQQ	87,759	4,496,771
Standard & Poor's Depository		
Receipts (Tr. Ser. 1)	22,142	3,237,382
Total Exchange Traded Funds		
(cost $9,780,091)		**11,954,959**

Other Investment−.5%		
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $3,078,000)	3,078,000 b	**3,078,000**

Total Investments (cost $502,127,104)	**100.4%**	**564,786,154**
Liabilities, Less Cash and Receivables	**(.4%)**	**(2,012,757)**
Net Assets	**100.0%**	**562,773,397**

ADR—American Depository Receipts
a Non-income producing security.
b Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Information Technology	30.6	Industrials	5.7
Consumer Discretionary	15.2	Materials	1.3
Consumer Staples	13.8	Telecommunications Services	.8
Health Care	13.7	Other	2.1
Energy	8.4	Money Market Investments	.5
Financials	8.3		**100.4**

† Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2007

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments:		
Unaffiliated issuers	499,049,104	561,708,154
Affiliated issuers	3,078,000	3,078,000
Cash		344,524
Dividends and interest receivable		658,519
Receivable for shares of Common Stock subscribed		164,460
Prepaid expenses		69,395
Other assets		14,407
		566,037,459
Liabilities ($):		
Due to Founders Asset Management LLC and affiliates—Note 3(c)		617,733
Payable for shares of Common Stock redeemed		1,975,719
Accrued expenses		656,203
Directors' deferred compensation		14,407
		3,264,062
Net Assets ($)		**562,773,397**
Composition of Net Assets ($):		
Paid-in capital		1,192,320,559
Accumulated undistributed investment income—net		183,242
Accumulated net realized gain (loss) on investments		(692,389,613)
Accumulated net unrealized appreciation (depreciation) on investments		62,659,209
Net Assets ($)		**562,773,397**

Net Asset Value Per Share

	Class A	Class B	Class C	Class F	Class I	Class T
Net Assets ($)	317,753,343	1,854,804	8,628,161	231,030,032	3,434,019	73,038
Shares Outstanding	51,676,626	315,422	1,488,659	36,554,059	547,233	12,608
Net Asset Value Per Share ($)	**6.15**	**5.88**	**5.80**	**6.32**	**6.28**	**5.79**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2007

Investment Income ($):	
Income:	
Dividends (net of $15,073 foreign taxes withheld at source):	
Unaffiliated issuers	5,107,292
Affiliated issuers	349,839
Interest	1,146
Total Income	**5,458,277**
Expenses:	
Management fee—Note 3(a)	2,312,574
Shareholder servicing costs—Note 3(c)	870,623
Professional fees	203,022
Accounting fees—Note 3(c)	194,482
Distribution fees—Note 3(b)	169,665
Directors' fees and expenses—Note 3(d)	121,704
Prospectus and shareholders' reports	89,419
Registration fees	64,746
Custodian fees—Note 3(c)	12,856
Interest expense—Note 2	9,983
Loan commitment fees—Note 2	2,760
Miscellaneous	52,061
Total Expenses	**4,103,895**
Less—reduction in custody fees due to earnings credits—Note 1(c)	(6,476)
Less—reduction in accounting fees—Note 3(c)	(6,045)
Less—expense offset to broker commissions—Note 1	(4,140)
Less—reimbursed/waived expenses—Note 3(a,c)	(3,249)
Net Expenses	**4,083,985**
Investment Income—Net	**1,374,292**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	25,187,025
Net unrealized appreciation (depreciation) on investments	34,892,854
Net Realized and Unrealized Gain (Loss) on Investments	**60,079,879**
Net Increase in Net Assets Resulting from Operations	**61,454,171**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2007[a]	2006
Operations ($):		
Investment income–net	1,374,292	406,416
Net realized gain (loss) on investments	25,187,025	13,557,877
Net unrealized appreciation (depreciation) on investments	34,892,854	13,579,976
Net Increase (Decrease) in Net Assets Resulting from Operations	**61,454,171**	**27,544,269**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(878,882)	(7,353)
Class F shares	(620,830)	(233,077)
Class I shares	(17,203)	(83)
Total Dividends	**(1,516,915)**	**(240,513)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	7,855,890	3,804,434
Class B shares	762,769	300,494
Class C shares	3,832,820	1,664,484
Class F shares	33,401,508	3,481,474
Class I shares	2,016,371	4,416
Class T shares	18,827	13,106
Net assets received in connection with reorganization–Note 1	321,813,313	–
Dividends reinvested:		
Class A shares	842,144	6,396
Class F shares	550,314	203,321
Class I shares	17,203	80
Cost of shares redeemed:		
Class A shares	(53,185,837)	(944,270)
Class B shares	(1,998,605)	(829,672)
Class C shares	(696,980)	(207,635)
Class F shares	(40,033,176)	(25,345,638)
Class I shares	(2,141,429)	(195,260)
Class T shares	(33,690)	(9,431)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**273,021,442**	**(18,053,701)**
Total Increase (Decrease) in Net Assets	**332,958,698**	**9,250,055**
Net Assets ($):		
Beginning of Period	229,814,699	220,564,644
End of Period	**562,773,397**	**229,814,699**
Undistributed investment income–net	183,242	325,865

	Year Ended December 31,	
	2007 [a]	2006
Capital Share Transactions:		
Class A [b]		
Shares sold	6,364,436	692,697
Shares issued in connection with reorganization−Note 1	53,224,886	–
Shares issued for dividends reinvested	135,176	1,112
Shares redeemed	(8,817,166)	(174,383)
Net Increase (Decrease) in Shares Outstanding	**50,907,332**	**519,426**
Class B [b]		
Shares sold	44,281	58,611
Shares issued in connection with reorganization−Note 1	214,494	–
Shares redeemed	(133,263)	(164,527)
Net Increase (Decrease) in Shares Outstanding	**125,512**	**(105,916)**
Class C		
Shares sold	692,752	319,251
Shares issued in connection with reorganization−Note 1	225,549	–
Shares redeemed	(124,071)	(42,390)
Net Increase (Decrease) in Shares Outstanding	**794,230**	**276,861**
Class F		
Shares sold	5,386,838	627,800
Shares issued for dividends reinvested	85,998	34,459
Shares redeemed	(6,521,388)	(4,684,422)
Net Increase (Decrease) in Shares Outstanding	**(1,048,552)**	**(4,022,163)**
Class I		
Shares sold	364,633	823
Shares issued in connection with reorganization−Note 1	505,107	–
Shares issued for dividends reinvested	2,709	14
Shares redeemed	(341,865)	(36,870)
Net Increase (Decrease) in Shares Outstanding	**530,584**	**(36,033)**
Class T		
Shares sold	4,200	2,545
Shares issued in connection with reorganization−Note 1	11,934	–
Shares redeemed	(5,765)	(1,963)
Net Increase (Decrease) in Shares Outstanding	**10,369**	**582**

[a] Effective June 1, 2007, Class R shares were redesignated as Class I shares.
[b] During the period ended December 31, 2007, 87,792 Class B shares representing $504,513, were automatically converted to 84,111 Class A shares and during the period ended December 31, 2006, 58,439 Class B shares representing $298,911 were automatically converted to 56,464 Class A shares.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
Class A Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	5.72	5.07	4.86	4.49	3.44
Investment Operations:					
Investment income (loss)−net	.01[a]	.00[a,b]	(.00)[b]	.02	.03
Net realized and unrealized gain (loss) on investments	.44	.66	.22	.36	1.02
Total from Investment Operations	.45	.66	.22	.38	1.05
Distributions:					
Dividends from investment income−net	(.02)	(.01)	(.01)	(.01)	–
Net asset value, end of period	6.15	5.72	5.07	4.86	4.49
Total Return (%)[c]	7.81	13.02	4.46	8.54	30.52
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.19	1.34	1.35	1.26	1.49
Ratio of net expenses to average net assets	1.19[e]	1.34	1.33	1.25	1.48
Ratio of net investment income (loss) to average net assets	.14	.00[d]	(.09)	.38	(.25)
Portfolio Turnover Rate	68	110	126	115	123
Net Assets, end of period ($ x 1,000)	317,753	4,399	1,266	1,180	935

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Exclusive of sales charge.
[d] Amount represents less than .01%.
[e] The difference for the period represents less than .01%.
See notes to financial statements.

Class B Shares	Year Ended December 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	5.51	4.91	4.74	4.40	3.40
Investment Operations:					
Investment (loss)–net	(.04)a	(.05)a	(.04)a	(.00)b	(.01)
Net realized and unrealized gain (loss) on investments	.41	.65	.21	.34	1.01
Total from Investment Operations	.37	.60	.17	.34	1.00
Net asset value, end of period	5.88	5.51	4.91	4.74	4.40
Total Return (%)c	6.72	12.22	3.59	7.73	29.41
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.24	2.21	2.19	2.01	2.30
Ratio of net expenses to average net assets	2.24d	2.21	2.18	2.00	2.30
Ratio of net investment (loss) to average net assets	(.76)	(.93)	(.97)	(.34)	(1.08)
Portfolio Turnover Rate	68	110	126	115	123
Net Assets, end of period ($ x 1,000)	1,855	1,046	1,453	2,110	1,709

a   Based on average shares outstanding at each month end.
b   Amount represents less than $.01 per share.
c   Exclusive of sales charge.
d   The difference for the period represents less than .01%.
See notes to financial statements.

	Year Ended December 31,				
Class C Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	5.41	4.82	4.66	4.32	3.34
Investment Operations:					
Investment income (loss)–net	(.03)a	(.03)a	(.03)a	.04	.04
Net realized and unrealized gain (loss) on investments	.42	.62	.20	.30	.94
Total from Investment Operations	.39	.59	.17	.34	.98
Distributions:					
Dividends from investment income–net	–	–	(.01)	–	–
Net asset value, end of period	5.80	5.41	4.82	4.66	4.32
Total Return (%)b	7.21	12.24	3.68	7.87	29.34
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.97	2.01	1.98	1.99	2.29
Ratio of net expenses to average net assets	1.97c	2.01	1.96	1.99	2.28
Ratio of net investment (loss) to average net assets	(.45)	(.69)	(.72)	(.24)	(1.04)
Portfolio Turnover Rate	68	110	126	115	123
Net Assets, end of period ($ x 1,000)	8,628	3,759	2,012	571	357

a *Based on average shares outstanding at each month end.*
b *Exclusive of sales charge.*
c *The difference for the period represents less than .01%.*
See notes to financial statements.

	Year Ended December 31,				
Class F Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	5.86	5.18	4.96	4.57	3.50
Investment Operations:					
Investment income—net	.03a	.01a	.00b	.02	.00b
Net realized and unrealized gain (loss) on investments	.45	.68	.23	.39	1.07
Total from Investment Operations	.48	.69	.23	.41	1.07
Distributions:					
Dividends from investment income—net	(.02)	(.01)	(.01)	(.02)	(.00)b
Net asset value, end of period	6.32	5.86	5.18	4.96	4.57
Total Return (%)	8.14	13.25	4.64	8.97	30.67
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.04	1.10	1.13	1.06	1.13
Ratio of net expenses to average net assets	1.04c	1.10	1.12	1.06	1.13
Ratio of net investment income to average net assets	.54	.20	.11	.56	.06
Portfolio Turnover Rate	68	110	126	115	123
Net Assets, end of period ($ x 1,000)	231,030	220,502	215,556	233,410	233,333

a   *Based on average shares outstanding at each month end.*
b   *Amount represents less than $.01 per share.*
c   *The difference for the period represents less than .01%.*
See notes to financial statements.

	Year Ended December 31,				
Class I Shares	2007[a]	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	5.82	5.13	4.91	4.53	3.47
Investment Operations:					
Investment income–net	.03[b]	.01[b]	.01	.03	.06
Net realized and unrealized gain (loss) on investments	.45	.69	.22	.37	1.00
Total from Investment Operations	.48	.70	.23	.40	1.06
Distributions:					
Dividends from investment income–net	(.02)	(.01)	(.01)	(.02)	–
Net asset value, end of period	6.28	5.82	5.13	4.91	4.53
Total Return (%)	8.09	13.55	4.78	8.88	30.55
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.09	1.04	1.10	1.00	1.35
Ratio of net expenses to average net assets	.96	1.04	1.09	1.00	1.35
Ratio of net investment income to average net assets	.48	.21	.15	.54	(.12)
Portfolio Turnover Rate	68	110	126	115	123
Net Assets, end of period ($ x 1,000)	3,434	97	270	247	211

[a] *Effective June 1, 2007, Class R shares were redignated as Class I shares.*
[b] *Based on average shares outstanding at each month end.*
See notes to financial statements.

Class T Shares	Year Ended December 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	5.45	4.85	4.72	4.38	3.39
Investment Operations:					
Investment (loss)−net	(.06)a	(.03)a	(.05)a	(.01)	(.23)
Net realized and unrealized gain (loss) on investments	.40	.63	.18	.25	1.22
Total from Investment Operations	.34	.60	.13	.24	.99
Payment by Service Provider	−	−	−	.10b	−
Net asset value, end of period	5.79	5.45	4.85	4.72	4.38
Total Return (%)c	6.24	12.37	2.75	7.76	29.20
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.64	2.46	2.59	1.90	2.27
Ratio of net expenses to average net assets	2.47	1.82	2.15	1.90	2.26
Ratio of net investment (loss) to average net assets	(1.06)	(.48)	(.98)	(.29)	(1.11)
Portfolio Turnover Rate	68	110	126	115	123
Net Assets, end of period ($ x 1,000)	73	12	8	32	30

a   Based on average shares outstanding at each month end.
b   A service provider reimbursed the fund's Class T shares for losses resulting from certain sharerholder adjustments which othwise would have reduced total return by 2.28%.
c   Exclusive of sales charge.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Founders Equity Growth Fund (the "fund") is a separate diversified series of Dreyfus Founders Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering six series, including the fund. The fund's investment objective is to seek long-term growth of capital and income. Founders Asset Management LLC ("Founders") serves as the fund's investment adviser. During the first half of the reporting period, Founders was an indirect wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Founders became an indirect, wholly-owned subsidiary of BNY Mellon.

As of the close of business on August 10, 2007, pursuant to an Agreement and Plan of Reorganization previously approved by the Dreyfus Founders Growth Fund's shareholders, all of the assets, subject to the liabilities, of Dreyfus Founders Growth Fund (the "Growth Fund"), another series of the Company, were transferred to the fund in exchange for shares of common stock of the fund of equal value. Shareholders of Class A, Class B, Class C, Class I and Class T shares of Growth Fund received Class A, Class B, Class C, Class I and Class T shares of the fund, respectively, in each case in an equal amount to the aggregate net asset value of their investment in Growth Fund at the time of the exchange. Shareholders of Class F of Growth Fund received Class A shares of the fund in an equal amount to the aggregate net asset value of their investment in Growth Fund at the time of exchange. The net asset value of the fund's shares on the close of business August 10, 2007, after the reorganization was $5.94 for Class A, $5.69 for Class B, $5.60 for Class C, $6.06 for Class I and $5.61 for Class T shares, and a total of 53,224,886 Class A shares, 214,494 Class

B shares, 225,549 Class C shares, 505,107 Class I shares and 11,934 Class T shares, representing net assets of $321,813,313 (including $31,012,525 net unrealized appreciation on investments) were issued to Growth Fund shareholders in the exchange. The exchange was a tax-free event to Growth Fund shareholders.

The Company's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The eligibility requirements for Class I shares remained the same as for Class R shares.

MBSC Securities Corporation (the "Distributor"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus"), an affiliate of Founders, is the distributor of the fund's shares. The fund is authorized to issue up to 2.25 billion shares of Common Stock, par value $ .01 per share, in the following classes of shares: Class A, Class B, Class C, Class F, Class I and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, although the shares may be purchased at net asset value ("NAV") without a sales charge by certain categories of investors. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class F and Class I shares are sold at NAV per share. Class F shares are sold only to Class F grandfathered investors, and Class I shares are sold only to eligible institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class. Income and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Each class of the fund bears expenses incurred specifically on its behalf and, in addition, each class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the class. The type of expense determines the allocation method.

The Company's Board of Directors has authorized the payment of certain fund expenses with commissions on fund portfolio transactions. These commissions reduce miscellaneous expenses and are included in the expense offset to broker commissions in the Statement of Operations.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on NASDAQ, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. New York closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's Board of Directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market.

Registered open-end investment companies that are not traded on an exchange are valued at their NAV.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's Board of Directors or pursuant to procedures approved by the Board of Directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the fund calculates its NAV, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using calculations based on indexes of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign Securities and Currency Transactions: The fund may invest at least a portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the fund executes a foreign security transaction, the fund may enter into a foreign currency contract to settle the foreign security transaction. The fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

The accounting records of the fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized appreciation (depreciation) from investments and foreign currency translations in the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank, Mellon Bank, N.A. ("Mellon Bank"), whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes any earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by Founders or its affiliates are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: No provision has been made for federal income taxes since it is the policy of the fund to continue to comply with the requirements of Subchapter M of the Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The fund is treated as a separate tax entity for federal income tax purposes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended December 31, 2007.

The fund is not subject to examination by U.S. Federal, State and City tax authorities for the tax years before 2004.

At December 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $250,635, accumulated capital losses $690,184,176 and unrealized appreciation $60,453,613.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2007. If not applied, $427,430,092 of the carryover expires in fiscal 2008, $212,670,448 expires in fiscal 2009 and $50,083,636 expires in fiscal 2010.

The tax characters of distributions paid to shareholders during fiscal periods ended December 31, 2007 and December 31, 2006 were as follows: ordinary income $1,516,915 and $240,513, respectively.

During the period ended December 31, 2007, as a result of permanent book to tax differences, primarily from capital loss carryover from the Growth Fund merger, the fund decreased accumulated net realized gain (loss) on investments by $648,660,462 and increased paid in capital by the same amount. Net assets and net asset values were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. The borrowings by each series of the Company are limited to the lesser of (a) $25 million, or (b) the lesser of 25% of the series' total net assets or the maximum amount which the series is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $25 million cap on the total LOC. Each series agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC.

The average daily amount of borrowings outstanding under the LOC during the period ended December 31, 2007, was approximately $175,000, with a related weighted average annualized interest rate of 5.70%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) In accordance with an investment advisory agreement between the Company and Founders, the fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the fund's net assets. The fee is .65% of the first $250 million of net assets, .60% of the next $250 million of net assets, .55% of the next $250 million of net assets and .50% of net assets in excess of $750 million.

Effective August 10, 2007, Founders agreed to limit the total annual fund operating expenses of the fund's Class I Shares to 0.97% of the Class I average daily net assets. This commitment will extend through at least August 31, 2008, and will not be terminated without prior notice to the Company's board of directors. The reduction amounted to $3,190 during the period ended December 31, 2007.

During the period ended December 31, 2007, the Distributor retained $3,241 and $5 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $1,570 and $2,285 from CDSCs on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under a Distribution Plan (the "Class B, C and T Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of their average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended December 31, 2007, Class B, Class C and Class T shares were charged $10,169, $43,253 and $87, respectively, pursuant to the Class B, C and T Plan.

The fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Act applicable to its Class F shares (the "Class F Plan"). Under the Class F Plan, the fund is authorized to reimburse the Distributor for expenses paid for distributing or servicing its Class F shares at an annual rate of up to .25% of the value of the average daily net assets of the fund's Class F shares. During the period ended December 31, 2007, Class F shares were charged $116,156 pursuant to the Class F Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended December 31, 2007, Class A, Class B, Class C and Class T shares were charged $329,371, $3,389, $14,418 and $87, respectively, pursuant to the Shareholder Services Plan.

The Company has a shareholder services agreement with the Distributor, whereby the fund has agreed to compensate the Distributor for providing certain shareholder servicing functions to holders of Class F shares. The fund paid the Distributor a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the period ended December 31, 2007, Class F shares were charged $119,724 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the fund's Class F shares are paid by the Distributor. The out-of-pocket charges from DTI are paid by the fund. During the period ended December 31, 2007, Class F shares were charged $5,330 for out-of-pocket transfer agent charges.

The fees charged by DTI with respect to the fund's Class A, Class B, Class C, Class I and Class T shares are paid by the fund. These transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the period ended December 31, 2007 were $106,195.

Founders previously had agreed to reimburse (or to cause its affiliates to reimburse) the Class T share class of the fund for certain transfer agency expenses pursuant to a written contractual commitment. This commitment terminated on August 31, 2007. During the period ended December 31, 2007, Class T was reimbursed $59, which reduced the amount paid to DTI to $316.

The fund compensates Mellon Bank, an affiliate of Founders, under a custody agreement for providing custodial services for the fund. During the period ended December 31, 2007, the fund was charged $12,856 pursuant to the custody agreement.

The fund also pays Mellon Bank for certain cash management services. These fees are included in the out-of-pocket transfer agency charges above.

The fund has agreed to compensate Dreyfus for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of .06% of the average daily net assets of the fund on the first $500 million, .04% of the average daily net assets of the fund on the next $500 million and .02% of the average daily net assets of the fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Dreyfus has contractually agreed in writing to waive any fees received for these services to the extent they exceed its costs in providing the services and a reasonable allocation of Founders' costs related to the support and oversight of these services. During the period ended December 31, 2007, Dreyfus waived $6,045.

The components of "Due to Founders Asset Management LLC and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $298,110, Rule 12b-1 distribution plan fees $10,281, shareholder services plan fees $245,390, custodian fees $2,553, transfer agency per account fees $35,890 and accounting fees $27,857, which are offset against an expense reimbursement for accounting fees in amount of $2,348.

(d) Annual retainer fees and attendance fees for the Company's Board of Directors are allocated to each series of the Company based on net assets. The Company's Board of Directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Company's series. The amount paid to the director under the plan will be determined based upon the performance of the selected series. The current value of these amounts, if any, is included in Other Assets and Directors' Deferred Compensation in the Statement of Assets and Liabilities. Changes in market value are included in the directors' fees and expenses and the net change in unrealized appreciation (depreciation) of investments in the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the fund.

Certain officers of the Company are also officers and/or directors of Founders or its affiliates, which pay their compensation. The affairs of the fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's Board of Directors.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and $288,963,486 of securities received pursuant to the merger with Growth Fund, during the period ended December 31, 2007, amounted to $246,688,481 and $255,457,326 respectively.

At December 31, 2007, the cost of investments for federal income tax purposes was $504,332,541; accordingly, accumulated net unrealized appreciation on investments was $60,453,613, consisting of $85,740,876 gross unrealized appreciation and $25,287,263 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Founders Equity Growth Fund

We have audited the accompanying statement of assets and liabilities, including the statements of investments, of Dreyfus Founders Equity Growth Fund (one of the funds comprising Dreyfus Founders Funds, Inc.) as of December 31, 2007, and the related statement of operations, the statement of changes in net assets and financial highlights the year then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The statement of changes in net assets for the year ended December 31, 2006 and the highlights for each of the indicated periods through December 31, 2006, were audited by other auditors whose report dated February 23, 2007, expressed an unqualified opinion on the statements and financial highlights.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Founders Equity Growth Fund at December 31, 2007, and the results of its operations, the changes in its net assets, and financial highlights the year then ended, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 21, 2008

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2007 as qualifying for the corporate dividends received deduction. For the fiscal year ended December 31, 2007, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $1,516,915 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2008 of the percentage applicable to the preparation of their 2007 income tax returns.

At a meeting of the board of directors of Dreyfus Founders Funds, Inc. (the "Funds" and, in reference to any one of the Funds' portfolios, a "Fund") held on August 15 and 16, 2007, the Funds' directors unanimously approved the continuation of the Investment Advisory Agreement ("management agreement") between each of the Funds and Founders Asset Management LLC, the Funds' investment adviser ("Founders"), for a one-year term ending August 31, 2008. The board of directors of the Funds ("board") is comprised entirely of individuals who have no affiliation with Founders or any affiliates of Founders (the "directors").

Prior to the directors' August 2007 meeting, Founders had provided the directors with extensive materials related to the renewal of the management agreement, including performance and expense information for other investment companies with similar investment objectives to each Fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the directors discussed the proposed continuance of the management agreement with the senior management personnel of Founders. At the conclusion of these discussions, the directors and their independent counsel met in a private session at which no representatives of Founders were present, to continue their discussion of continuance of the agreement. In determining to continue the management agreement, the directors considered all factors which they believed to be relevant, including the following:

Nature, Extent and Quality of Services Provided and to be Provided by Founders

The directors recognized that they have had the opportunity to evaluate the investment and non-investment related services which Founders and its affiliates provide to the Funds primarily through their quarterly review of all of the operations of the Funds during Fund committee and Fund board meetings held throughout the past twelve months. At each such meeting, extensive discussions of Fund operations are held with senior management personnel of Founders and a

large volume of documentation with respect to these operations is provided to and reviewed by the directors. Such discussions and documentation afford the directors the continual opportunity to evaluate the nature, extent, and quality of the services provided by Founders and its affiliates to the Funds.

The directors were satisfied that Founders is managing the investment of the assets of the Funds in accordance with each Fund's respective investment objective, policies and restrictions, subject to the directors' overall supervision.

The directors considered that Founders also provides many non-investment related services to the Funds in fulfilling its responsibilities under the management agreement.

Following their discussion and review, the directors reached the following conclusions:

- That the breadth and quality of investment advisory and other services being provided to the Funds are satisfactory, as evidenced in part by the performance records of the Funds, to which the directors gave significant attention as indicated below; and

- That the directors are satisfied not only with the research, long-term portfolio management, and trading services being provided to the Funds, but also recognize that Founders or its affiliates have provided the highest quality accounting, compliance and regulatory, administrative, underwriting, custody, shareholder, transfer agent and cash management services to the Funds, while charging fair, reasonable and competitive fees.

Investment Performance

On a quarterly basis, the directors hold meetings with representatives of the portfolio management team for each Fund (usually a portfolio manager), during which each representative reviews, among other items, performance information, attribution analyses, and the portfolio manager's investment outlook. The directors also receive written monthly and quarterly performance information for each Fund. These written quarterly reports include comparisons of each Fund's performance with its respective Lipper category and one or more benchmark indexes, as well as a comparable exchange-traded fund, for the most recent quarter and one-, three- and five-year periods, as well as for the portfolio manager's tenure.

In conjunction with their consideration of renewal of the management agreement, the directors received a more detailed performance report about each Fund from Lipper. These reports compared each Fund's performance to both a relatively small group of similar funds selected by Lipper (the "Lipper performance group"), as well as to all funds in the applicable Lipper category (the "Lipper performance universe").

The performance of Equity Growth Fund's Class F shares placed in the first (highest) quintile of both its Lipper performance group and the Lipper large-cap growth fund performance universe for the one-, three- and five-year periods ended December 31, 2006, placed in the top two quintiles of its Lipper performance universe for the one-, three- and five-year periods ended June 30, 2007, and outperformed its benchmark index for the three- and five-year periods ended June 30, 2007. The directors deemed these relative performance results to be very satisfactory, although the directors noted that the Fund's relative performance to date in 2007 had deteriorated, and that the Fund's Class F shares had underperformed its benchmark index for the one-year period ended June 30, 2007. The directors stressed the importance to Founders of the need to seek to maintain the Fund's strong performance record.

After consideration of all relevant information and data, the directors concluded that although past performance cannot be a guaranty of future performance, each Fund and its shareholders would continue to benefit from Founders' investment management of the Fund. The directors further determined:

• That although certain of the Funds have experienced performance difficulties, Founders has focused its efforts upon improving the performance records of the Funds and will continue to seek improvement; and

- That the materials provided by Lipper demonstrated that most of the Funds maintained satisfactory performance quintile rankings in their respective comparison groups and comparison universes, with five of seven Funds placing in the top two quintiles of their respective Lipper performance universes for the one-year period ended December 31, 2006, and four placing in the top two quintiles for the three years ended December 31, 2006.

Costs of the Services to be Provided and Profits to be Realized by Founders and Its Affiliates from Founders' Relationship With the Funds

The directors recognized that on a quarterly basis, they receive information with respect to each Fund's expenses. The directors carefully review and discuss the expense ratios for all classes of shares of each Fund at each of their quarterly meetings throughout the year.

In conjunction with their annual consideration of renewal of the Funds' management agreement and other service arrangements, the directors received detailed information from Lipper which compared each Fund's management fees and other expenses with those of a group of similar funds selected by Lipper (the "Lipper expense group"), as well as summary information comparing each Fund's management fees and expenses with those of the funds in its Lipper performance universe with load structures similar to that of the Funds (the "Lipper expense universe").

The directors noted that for the period ended December 31, 2006, Equity Growth Fund's management fees ranked in the second quintile of its Lipper expense group, with the Fund's fees the fifth lowest of 20 "peer funds." The Fund's contractual management fees at a common asset level were determined by Lipper to be the fourth lowest of the 20 funds in its group. The Fund's management fees were in the third best quintile of its Lipper expense universe.

The directors also considered information provided by Lipper with respect to the profitability of the investment management activities conducted by a number of publicly-held corporations. Lipper also pre-

pared an analysis providing detailed information with respect to the types of services rendered to various mutual fund complexes under their respective investment advisory contracts, including the services provided by Founders to the Funds under the management agreement.

The directors had been provided with extensive materials with respect to the profitability derived by Founders from providing investment advisory and other services to the Funds as a group and to each Fund individually.

The directors further considered certain indirect benefits received by Founders and its affiliates as a result of Founders' provision of investment advisory services to the Funds. These included the following:

- Since Founders manages a non-Fund account in a style that is similar to that used for one of the Funds (and for portions of certain other Funds), and employees of Founders manage other non-Fund accounts in a similar style in their capacities as employees of the affiliates, Founders and its affiliates realize efficiencies in performing the portfolio management, trading and operational functions related to those non-Fund accounts;

- The Funds' brokerage transactions may be executed with brokers that provide research and brokerage services to Founders and its affiliates. These research and brokerage services may be useful to Founders and its affiliates in providing investment advisory services to any of the clients they advise, including the Funds; and

- Affiliates of Founders receive various fees for providing accounting, underwriting, shareholder, transfer agency, custody and cash management services to the Funds.

The directors also reviewed a table comparing the Equity Growth Fund and a similarly-managed subadvisory account managed by Founders, and their respective fee schedules. In their review of this table, the directors noted that Founders provides many services to the Fund in fulfilling its responsibilities under the management agreement that it does not provide to the sub-advised account. The directors concluded that the fees paid to Founders under the management agreement are reasonable in relation to the nature and extent of the services provided by Founders to the Fund under the agreement.

After deliberation and discussion of Fund fees and expenses, the directors determined:

- That upon review of the advisory fee structures of the Funds in comparison with the competitive expense groups and expense universes selected by Lipper, the levels of investment advisory fees paid by the Funds were deemed to be competitive;

- That the expense ratios of the Funds are competitive and that Founders continually reviews each Fund's total expense ratio and has initiated voluntarily expense caps and fee waivers for certain Funds to reduce their expense ratios;

- That five of the seven Funds' expense ratios decreased or remained the same for all or most of their share classes in 2006 as compared to those experienced in 2005, in some instances as a result of increases in Fund assets; and

- That the comparative fee and expense information included in the materials provided by Lipper supports the determination that the advisory and other fees payable by the Funds to Founders and its affiliates are essentially fees which would be similar to those that would have resulted solely from "arm's-length" bargaining.

With respect to profitability to Founders, the directors reviewed the adviser profitability analysis provided by Lipper, which demonstrated that Founders' 2006 profitability from providing management services to the Funds was reasonable in comparison to the entities included in the Lipper analysis.

The directors were also advised by independent counsel of the profitability percentage ranges which court cases have found acceptable and determined that Founders' profitability percentage for providing management and other services to the Funds was reasonable.

The directors concluded that Founders' profits from providing management services to the Funds were reasonable in relationship to the overall services which Founders provides.

Economies of Scale

The directors reviewed information provided by Founders which summarized the extent, if any, that both Founders and the Funds would achieve certain economies of scale if the assets of the Funds were to increase.

After review and discussion, the directors considered the extent to which economies of scale and common management are shared with each Fund, including the economies that would be realized from the growth of each Fund's assets. After such consideration, the directors determined that all of the Funds have structured breakpoints in their advisory fees, which result in fee reductions as the assets of each Fund reach defined levels, and that such fee reductions, when implemented, would benefit all of the applicable Fund's shareholders through decreases in the Fund's expense ratio.

Dedication to Regulatory Requirements and Restrictions

An important factor in the directors' consideration of renewal of the Funds' management agreement with Founders included the directors' recognition of the dedication by Founders of stringent adherence to regulatory requirements and restrictions. The directors determined that Founders is dedicated to compliance with all applicable rules and regulations and that the systems of controls which are in place to ensure that the service providers to the Funds, including Founders, and the Funds themselves, maintain strict adherence to the law are excellent.

Overall Conclusions

The directors determined that they are generally satisfied with the performance of the Funds and with the quality of the advisory and other services being provided by Founders and its affiliates to the Funds. The directors recognized that efforts are being and will continue to be made to improve the Funds' performance and to maintain Fund expense ratios at reasonable and competitive levels.

The directors concluded that continuation of the current management agreement between each Fund and Founders, which would enable each Fund to continue to receive investment advisory services from Founders, is in the best interests of each Fund and its shareholders, the services to be performed under the management agreement are services required for the operations of the Funds, Founders has provided satisfactory investment management services to the Funds in the past, and the fees for the management services which Founders will perform will be within the range of what would have been negotiated at arm's length in light of the circumstances.

YOUR BOARD REPRESENTATIVES (Unaudited)

The Board of Directors of the Company oversees all six Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 74. Year elected to the Board: 1970

Board Chairman. Founding Chairman, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank, Houston. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation. Chairman-elect, University of Texas Health Science Center.

Alan S. Danson, 68. Year elected to the Board: 1991

Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.

Robert P. Mastrovita, 63. Year elected to the Board: 1998

Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy. Director, King Caesar Foundation.

Trygve E. Myhren, 71. Year elected to the Board: 1996

President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, AdPay, Inc. Trustee, Executive Committee and Chairman of Faculty Education Affairs Committee, the University of Denver. Trustee, Denver Art

Museum. Member, Colorado FORUM and Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Time Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987). Chief of Mission, 2006 Paralympic Games, Torino/Sestrierre, Italy.

George W. Phillips, 69. Year elected to the Board: 1998

Retired. Vice Chairman of the Board and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Martha A. Solis-Turner, 47. Year elected to the Board: 2005

Formerly, Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc. Board member and Treasurer, Mile High Montessori Early Learning Centers (2002 to present), and formerly, Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center, both of which are non-profit organizations.

Principal Officers

J. David Officer, 59. President and Principal Executive Officer of the Funds since 2007. Chief Operating Officer, Vice Chairman and a Director of Dreyfus, and an officer of 78 investment companies (comprised of 163 portfolios) managed by Dreyfus. He has been an employee of Dreyfus since 1998.

Denise B. Kneeland, 56. Vice President of the Funds since 2008. Assistant Vice President (since 1996) and Secretary (since 2007) of the Mellon Institutional Funds Investment Trust. First Vice President and Manager, Mutual Funds Operations, BNY Mellon Asset Management (since 2006). Formerly, Vice President and Manager, Mutual Funds Operations, Standish Mellon Asset Management Company, LLC (1996 to 2001).

Kenneth R. Christoffersen, 52. Vice President of the Funds since 2008, and Secretary since 2000 (and from 1996 to 1998). Founders' Senior Vice President - Legal, General Counsel and Secretary. Assistant Secretary of the Distributor since 2003. Employed by Founders and its predecessor company since 1996.

Steven M. Anderson, 42. Treasurer and Principal Financial and Accounting Officer of the Funds since 2007. Vice President (since 1999), Treasurer (since 2002) and Chief Financial Officer of Mellon Institutional Funds Investment Trust. Vice President and Mutual Funds Controller, BNY Mellon Asset Management (since 2003). Formerly, Assistant Vice President and Mutual Funds Controller, Standish Mellon Asset Management Company, LLC (2000 to 2003).

Janelle E. Belcher, 49. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President - Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

David T. Buhler, 36. Assistant Secretary since 2007. Founders' Associate General Counsel and Assistant Secretary since 2006. Formerly, Counsel for Great-West Life & Annuity Insurance Company (1997-2006), and Chief Compliance Officer for Greenwood Investments, LLC (2002 - 2006).

Robert S. Robol, 43. Assistant Treasurer since 2006. Senior Accounting Manager - Taxable Fixed Income Funds of Dreyfus, and an officer of 79 investment companies (comprised of 180 portfolios) managed by Dreyfus. Employed by Dreyfus since 1988.

Robert Salviolo, 40. Assistant Treasurer since 2007. Senior Accounting Manager - Foreign Equity Funds of Dreyfus, and an officer of 79 investment companies (comprised of 180 portfolios) managed by Dreyfus. Employed by Dreyfus since 1989.

Robert Svagna, 40. Assistant Treasurer since 2006. Senior Accounting Manager - Equity Funds of Dreyfus, and an officer of 79 investment companies (comprised of 180 portfolios) managed by Dreyfus. Employed by Dreyfus since 1990.

William G. Germenis, 37. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class I, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of the Distributor and AMLCO of 75 investment companies (comprised of 176 portfolios) managed by Dreyfus. Employed by the Distributor since 1998.

The directors and officers may be contacted at Founders' address appearing on the back cover, except for Messrs. Officer, Robol, Salviolo, Svagna and Germenis, who can be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166, and Mr. Anderson and Ms. Kneeland, who can be contacted at BNY Mellon Asset Management, One Boston Place, Boston, Massachusetts 02108. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling 1-800-525-2440 (Class F shareholders) or 1-800-554-4611 (all other shareholders).

For More Information

**Dreyfus Founders
Equity Growth Fund**

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

For Class F shareholders

Ticker Symbol: FRMUX

Telephone Call your financial representative or 1-800-525-2440

Mail Dreyfus Founders Funds, Inc.
P.O. Box 55360, Boston, MA 02205-8252

For Class A, B, C, I and T shareholders

Ticker Symbols: Class A: FRMAX   Class B: FRMEX   Class C: FRMDX
Class I: FRMRX   Class T: FRMVX

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0275AR1207

Dreyfus Founders
Mid-Cap Growth Fund

ANNUAL REPORT December 31, 2007



Dreyfus
A BNY Mellon Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund.

Contents



A LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Founders Mid-Cap Growth Fund, covering the 12-month period from January 1, 2007, through December 31, 2007.

Looking back, 2007 was a year of significant change for the stock market. Turmoil in the sub-prime mortgage market, declining housing values and soaring energy prices sparked a "flight to quality" in which investors reassessed their attitudes toward risk. As a result, smaller, more speculative companies that had led the stock market over the past several years lost value over the second half of the year, while shares of larger, multinational growth companies returned to favor. Many financial services and consumer discretionary companies were hurt by repercussions from the sub-prime lending crisis and economic downturn, but energy and basic materials producers generally moved higher along with underlying commodity prices.

The turbulence of 2007 reinforced a central principle of successful investing: diversification. Investors with broad exposure to the world's stock and bond markets were better protected from the full impact of market volatility in areas that, earlier in the year, were among the bright spots at the time. As we look ahead, we believe that now is the perfect time to meet with your financial advisor, who can help you plan and diversify your investment portfolio in a way that manages the potential opportunities and risks that may continue to arise in 2008.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chairman, President and Chief Executive Officer
Founders Asset Management LLC
January 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2007, through December 31, 2007, as provided by Joseph S. Chin, CFA, and John B. Jares, CFA, Portfolio Managers

Fund and Market Performance Overview

Mid-capitalization stocks generally posted healthy gains in 2007, despite heightened market volatility due to a credit crisis and a slowing U.S. economy. The fund found a number of growth opportunities in this uncertain environment, outperforming its benchmark through solid stock selections in a variety of market sectors.

For the 12-month period ended December 31, 2007, Dreyfus Founders Mid-Cap Growth Fund achieved total returns of 12.77% for Class A shares, 11.84% for Class B shares, 11.96% for Class C shares, 13.03% for Class F shares, 13.11% for Class I shares, and 12.52% for Class T shares.[1] In comparison, the fund's benchmark, the Russell Midcap Growth Index, returned 11.43% over the same period.[2]

The Fund's Investment Approach

The fund seeks capital appreciation by emphasizing investments in the stocks of medium-size companies with favorable growth prospects. The fund also may invest in larger or smaller companies if, in our judgment, they represent better prospects for capital appreciation. We look for companies whose fundamental strengths suggest the potential for superior earnings growth over time. We go beyond Wall Street analysis and perform intensive qualitative and quantitative in-house research to determine whether companies meet our investment criteria.

Heightened Market Volatility Erased Some Previous Gains

The U.S. stock market began 2007 with support from moderate economic growth and significant activity in private equity markets. The market's advance stalled in mid-year, however, amid a weakening housing market and turmoil in the subprime mortgage market. Over the summer and fall, the resulting credit and liquidity crisis had spilled over into other parts of the financial markets, creating increased price volatility and reducing some of the gains achieved earlier in the year.

Our disciplined investment approach proved advantageous in this environment. Our bottom-up stock selection strategy was particularly effective in the consumer discretionary sector, a relatively weak area for the benchmark. Executing a multi-year turnaround plan, gaming equipment manufacturer Bally Technologies gained market share and delivered significantly improved financial results. Specialty retailer Gap, Inc. advanced due to solid execution by its new management team as part of a restructuring. An underweighted allocation to this area also proved beneficial to relative performance.

An overweighted allocation and strong selection of health care stocks also produced favorable results. A provider of neonatal and maternal-fetal services, Pediatrix Medical Group, benefited from strong outsourcing trends as well as new ventures into related services. Diagnostic firm Dade Behring Holdings, which was sold by the fund, was acquired by Siemens Healthcare Diagnostics during the reporting period, sending its stock price higher.

The financials sector was greatly bruised by the credit crisis and slowing economy, but an underweighted allocation to financial stocks helped cushion some of the area's impact. The fund also received positive contributions from individual stock selections, such as specialty property and casualty insurer Assurant, which benefited from strong underwriting practices and diverse end markets, and asset manager Northern Trust, which was aided by its exposure to strong demographic trends in custody banking. Our selection of industrials stocks, particularly those in the aerospace and defense industry, also fared well. Industrial and aerospace supplier Precision Castparts, which was sold by the fund during the reporting period, encountered rising demand for high-tolerance aerospace engine components, and B/E Aerospace received new orders for interior systems. Finally, in the technology sector, Cypress Semiconductor benefited from its participation in the growing solar energy industry.

On the other hand, an underweighted position in the energy sector, the benchmark's best-performing sector in 2007, detracted from the fund's relative return. In addition, our selection of energy companies did not keep pace with the benchmark. An overweight exposure coupled with weak stock selection within the telecommunications services sector also proved detrimental. NII Holdings, a provider of wireless telephone service to Latin America, experienced competitive pressures in its core market. In spite of growing demand for satellite telephony, Globalstar, which was sold during the reporting period, saw its stock price plummet as the company reported that its service may be interrupted.

4

A slightly underweighted position in the strong-performing consumer staples area also dampened the fund's return, and our selection of consumer staples stocks lagged the benchmark. SUPERVALU, which was sold during the period, and Whole Foods Market both saw their stock values decline due to integration problems after recent acquisitions. Other underperforming stocks included hard-disk drive manufacturer Seagate Technology, which was sold during the reporting period, and which faltered due to aggressive pricing and lower demand. Incorrect revenue accounting related to in-transit inventory caused VeriFone Holdings to reduce earnings expectations, significantly eroding the value of its stock.

Uncovering Strong Stocks Regardless of Economic Backdrop

As we begin 2008, credit conditions have not improved, recession fears have intensified and investors generally have remained risk averse. In the midst of this uncertainty, we have maintained an emphasis on our bottom-up security selection strategy, which has identified a number of companies across a variety of industry groups that, in our judgment, offer solid growth potential despite current economic weakness.

January 15, 2008

Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on fund performance.

Midsize companies carry additional risks because their earnings and revenues tend to be less predictable and their share prices more volatile than those of larger, more established companies. The shares of midsize companies tend to trade less frequently than those of larger, more established companies.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER, INC. –The Russell Midcap Growth Index measures the performance of the 800 smallest companies in the Russell 1000 Index with higher price-to-book ratios and higher forecasted growth values. The total return figure cited for this index assumes change in security prices and reinvestment of dividends, but does not reflect the costs of managing a mutual fund. The Russell 1000 Index measures the performance of the largest 1,000 publicly traded U.S. companies.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Founders Mid-Cap Growth Fund Class F shares and the Russell Midcap Growth Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on fund performance.

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Mid-Cap Growth Fund on 12/31/97 to a $10,000 investment made in the Russell Midcap Growth Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class A, Class B, Class C, Class I and Class T shares will vary from the performance of Class F shares shown above due to differences in charges and expenses. The fund's performance shown in the line graph takes into account all applicable Class F fees and expenses (after any expense reimbursements). The Index measures the performance of those companies among the 800 smallest companies in the Russell 1000 Index with higher price-to-book ratios and higher forecasted growth values. The Russell 1000 Index measures the performance of the largest 1,000 publicly traded U.S. companies. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 12/31/07*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (5.75%)	**12/31/99**	**6.35%**	**19.01%**	**–**	**0.94%**
without sales charge	**12/31/99**	**12.77%**	**20.45%**	**–**	**1.70%**
Class B shares					
with applicable redemption charge †	**12/31/99**	**7.84%**	**19.15%**	**–**	**1.19%††**
without redemption	**12/31/99**	**11.84%**	**19.35%**	**–**	**1.19%††**
Class C shares					
with applicable redemption charge †††	**12/31/99**	**10.96%**	**19.50%**	**–**	**0.84%**
without redemption	**12/31/99**	**11.96%**	**19.50%**	**–**	**0.84%**
Class F shares	**9/8/61**	**13.03%**	**20.63%**	**5.06%**	**N/A**
Class I shares	**12/31/99**	**13.11%**	**20.57%**	**–**	**1.90%**
Class T shares					
with applicable sales charge (4.5%)	**12/31/99**	**7.38%**	**18.41%**	**–**	**0.30%**
without sales charge	**12/31/99**	**12.52%**	**19.52%**	**–**	**0.88%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *Assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

††† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial advisor.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Founders Mid-Cap Growth Fund from July 1, 2007 to December 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses. To estimate the expenses you paid on your account over this period, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the results by the number in the Expenses paid per $1,000 line for the class of shares you own.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2007

	Class A	Class B	Class C	Class F	Class I	Class T
Expenses paid per $1,000†	$ 7.42	$ 11.43	$ 10.68	$ 6.66	$ 5.71	$ 9.12
Ending value (after expenses)	$1,001.60	$996.90	$998.50	$1,003.20	$1,003.10	$1,000.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2007

	Class A	Class B	Class C	Class F	Class I	Class T
Expenses paid per $1,000†	$ 7.48	$ 11.52	$ 10.76	$ 6.72	$ 5.75	$ 9.20
Ending value (after expenses)	$1,017.80	$1,013.76	$1,014.52	$1,018.55	$1,019.51	$1,016.08

† *Expenses are equal to the fund's annualized expense ratio of 1.47% for Class A shares, 2.27% for Class B shares, 2.12% for Class C shares, 1.32% for Class F shares, 1.13% for Class I shares and 1.81% for Class T shares; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS
December 31, 2007

Common Stocks−98.5%	Shares	Value ($)
Aerospace & Defense−7.5%		
BE Aerospace	150,000 ᵃ	7,935,000
Goodrich	155,000	10,944,550
L-3 Communications Holdings	60,000	6,356,400
		25,235,950
Apparel Retail−2.5%		
Gap	393,000	**8,363,040**
Apparel, Accessories & Luxury Goods−2.3%		
Coach	133,000 ᵃ	4,067,140
Gildan Activewear	94,000 ᵃ	3,869,040
		7,936,180
Application Software−2.1%		
Quest Software	203,000 ᵃ	3,743,320
Synopsys	124,000 ᵃ	3,215,320
		6,958,640
Asset Management & Custody Banks−4.4%		
Janus Capital Group	272,000	8,935,200
Northern Trust	78,000	5,973,240
		14,908,440
Automotive Retail−2.2%		
Advance Auto Parts	193,000	**7,332,070**
Broadcasting & Cable TV−1.0%		
Discovery Holding, Cl. A	140,000 ᵃ	**3,519,600**
Casinos & Gaming−2.6%		
Bally Technologies	96,000 ᵃ	4,773,120
Scientific Games, Cl. A	120,000 ᵃ	3,990,000
		8,763,120
Commercial Printing−1.7%		
Cenveo	332,000 ᵃ	**5,800,040**
Commodity Chemicals−2.2%		
Celanese, Ser. A	179,000	**7,575,280**
Communications Equipment−1.4%		
Foundry Networks	275,000 ᵃ	**4,818,000**
Computer Hardware−1.1%		
NCR	149,000 ᵃ	**3,739,900**
Construction & Farm Machinery & Heavy Trucks−1.5%		
Cummins	39,000	**4,967,430**

Common Stocks (continued)	Shares		Value ($)
Data Processing & Outsourced Services–3.6%			
Fiserv	72,000	a	3,995,280
Metavante Technologies	261,000	a	6,086,520
VeriFone Holdings	92,000	a	2,139,000
			12,220,800
Food Retail–.8%			
Whole Foods Market	67,000		**2,733,600**
Gas Utilities–1.1%			
Questar	69,000		**3,732,900**
Health Care Equipment–2.1%			
Mentor	178,000		**6,959,800**
Health Care Facilities–.9%			
Psychiatric Solutions	90,000	a	**2,925,000**
Health Care Services–4.3%			
Express Scripts	101,000	a	7,373,000
Pediatrix Medical Group	103,000	a	7,019,450
			14,392,450
Home Entertainment Software–.7%			
Take-Two Interactive Software	124,000	a	**2,287,800**
Industrial Machinery–3.2%			
Eaton	35,000		3,393,250
Middleby	95,000	a	7,278,900
			10,672,150
Leisure Facilities–1.4%			
Royal Caribbean Cruises	112,000		**4,753,280**
Leisure Products–1.0%			
Polaris Industries	71,000		**3,391,670**
Life Sciences Tools & Services–7.0%			
Invitrogen	42,000	a	3,923,220
MDS	424,600	a	8,258,470
Pharmaceutical Product Development	168,000		6,782,160
Thermo Fisher Scientific	77,000	a	4,441,360
			23,405,210
Managed Health Care–1.4%			
Health Net	98,000	a	**4,733,400**
Metal & Glass Containers–2.1%			
Owens-Illinois	144,000	a	**7,128,000**

Common Stocks (continued)	Shares	Value ($)
Multi-Line Insurance—3.9%		
Assurant	194,000	**12,978,600**
Oil & Gas Drilling—4.1%		
Diamond Offshore Drilling	60,000	8,520,000
Noble	94,000	5,311,940
		13,831,940
Oil & Gas Equipment & Services—5.5%		
Cameron International	120,000 a	5,775,600
Grant Prideco	69,000 a	3,830,190
ION Geophysical	216,000 a	3,408,480
Weatherford International	80,000 a	5,488,000
		18,502,270
Oil & Gas Exploration & Production—1.9%		
Denbury Resources	214,000 a	**6,366,500**
Packaged Foods & Meats—2.5%		
Cadbury Schweppes, ADR	117,000	5,776,290
Dean Foods	96,000	2,482,560
		8,258,850
Paper Packaging—.9%		
Packaging Corp. of America	111,000	**3,130,200**
Pharmaceuticals—1.1%		
Auxilium Pharmaceuticals	124,000 a	**3,718,760**
Property & Casualty Insurance—1.6%		
Employers Holdings	331,500	**5,539,365**
Semiconductor Equipment—3.1%		
ASML Holding (NY Shares)	95,111	2,976,023
MEMC Electronic Materials	86,000 a	7,610,140
		10,586,163
Semiconductors—4.6%		
Cypress Semiconductor	227,000 a	8,178,810
Microsemi	172,000 a	3,808,080
NVIDIA	98,500 a	3,350,970
		15,337,860
Steel—1.1%		
Allegheny Technologies	43,500	**3,758,400**
Systems Software—2.0%		
McAfee	178,000 a	**6,675,000**

Common Stocks (continued)	Shares	Value ($)
Wireless Telecommunication Services–4.1%		
American Tower, Cl. A	159,050 a	6,775,530
NII Holdings	142,000 a	6,861,440
		13,636,970
Total Common Stocks		
(cost $302,285,297)		**331,574,628**

Other Investment–1.5%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $4,868,000)	4,868,000 b	**4,868,000**

Total Investments (cost $307,153,297)	**100.0%**	**336,442,628**
Cash and Receivables (Net)	**.0%**	**153,039**
Net Assets	**100.0%**	**336,595,667**

ADR—American Depository Receipts
a Non-income producing security.
b Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Information Technology	18.6	Materials	6.4
Healthcare	16.7	Telecommunications Services	4.0
Industrials	13.9	Consumer Staples	3.3
Consumer Discretionary	13.1	Utilities	1.1
Energy	11.5	Money Market Investments	1.5
Financials	9.9		**100.0**

† Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2007

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments:		
Unaffiliated issuers	302,285,297	331,574,628
Affiliated issuers	4,868,000	4,868,000
Cash		277,206
Receivable for investment securities sold		852,443
Receivable for shares of Common Stock subscribed		730,343
Dividends and interest receivable		181,953
Prepaid expenses		61,687
Other assets		51,515
		338,597,775
Liabilities ($):		
Due to Founders Asset Management LLC and affiliates—Note 3(c)		521,472
Payable for shares of Common Stock redeemed		1,175,187
Directors' deferred compensation		51,515
Accrued expenses		253,934
		2,002,108
Net Assets ($)		**336,595,667**
Composition of Net Assets ($):		
Paid-in capital		308,696,594
Accumulated investment (loss)—net		(49,931)
Accumulated net realized gain (loss) on investments		(1,346,165)
Accumulated net unrealized appreciation (depreciation) on investments		29,295,169
Net Assets ($)		**336,595,667**

Net Asset Value Per Share

	Class A	Class B	Class C	Class F	Class I	Class T
Net Assets ($)	97,331,254	2,200,047	43,824,697	182,335,927	10,266,037	637,705
Shares Outstanding	15,492,784	373,376	7,514,625	28,364,771	1,605,445	108,780
Net Asset Value Per Share ($)	**6.28**	**5.89**	**5.83**	**6.43**	**6.39**	**5.86**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2007

Investment Income ($):	
Income:	
Dividends (net of $2,921 foreign taxes withheld at source):	
Unaffiliated issuers	3,147,218
Affiliated issuers	507,811
Total Income	**3,655,029**
Expenses:	
Investment advisory fee–Note 3(a)	2,338,134
Shareholder servicing costs–Note 3(c)	846,905
Distribution fees–Note 3(b)	555,366
Accounting fees–Note 3(c)	181,725
Professional fees	139,741
Directors' fees and expenses–Note 3(d)	92,359
Registration fees	52,439
Prospectus and shareholders' reports	50,933
Custodian fees–Note 3(c)	17,284
Loan commitment fees–Note 2	2,711
Interest expense–Note 2	642
Miscellaneous	59,541
Total Expenses	**4,337,780**
Less–reduction in accounting fees–Note 3(c)	(1,806)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(7,215)
Less–expense offset to broker commissions–Note 1	(4,441)
Net Expenses	**4,324,318**
Investment (Loss)–Net	**(669,289)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	22,599,861
Net unrealized appreciation (depreciation) on investments	7,939,103
Net Realized and Unrealized Gain (Loss) on Investments	**30,538,964**
Net Increase in Net Assets Resulting from Operations	**29,869,675**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2007 [a]	2006
Operations ($):		
Investment (loss)–net	(669,289)	(963,176)
Net realized gain (loss) on investments	22,599,861	20,028,137
Net unrealized appreciation (depreciation) on investments	7,939,103	10,769,064
Net Increase (Decrease) in Net Assets Resulting from Operations	**29,869,675**	**29,834,025**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class A shares	(3,931,014)	–
Class B shares	(90,730)	–
Class C shares	(1,917,287)	–
Class F shares	(7,202,948)	–
Class I shares	(419,265)	–
Class T shares	(27,597)	–
Total Dividends	**(13,588,841)**	**–**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	107,502,995	37,467,252
Class B shares	998,575	518,095
Class C shares	38,939,430	8,956,013
Class F shares	48,898,562	32,755,186
Class I shares	12,109,131	5,558,800
Class T shares	777,078	71,649
Dividends reinvested:		
Class A shares	3,425,728	–
Class B shares	83,159	–
Class C shares	1,383,039	–
Class F shares	6,901,667	–
Class I shares	379,793	–
Class T shares	13,748	–

	Year Ended December 31,	
	2007[a]	2006
Capital Stock Transactions ($) (continued):		
Cost of shares redeemed:		
Class A shares	(36,607,936)	(19,186,553)
Class B shares	(936,304)	(867,550)
Class C shares	(6,603,790)	(512,532)
Class F shares	(34,226,600)	(22,858,050)
Class I shares	(6,960,515)	(1,809,667)
Class T shares	(275,605)	(4,729)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**135,802,155**	**40,087,914**
Total Increase (Decrease) in Net Assets	**152,082,989**	**69,921,939**
Net Assets ($):		
Beginning of Period	184,512,678	114,590,739
End of Period	**336,595,667**	**184,512,678**
Accumulated investment (loss)–net	(49,931)	(38,722)

| | Year Ended December 31, | |
	2007[a]	2006
Capital Share Transactions:		
Class A[b]		
Shares sold	17,029,336	7,083,331
Shares issued for dividends reinvested	540,173	–
Shares redeemed	(5,725,288)	(3,788,704)
Net Increase (Decrease) in Shares Outstanding	**11,844,221**	**3,294,627**
Class B[b]		
Shares sold	166,780	103,687
Shares issued for dividends reinvested	14,000	–
Shares redeemed	(158,357)	(173,743)
Net Increase (Decrease) in Shares Outstanding	**22,423**	**(70,056)**
Class C		
Shares sold	6,607,852	1,749,691
Shares issued for dividends reinvested	235,211	–
Shares redeemed	(1,102,096)	(100,366)
Net Increase (Decrease) in Shares Outstanding	**5,740,967**	**1,649,325**
Class F		
Shares sold	7,666,480	6,102,380
Shares issued for dividends reinvested	1,065,072	–
Shares redeemed	(5,275,025)	(4,250,707)
Net Increase (Decrease) in Shares Outstanding	**3,456,527**	**1,851,673**
Class I		
Shares sold	1,897,374	1,011,954
Shares issued for dividends reinvested	58,882	–
Shares redeemed	(1,078,755)	(346,756)
Net Increase (Decrease) in Shares Outstanding	**877,501**	**665,198**
Class T		
Shares sold	131,478	13,519
Shares issued for dividends reinvested	2,326	–
Shares redeemed	(44,924)	(979)
Net Increase (Decrease) in Shares Outstanding	**88,880**	**12,540**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *During the period ended December 31, 2007, 73,005 Class B shares representing $432,266 were automatically converted to 68,997 Class A shares and during the period ended December 31, 2006, 80,660 Class B shares representing $404,799 were automatically converted to 76,944 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
Class A Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	5.80	4.68	4.15	3.52	2.58
Investment Operations:					
Investment income (loss)−net	(.02)a	(.04)a	(.05)	(.03)	.03
Net realized and unrealized gain (loss) on investments	.76	1.16	.58	.66	.91
Total from Investment Operations	.74	1.12	.53	.63	.94
Distributions:					
Dividends from net realized gain on investments	(.26)	–	–	–	–
Net asset value, end of period	6.28	5.80	4.68	4.15	3.52
Total Return (%)b	12.77	23.93	12.77	17.90	36.43
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.43	1.40	1.58	1.54	1.87
Ratio of net expenses to average net assets	1.43c	1.39	1.55	1.53	1.86
Ratio of net investment (loss) to average net assets	(.32)	(.68)	(.92)	(1.07)	(1.38)
Portfolio Turnover Rate	165	104	211	147	160
Net Assets, end of period ($ x 1,000)	97,331	21,146	1,656	1,546	1,191

a   *Based on average shares outstanding at each month end.*
b   *Exclusive of sales charge.*
c   *The difference for the period represents less than .01%.*
See notes to financial statements.

| | | Year Ended December 31, | | | |
Class B Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	5.50	4.48	4.01	3.43	2.54
Investment Operations:					
Investment (loss)–net	(.06)[a]	(.08)[a]	(.09)	(.07)	(.03)
Net realized and unrealized gain (loss) on investments	.71	1.10	.56	.65	.92
Total from Investment Operations	.65	1.02	.47	.58	.89
Distributions:					
Dividends from net realized gain on investments	(.26)	–	–	–	–
Net asset value, end of period	5.89	5.50	4.48	4.01	3.43
Total Return (%)[b]	11.84	22.77	11.72	16.91	35.04
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.26	2.29	2.43	2.37	2.65
Ratio of net expenses to average net assets	2.26[c]	2.29	2.41	2.37	2.64
Ratio of net investment (loss) to average net assets	(1.02)	(1.60)	(1.78)	(1.90)	(2.16)
Portfolio Turnover Rate	165	104	211	147	160
Net Assets, end of period ($ x 1,000)	2,200	1,929	1,886	1,823	1,587

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] The difference for the period represents less than .01%.
See notes to financial statements.

			Year Ended December 31,		
Class C Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	5.44	4.42	3.96	3.38	2.50
Investment Operations:					
Investment (loss)−net	(.06)a	(.06)a	(.02)	(.06)a	(.10)
Net realized and unrealized gain (loss) on investments	.71	1.08	.48	.64	.98
Total from Investment Operations	.65	1.02	.46	.58	.88
Distributions:					
Dividends from net realized gain on investments	(.26)	–	–	–	–
Net asset value, end of period	5.83	5.44	4.42	3.96	3.38
Total Return (%)b	11.96	23.08	11.62	17.16	35.20
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.13	2.19	2.35	2.32	2.51
Ratio of net expenses to average net assets	2.13c	2.18	2.32	2.31	2.51
Ratio of net investment (loss) to average net assets	(1.04)	(1.27)	(1.69)	(1.83)	(2.02)
Portfolio Turnover Rate	165	104	211	147	160
Net Assets, end of period ($ x 1,000)	43,825	9,641	550	428	323

a Based on average shares outstanding at each month end.
b Exclusive of sales charge.
c The difference for the period represents less than .01%.
See notes to financial statements.

Class F Shares	Year Ended December 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	5.92	4.78	4.24	3.58	2.62
Investment Operations:					
Investment income (loss)–net	(.00)[a,b]	(.03)[a]	(.12)	(.03)[a]	.02
Net realized and unrealized gain (loss) on investments	.77	1.17	.66	.69	.94
Total from Investment Operations	.77	1.14	.54	.66	.96
Distributions:					
Dividends from net realized gain on investments	(.26)	–	–	–	–
Net asset value, end of period	6.43	5.92	4.78	4.24	3.58
Total Return (%)	13.03	23.85	12.74	18.44	36.64
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.30	1.33	1.41	1.33	1.51
Ratio of net expenses to average net assets	1.30[c]	1.33	1.39	1.33	1.50
Ratio of net investment (loss) to average net assets	(.03)	(.62)	(.77)	(.87)	(1.01)
Portfolio Turnover Rate	165	104	211	147	160
Net Assets, end of period ($ x 1,000)	182,336	147,410	110,170	119,273	159,161

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] The difference for the period represents less than .01%.
See notes to financial statements.

	Year Ended December 31,				
Class I Shares	2007a	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	5.88	4.73	4.19	3.56	2.61
Investment Operations:					
Investment income (loss)−net	.00b,c	(.02)b	(.02)b	(.04)b	(.03)
Net realized and unrealized gain (loss) on investments	.77	1.17	.56	.67	.98
Total from Investment Operations	.77	1.15	.54	.63	.95
Distributions:					
Dividends from net realized gain on investments	(.26)	–	–	–	–
Net asset value, end of period	6.39	5.88	4.73	4.19	3.56
Total Return (%)	13.11	24.31	12.89	17.70	36.40
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.12	1.14	1.38	1.48	1.64
Ratio of net expenses to average net assets	1.11	1.12	1.34	1.48	1.64
Ratio of net investment income (loss) to average net assets	.06	(.28)	(.70)	(1.03)	(1.15)
Portfolio Turnover Rate	165	104	211	147	160
Net Assets, end of period ($ x 1,000)	10,266	4,279	297	71	119

a   *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
b   *Based on average shares outstanding at each month end.*
c   *Amount represents less than $.01 per share.*
See notes to financial statements.

Class T Shares	Year Ended December 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	5.44	4.43	3.97	3.39	2.51
Investment Operations:					
Investment (loss)–net	(.04)a	(.07)a	(.17)	(.06)	(.02)
Net realized and unrealized gain (loss) on investments	.72	1.08	.63	.64	.90
Total from Investment Operations	.68	1.01	.46	.58	.88
Distributions:					
Dividends from net realized gain on investments	(.26)	–	–	–	–
Net asset value, end of period	5.86	5.44	4.43	3.97	3.39
Total Return (%)b	12.52	22.80	11.59	17.11	35.06
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.78	2.13	2.59	2.26	2.76
Ratio of net expenses to average net assets	1.78c	2.13	2.57	2.25	2.76
Ratio of net investment (loss) to average net assets	(.73)	(1.39)	(1.94)	(1.78)	(2.27)
Portfolio Turnover Rate	165	104	211	147	160
Net Assets, end of period ($ x 1,000)	638	108	33	40	34

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *The difference for the period represents less than .01%.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Founders Mid-Cap Growth Fund (the "fund") is a separate diversified series of Dreyfus Founders Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering six series, including the fund. The fund's investment objective is to seek capital appreciation through investments in mid-cap growth companies. Founders Asset Management LLC ("Founders") serves as the fund's investment adviser. During the first half of the reporting period, Founders was an indirect, wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Founders became an indirect, wholly-owned subsidiary of BNY Mellon.

The Company's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The eligibility requirements for Class I shares remained the same as for Class R shares.

MBSC Securities Corporation (the "Distributor"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus"), an affiliate of Founders, is the distributor of the fund's shares. The fund is authorized to issue up to 1.15 billion shares of Common Stock, par value $ .01 per share, in the following classes of shares: Class A, Class B, Class C, Class F, Class I and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, although the shares may be purchased at net asset value ("NAV") without a sales charge by certain categories of investors. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class F and Class I shares are sold at NAV per share. Class F shares are sold only to Class F grandfathered investors, and Class I shares are sold only to eligible institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class. Income and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Each class of the fund bears expenses incurred specifically on its behalf and, in addition, each class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the class. The type of expense determines the allocation method.

The Company's Board of Directors has authorized the payment of certain fund expenses with commissions on fund portfolio transactions. These commissions increase miscellaneous expenses and are included in the expense offset to broker commissions in the Statement of Operations.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on NASDAQ, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. New York closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's Board of Directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market.

Registered open-end investment companies that are not traded on an exchange are valued at their NAV.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's Board of Directors or pursuant to procedures approved by the Board of Directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the fund calculates its NAV, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using calculations based on indexes of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign securities and currency transactions: The fund may invest at least a portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the fund executes a foreign security transaction, the fund may enter into a foreign currency contract to settle the foreign security transaction. The fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

The accounting records of the fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized appreciation (depreciation) from investments and foreign currency translations in the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank, Mellon Bank, N.A. ("Mellon Bank"), whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes any earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by Founders or its affiliates are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: No provision has been made for federal income taxes since it is the policy of the fund to continue to comply with the requirements of Subchapter M of the Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The fund is treated as a separate tax entity for federal income tax purposes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended December 31, 2007.

The fund is not subject to examination by U.S. Federal, State and City tax authorities for the tax years before 2004.

At December 31, 2007, the components of accumulated earnings on a tax basis were as follows: unrealized appreciation $28,973,015. In addition, the fund had $1,029,848 of capital losses realized after October 31, 2007, which were deferred for tax purposes to the first day of the following fiscal year.

The tax characters of distributions paid to shareholders during the fiscal periods ended December 31, 2007 and December 31, 2006 were as follows: long-term capital gains $13,588,841 and $0, respectively.

During the period ended December 31, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for net operating losses, the fund increased accumulated undistributed investment income-net by $658,080, increased accumulated net realized gain (loss) on investments by $7,004 and decreased paid-in capital by $665,084. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. The borrowings by each series of the Company are limited to the lesser of (a) $25 million, or (b) the lesser of 25% of the series' total net assets or the maximum amount which the series is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $25 million cap on the total LOC. Each series agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC.

The average daily amount of borrowings outstanding under the LOC during the period ended December 31, 2007, was approximately $12,300, with a related weighted average annualized interest rate of 5.21%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) In accordance with an investment advisory agreement between the Company and Founders, the fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the fund's net assets. The fee is 1% of the first $30 million of net assets, .75% of the next $270 million of net assets, .70% of the next $200 million of net assets and .65% of net assets in excess of $500 million.

During the period ended December 31, 2007, the Distributor retained $93,067 and $803 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $2,880 and $14,425 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under a Distribution Plan (the "Class B, C and T Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of their average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended December 31, 2007, Class B, Class C and Class T shares were charged $15,149, $253,804 and $1,134 respectively, pursuant to the Class B, C and T Plan.

The fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Act applicable to its Class F shares (the "Class F Plan"). Under the Class F Plan, the fund is authorized to reimburse the Distributor for expenses paid for distributing or servicing its Class F shares at an annual rate of up to .25% of the value of the average daily net assets of the fund's Class F shares. During the period ended December 31, 2007, Class F shares were charged $285,279 pursuant to the Class F Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended December 31, 2007, Class A, Class B, Class C and Class T shares were charged $191,901, $5,050, $84,601 and $1,134, respectively, pursuant to the Shareholder Services Plan.

The Company has a shareholder services agreement with the Distributor, whereby the fund has agreed to compensate the Distributor for providing certain shareholder servicing functions to holders of Class F shares. The fund paid the Distributor a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the period ended December 31, 2007, Class F shares were charged $153,168 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the fund's Class F shares are paid by the Distributor. The out-of-pocket charges from DTI are paid by the fund. During the period ended December 31, 2007, Class F shares were charged $19,537 for out-of-pocket transfer agent charges.

The fees charged by DTI with respect to the fund's Class A, Class B, Class C, Class I and Class T shares are paid by the fund. These transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the period ended December 31, 2007 were $163,393.

The fund compensates Mellon Bank, an affiliate of Founders, under a custody agreement for providing custodial services for the fund. During the period ended December 31, 2007, the fund was charged $17,284 pursuant to the custody agreement.

The fund also pays Mellon Bank for certain cash management services. These fees are included in the out-of-pocket transfer agency charges above.

The fund has agreed to compensate Dreyfus for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of .06% of the average daily net assets of the fund on the first $500 million, .04% of the average daily net assets of the fund on the next $500 million and .02% of the average daily net assets of the fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Dreyfus has contractually agreed in writing to waive any fees received for these services to the extent they exceed its costs in providing the services and a reasonable allocation of Founders' costs related to the support and oversight of these services. During the period ended December 31, 2007, Dreyfus waived $1,806.

The components of "Due to Founders Asset Management LLC and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $219,293, Rule 12b-1 distribution plan fees $65,839, shareholder services plan fees $191,468, custodian fees $3,454, accounting fees $16,908 and transfer agency per account fees $24,510.

(d) Annual retainer fees and attendance fees for the Company's Board of Directors are allocated to each series of the Company based on net assets. The Company's Board of Directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Company's series. The amount paid to the director under the plan will be determined based upon the performance of the selected series. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation in the Statement of Assets and Liabilities. Changes in market value are included in the directors' fees and expenses and the net change in unrealized appreciation (depreciation) of investments in the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the fund.

Certain officers of the Company are also officers and/or directors of Founders or its affiliates, which pay their compensation. The affairs of the fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's Board of Directors.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2007, amounted to $604,827,138 and $480,069,907 respectively.

At December 31, 2007, the cost of investments for federal income tax purposes was $307,469,613; accordingly, accumulated net unrealized appreciation on investments was $28,973,015, consisting of $41,370,734 gross unrealized appreciation and $12,397,719 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Founders Mid-Cap Growth Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Founders Mid-Cap Growth Fund (one of the funds comprising Dreyfus Founders Funds, Inc.), as of December 31, 2007, and the related statement of operations, the statement of changes in net assets and financial highlights for the year then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The statement of changes in net assets of Dreyfus Founders Mid-Cap Growth Fund for the year ended December 31, 2006 and the financial highlights for each of the indicated periods through December 31, 2006, were audited by other auditors whose report dated February 23, 2007, expressed an unqualified opinion on the statement and financial highlights.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities as of December 31, 2007 by correspondence with the custodian. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Founders Mid-Cap Growth Fund at December 31, 2007, and the results of its operations, the changes in its net assets and the financial highlights for the year then ended, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

New York, New York
February 21, 2008

For federal tax purposes, the fund hereby designates $.2631 per share as a long-term capital gain distribution paid on December 21, 2007.

FACTORS CONSIDERED IN RENEWING THE ADVISORY AGREEMENT (Unaudited)

At a meeting of the board of directors of Dreyfus Founders Funds, Inc. (the "Funds" and, in reference to any one of the Funds' portfolios, a "Fund") held on August 15 and 16, 2007, the Funds' directors unanimously approved the continuation of the Investment Advisory Agreement ("management agreement") between each of the Funds and Founders Asset Management LLC, the Funds' investment adviser ("Founders"), for a one-year term ending August 31, 2008. The board of directors of the Funds ("board") is comprised entirely of individuals who have no affiliation with Founders or any affiliates of Founders (the "directors").

Prior to the directors' August 2007 meeting, Founders had provided the directors with extensive materials related to the renewal of the management agreement, including performance and expense information for other investment companies with similar investment objectives to each Fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the directors discussed the proposed continuance of the management agreement with the senior management personnel of Founders. At the conclusion of these discussions, the directors and their independent counsel met in a private session at which no representatives of Founders were present, to continue their discussion of continuance of the agreement. In determining to continue the management agreement, the directors considered all factors which they believed to be relevant, including the following:

Nature, Extent and Quality of Services Provided and to be Provided by Founders

The directors recognized that they have had the opportunity to evaluate the investment and non-investment related services which Founders and its affiliates provide to the Funds primarily through their quarterly review of all of the operations of the Funds during Fund committee and Fund board meetings held throughout the past twelve months. At each such meeting, extensive discussions of Fund operations are held with senior management personnel of Founders and a

large volume of documentation with respect to these operations is provided to and reviewed by the directors. Such discussions and documentation afford the directors the continual opportunity to evaluate the nature, extent, and quality of the services provided by Founders and its affiliates to the Funds.

The directors were satisfied that Founders is managing the investment of the assets of the Funds in accordance with each Fund's respective investment objective, policies and restrictions, subject to the directors' overall supervision.

The directors considered that Founders also provides many non-investment related services to the Funds in fulfilling its responsibilities under the management agreement.

Following their discussion and review, the directors reached the following conclusions:

• That the breadth and quality of investment advisory and other services being provided to the Funds are satisfactory, as evidenced in part by the performance records of the Funds, to which the directors gave significant attention as indicated below; and

• That the directors are satisfied not only with the research, long-term portfolio management, and trading services being provided to the Funds, but also recognize that Founders or its affiliates have provided the highest quality accounting, compliance and regulatory, administrative, underwriting, custody, shareholder, transfer agent and cash management services to the Funds, while charging fair, reasonable and competitive fees.

Investment Performance

On a quarterly basis, the directors hold meetings with representatives of the portfolio management team for each Fund (usually a portfolio manager), during which each representative reviews, among other items, performance information, attribution analyses, and the portfolio manager's investment outlook. The directors also receive written monthly and quarterly performance information for each Fund. These written quarterly reports include comparisons of each Fund's performance with its respective Lipper category and one or more benchmark indexes, as well as a comparable exchange-traded fund, for the most recent quarter and one-, three- and five-year periods, as well as for the portfolio manager's tenure.

In conjunction with their consideration of renewal of the management agreement, the directors received a more detailed performance report about each Fund from Lipper. These reports compared each Fund's performance to both a relatively small group of similar funds selected by Lipper (the "Lipper performance group"), as well as to all funds in the applicable Lipper category (the "Lipper performance universe").

The performance of Mid-Cap Growth Fund's Class F shares placed in the first (highest) quintile of both its Lipper performance group and the Lipper mid-cap growth fund performance universe for the one-, three- and five-year periods ended December 31, 2006, placed in the first quintile of its Lipper performance universe for the one-, three- and five-year periods ended June 30, 2007, and outperformed its benchmark index for the one-, three- and five-year periods ended June 30, 2007. The directors deemed these relative performance results to be very satisfactory, although the directors noted that the Fund's relative performance to date in 2007 had deteriorated. The directors stressed the importance to Founders of the need to seek to maintain the Fund's strong performance record.

After consideration of all relevant information and data, the directors concluded that although past performance cannot be a guaranty of future performance, each Fund and its shareholders would continue to benefit from Founders' investment management of the Fund. The directors further determined:

- That although certain of the Funds have experienced performance difficulties, Founders has focused its efforts upon improving the performance records of the Funds and will continue to seek improvement; and

- That the materials provided by Lipper demonstrated that most of the Funds maintained satisfactory performance quintile rankings in their respective comparison groups and comparison universes, with five of seven Funds placing in the top two quintiles of their respective Lipper performance universes for the one-year period ended December 31, 2006, and four placing in the top two quintiles for the three years ended December 31, 2006.

Costs of the Services to be Provided and Profits to be Realized by Founders and Its Affiliates from Founders' Relationship With the Funds

The directors recognized that on a quarterly basis, they receive information with respect to each Fund's expenses. The directors carefully review and discuss the expense ratios for all classes of shares of each Fund at each of their quarterly meetings throughout the year.

In conjunction with their annual consideration of renewal of the Funds' management agreement and other service arrangements, the directors received detailed information from Lipper which compared each Fund's management fees and other expenses with those of a group of similar funds selected by Lipper (the "Lipper expense group"), as well as summary information comparing each Fund's management fees and expenses with those of the funds in its Lipper performance universe with load structures similar to that of the Funds (the "Lipper expense universe").

The directors noted that for the period ended December 31, 2006, Mid-Cap Growth Fund's management fees ranked in the second quintile of its Lipper expense group, with the Fund's fees the seventh lowest of 16 "peer funds." The Fund's contractual management fees at a common asset level were determined by Lipper to be the fifth lowest of the 16 funds in its group. The Fund's management fees were in the third quintile of its Lipper expense universe.

The directors also considered information provided by Lipper with respect to the profitability of the investment management activities conducted by a number of publicly-held corporations. Lipper also pre-

pared an analysis providing detailed information with respect to the types of services rendered to various mutual fund complexes under their respective investment advisory contracts, including the services provided by Founders to the Funds under the management agreement.

The directors had been provided with extensive materials with respect to the profitability derived by Founders from providing investment advisory and other services to the Funds as a group and to each Fund individually.

The directors further considered certain indirect benefits received by Founders and its affiliates as a result of Founders' provision of investment advisory services to the Funds. These included the following:

- Since Founders manages a non-Fund account in a style that is similar to that used for one of the Funds (and for portions of certain other Funds), and employees of Founders manage other non-Fund accounts in a similar style in their capacities as employees of the affiliates, Founders and its affiliates realize efficiencies in performing the portfolio management, trading and operational functions related to those non-Fund accounts;

- The Funds' brokerage transactions may be executed with brokers that provide research and brokerage services to Founders and its affiliates. These research and brokerage services may be useful to Founders and its affiliates in providing investment advisory services to any of the clients they advise, including the Funds; and

- Affiliates of Founders receive various fees for providing accounting, underwriting, shareholder, transfer agency, custody and cash management services to the Funds.

After deliberation and discussion of Fund fees and expenses, the directors determined:

- That upon review of the advisory fee structures of the Funds in comparison with the competitive expense groups and expense universes selected by Lipper, the levels of investment advisory fees paid by the Funds were deemed to be competitive;

- That the expense ratios of the Funds are competitive and that Founders continually reviews each Fund's total expense ratio and has initiated voluntarily expense caps and fee waivers for certain Funds to reduce their expense ratios;

- That five of the seven Funds' expense ratios decreased or remained the same for all or most of their share classes in 2006 as compared to those experienced in 2005, in some instances as a result of increases in Fund assets; and

- That the comparative fee and expense information included in the materials provided by Lipper supports the determination that the advisory and other fees payable by the Funds to Founders and its affiliates are essentially fees which would be similar to those that would have resulted solely from "arm's-length" bargaining.

With respect to profitability to Founders, the directors reviewed the adviser profitability analysis provided by Lipper, which demonstrated that Founders' 2006 profitability from providing management services to the Funds was reasonable in comparison to the entities included in the Lipper analysis.

The directors were also advised by independent counsel of the profitability percentage ranges which court cases have found acceptable and determined that Founders' profitability percentage for providing management and other services to the Funds was reasonable.

The directors concluded that Founders' profits from providing management services to the Funds were reasonable in relationship to the overall services which Founders provides.

Economies of Scale

The directors reviewed information provided by Founders which summarized the extent, if any, that both Founders and the Funds would achieve certain economies of scale if the assets of the Funds were to increase.

After review and discussion, the directors considered the extent to which economies of scale and common management are shared with each Fund, including the economies that would be realized from the growth of each Fund's assets. After such consideration, the directors determined that all of the Funds have structured breakpoints in their advisory fees, which result in fee reductions as the assets of each Fund reach defined levels, and that such fee reductions, when implemented, would benefit all of the applicable Fund's shareholders through decreases in the Fund's expense ratio.

Dedication to Regulatory Requirements and Restrictions

An important factor in the directors' consideration of renewal of the Funds' management agreement with Founders included the directors' recognition of the dedication by Founders of stringent adherence to regulatory requirements and restrictions. The directors determined that Founders is dedicated to compliance with all applicable rules and regulations and that the systems of controls which are in place to ensure that the service providers to the Funds, including Founders, and the Funds themselves, maintain strict adherence to the law are excellent.

Overall Conclusions

The directors determined that they are generally satisfied with the performance of the Funds and with the quality of the advisory and other services being provided by Founders and its affiliates to the Funds. The directors recognized that efforts are being and will continue to be made to improve the Funds' performance and to maintain Fund expense ratios at reasonable and competitive levels.

The directors concluded that continuation of the current management agreement between each Fund and Founders, which would enable each Fund to continue to receive investment advisory services from Founders, is in the best interests of each Fund and its shareholders, the services to be performed under the management agreement are services required for the operations of the Funds, Founders has provided satisfactory investment management services to the Funds in the past, and the fees for the management services which Founders will perform will be within the range of what would have been negotiated at arm's length in light of the circumstances.

YOUR BOARD REPRESENTATIVES (Unaudited)

The Board of Directors of the Company oversees all six Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 74. Year elected to the Board: 1970

Board Chairman. Founding Chairman, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank, Houston. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation. Chairman-elect, University of Texas Health Science Center.

Alan S. Danson, 68. Year elected to the Board: 1991

Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.

Robert P. Mastrovita, 63. Year elected to the Board: 1998

Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy. Director, King Caesar Foundation.

Trygve E. Myhren, 71. Year elected to the Board: 1996

President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, AdPay, Inc. Trustee, Executive Committee and Chairman of Faculty Education Affairs Committee, the University of Denver. Trustee, Denver Art

44

Museum. Member, Colorado FORUM and Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Time Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987). Chief of Mission, 2006 Paralympic Games, Torino/Sestrierre, Italy.

George W. Phillips, 69. Year elected to the Board: 1998

Retired. Vice Chairman of the Board and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Martha A. Solis-Turner, 47. Year elected to the Board: 2005

Formerly, Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc. Board member and Treasurer, Mile High Montessori Early Learning Centers (2002 to present), and formerly, Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center, both of which are non-profit organizations.

Principal Officers

J. David Officer, 59. President and Principal Executive Officer of the Funds since 2007. Chief Operating Officer, Vice Chairman and a Director of Dreyfus, and an officer of 78 investment companies (comprised of 163 portfolios) managed by Dreyfus. He has been an employee of Dreyfus since 1998.

Denise B. Kneeland, 56. Vice President of the Funds since 2008. Assistant Vice President (since 1996) and Secretary (since 2007) of the Mellon Institutional Funds Investment Trust. First Vice President and Manager, Mutual Funds Operations, BNY Mellon Asset Management (since 2006). Formerly, Vice President and Manager, Mutual Funds Operations, Standish Mellon Asset Management Company, LLC (1996 to 2001).

Kenneth R. Christoffersen, 52. Vice President of the Funds since 2008, and Secretary since 2000 (and from 1996 to 1998). Founders' Senior Vice President - Legal, General Counsel and Secretary. Assistant Secretary of the Distributor since 2003. Employed by Founders and its predecessor company since 1996.

Steven M. Anderson, 42. Treasurer and Principal Financial and Accounting Officer of the Funds since 2007. Vice President (since 1999), Treasurer (since 2002) and Chief Financial Officer of Mellon Institutional Funds Investment Trust. Vice President and Mutual Funds Controller, BNY Mellon Asset Management (since 2003). Formerly, Assistant Vice President and Mutual Funds Controller, Standish Mellon Asset Management Company, LLC (2000 to 2003).

Janelle E. Belcher, 49. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President - Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

David T. Buhler, 36. Assistant Secretary since 2007. Founders' Associate General Counsel and Assistant Secretary since 2006. Formerly, Counsel for Great-West Life & Annuity Insurance Company (1997-2006), and Chief Compliance Officer for Greenwood Investments, LLC (2002 - 2006).

Robert S. Robol, 43. Assistant Treasurer since 2006. Senior Accounting Manager - Taxable Fixed Income Funds of Dreyfus, and an officer of 79 investment companies (comprised of 180 portfolios) managed by Dreyfus. Employed by Dreyfus since 1988.

Robert Salviolo, 40. Assistant Treasurer since 2007. Senior Accounting Manager - Foreign Equity Funds of Dreyfus, and an officer of 79 investment companies (comprised of 180 portfolios) managed by Dreyfus. Employed by Dreyfus since 1989.

Robert Svagna, 40. Assistant Treasurer since 2006. Senior Accounting Manager - Equity Funds of Dreyfus, and an officer of 79 investment companies (comprised of 180 portfolios) managed by Dreyfus. Employed by Dreyfus since 1990.

William G. Germenis, 37. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class I, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of the Distributor and AMLCO of 75 investment companies (comprised of 176 portfolios) managed by Dreyfus. Employed by the Distributor since 1998.

The directors and officers may be contacted at Founders' address appearing on the back cover, except for Messrs. Officer, Robol, Salviolo, Svagna and Germenis, who can be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166, and Mr. Anderson and Ms. Kneeland, who can be contacted at BNY Mellon Asset Management, One Boston Place, Boston, Massachusetts 02108. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling 1-800-525-2440 (Class F shareholders) or 1-800-554-4611 (all other shareholders).

NOTES

For More Information

**Dreyfus Founders
Mid-Cap Growth Fund**

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

For Class F shareholders

Ticker Symbol: FRINX

Telephone Call your financial representative or 1-800-525-2440

Mail Dreyfus Founders Funds, Inc.
     P.O. Box 55360, Boston, MA 02205-8252

For Class A, B, C, I and T shareholders

Ticker Symbols: Class A: FRSDX   Class B: FRSFX   Class C: FRSCX
                Class I: FRSRX   Class T: FRSVX

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
     144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0291AR1207

Dreyfus Founders Passport Fund

Passport Fund is closed to new investors.
Please see the prospectus for additional information.

ANNUAL REPORT December 31, 2007



Dreyfus
A BNY Mellon Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Founders Passport Fund, covering the 12-month period from January 1, 2007, through December 31, 2007.

Looking back, 2007 was a year of significant change for the financial markets worldwide. Turmoil in the U.S. sub-prime mortgage market, declining U.S. housing values and soaring energy prices caused significant challenges for international investors throughout the world. As a result, a number of asset classes lost value amid heightened volatility over the summer and fall. International equities generally proved to be a notable exception. As they have for several years, most major international equities indices outperformed their U.S. counterparts as global economic growth remained robust even as the U.S. economy entered a downturn.

The turbulence of 2007 reinforced a central principle of successful investing: diversification. Investors with broad exposure to the world's stock and bond markets were better protected from the full impact of market volatility in areas that, earlier in the year, were among the bright spots at the time. As we look ahead, we believe that now is the perfect time to meet with your financial advisor, who can help you plan and diversify your investment portfolio in a way that manages the potential opportunities and risks that may continue to arise in 2008.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chairman, President and Chief Executive Officer
Founders Asset Management LLC
January 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2007, through December 31, 2007, as provided by William S. Patzer, CFA, Portfolio Manager

Fund and Market Performance Overview

Strong economic growth and robust mergers-and-acquisitions (M&A) activity bolstered the global stock markets' performance over the first six months of 2007. However, these gains were offset to a significant degree in the second half of the year, as economic concerns and credit issues weighed on investor sentiment. The fund underperformed its benchmark, primarily due to disappointing stock selections across several market sectors.

For the 12-month period ended December 31, 2007, Dreyfus Founders Passport Fund achieved total returns of –1.15% for Class A shares, –2.11% for Class B shares, –1.82% for Class C shares, –0.94% for Class F shares, –0.98% for Class I shares and –1.37% for Class T shares.[1] The fund's benchmark, the Standard & Poor's/Citigroup Extended Market Index World ex-U.S.[SM] returned 7.32% for the same period.[2]

The Fund's Investment Approach

The fund seeks capital appreciation by investing at least 65% of its total assets in foreign small-cap companies from a minimum of three countries, in both developed and emerging economies. The fund may invest in larger foreign companies or in U.S.-based companies and may purchase securities of companies in initial public offerings. Our "bottom-up" investment approach emphasizes individual stock selection over broader economic and market trends. We use quantitative models and traditional qualitative analysis to construct a diversified portfolio of stocks with low price multiples and positive trends in earnings forecasts when compared to the benchmark.

Global Markets Were Hurt by a Credit Crisis

Persistently vigorous construction activity in the emerging markets produced steady demand for basic materials and construction services throughout 2007. Corporate restructuring and heightened levels of M&A activity also put upward pressure on stock prices in the developed markets of Europe. However, as the year progressed, a credit crisis that originated in the U.S. bond market's sub-prime mortgage sector, slowing U.S. economic growth, rising energy costs and higher inventory levels convinced investors to reassess their attitudes toward risk, resulting in a reversal of earlier market advances over the second half of the year.

The fund suffered in this more challenging market environment, as countries including Japan, the United Kingdom, Hong Kong and Germany were adversely affected by softer real-estate markets, with many property intermediaries and developers losing ground. Japan's Kenedix and Joint Corporation; the U.K.'s Savills and Barratt Developments; and Germany's Vivacon ranked among the fund's greatest laggards in 2007.

From a market sector perspective, the industrials sector detracted significantly from the fund's relative performance, owing to collapsing and dwindling construction contracts and slowing employment markets in many developed countries. U.K. employment agency Michael Page International faltered in a stagnant hiring environment over the final six months of the year. Consumer staples and consumer discretionary stocks also proved to be a drain on the fund's performance compared to its benchmark. McBride, a U.K. developer of household and personal care products, saw its share price drop substantially as the rising cost of raw material costs put pressure on its margins. The fund also lost ground due to weak performance by Irish beverage manufacturer C&C Group when concerns persisted that the popularity of the firm's Magner's Cider was not sustainable.

Where Our Investment Strategy Worked

Fortunately, the fund received positive contributions from other European markets, such as Finland, Austria and Spain. Finnish industrial company Rautaruukki Oyj participated in the strength of global construction trends. Austrian specialty steel manufacturer Böehler-Uddeholm's stock advanced amid M&A speculation and strong sales and earnings trends.

The fund received strongly positive contributions from the health care and energy sectors. Germany's Fresenius Medical Care encountered heightened demand for its dialysis products and services. Australia-based Cochlear Ltd.'s new implant device for the hearing impaired was well received. Energy stocks such as Britain's Burren Energy and the Netherland's Fugro performed strongly as commodity prices surged higher.

Other positive contributors included Australia's Incitec Pivot, which experienced heightened demand for its agricultural products. Canada's Inmet Mining Corp. benefited from rising commodity prices and industry consolidation. Deutsche Böerse Group, the German Stock Exchange, appreciated due to M&A speculation, record trading volumes and successful restructuring plans, while Korean shipbuilder Hyundai Mipo Dockyard Co. progressed because of solid business execution and rising productivity. The fund's cash position also provided a positive contribution to performance during the reporting period.

Market Fundamentals Appear Sound despite the Downturn

We have continued to employ our disciplined, research-driven approach to selecting stocks, focusing on fundamentals in an effort to find companies that are positioned for gains despite current economic concerns. Although fast-growing emerging economies have continued to post gains, international equity markets have wrestled with volatility caused by the credit crisis and slowing economic growth in some developed countries. We believe that the market is, to a significant degree, focusing on these macroeconomic developments while ignoring sound business fundamentals in a number of industry groups. However, in our view, this perception may soon reverse, potentially putting the fund in a position to capture the benefits of a market rebound.

January 15, 2008

Small companies carry additional risks because their earnings and revenues tend to be less predictable, and their share prices more volatile than those of larger, more established companies. The shares of smaller companies tend to trade less frequently than those of larger, more established companies.

Investing in foreign companies involves special risks, including changes in currency rates, political, economic and social instability, a lack of comprehensive company information, differing auditing and legal standards and less market liquidity. An investment in this fund should be considered only as a supplement to an overall investment program.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect Founders' waiver of 25% of its management fee for the period of September 14, 2007 through December 31, 2007. This waiver will continue through September 13, 2008, at which time it will end. Had this waiver not been in effect, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER, INC. – The Standard & Poor's/Citigroup EMI World ex U.S.[SM] represents, on a country-by-country basis, the small capitalization component of the Citigroup Broad Market Index[SM], which is a comprehensive float-weighted index of companies in certain foreign countries with market capitalizations of at least $100 million. The total return figure cited for this index assumes change in security prices and reinvestment of dividends, but does not reflect the costs of managing a mutual fund.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Founders Passport Fund Class F shares and the S&P/Citigroup Extended Market Index World ex U.S.

† Source: Citigroup Global Markets Inc.
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Passport Fund on 12/31/97 to a $10,000 investment made in the S&P/ Citigroup Extended Market Index World ex U.S. SM (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class A, Class B, Class C, Class I and Class T shares will vary from the performance of Class F shares shown above due to differences in charges and expenses.
The fund's performance shown in the line graph takes into account all applicable Class F fees and expenses (after any expense reimbursements and fee waivers). The Index represents, on a country-by-country basis, the small capitalization component of the Citigroup Broad Market Index SM, which is a comprehensive, float-weighted index of companies in certain foreign countries with market capitalizations of at least $100 million. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 12/31/07*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (5.75%)	12/31/99	(6.84)%	24.57%	–	2.44%
without sales charge	12/31/99	(1.15)%	26.07%	–	3.20%
Class B shares					
with applicable redemption charge †	12/31/99	(6.02)%	24.71%	–	2.58%††
without redemption	12/31/99	(2.11)%	24.88%	–	2.58%††
Class C shares					
with applicable redemption charge †††	12/31/99	(2.80)%	25.09%	–	2.38%
without redemption	12/31/99	(1.82)%	25.09%	–	2.38%
Class F shares	11/16/93	(0.94)%	26.14%	10.52%	N/A
Class I shares	12/31/99	(0.98)%	26.36%	–	2.91%
Class T shares					
with applicable sales charge (4.5%)	12/31/99	(5.79)%	24.41%	–	1.92%
without sales charge	12/31/99	(1.37)%	25.56%	–	2.51%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares, but does reflect fee waivers.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *Assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

††† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial advisor.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Founders Passport Fund from July 1, 2007 to December 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses. To estimate the expenses you paid on your account over this period, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the results by the number in the Expenses paid per $1,000 line for the class of shares you own.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2007

	Class A	Class B	Class C	Class F	Class I	Class T
Expenses paid per $1,000†	$ 9.09	$ 13.66	$ 12.28	$ 7.71	$ 8.76	$ 10.43
Ending value (after expenses)	$899.00	$894.70	$896.00	$900.30	$899.30	$897.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2007

	Class A	Class B	Class C	Class F	Class I	Class T
Expenses paid per $1,000†	$ 9.65	$ 14.50	$ 13.03	$ 8.19	$ 9.30	$ 11.07
Ending value (after expenses)	$1,015.63	$1,010.79	$1,012.25	$1,017.09	$1,015.98	$1,014.22

† *Expenses are equal to the fund's annualized expense ratio of 1.90% for Class A shares, 2.86% for Class B shares, 2.57% for Class C shares, 1.61% for Class F shares, 1.83% for Class I shares and 2.18% for Class T shares; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Common Stocks—96.0%	Shares	Value ($)
Australia—4.5%		
Babcock & Brown	23,790	566,970
Challenger Financial Services Group	137,090	600,486
Incitec Pivot	12,180	1,251,989
Just Group	98,940	403,851
Oxiana	88,485	270,299
Seven Network	25,820	290,790
Sims Group	30,480	718,382
		4,102,767
Belgium—1.4%		
EVS Broadcast Equipment	2,400	279,282
Mobistar	3,590	326,702
Omega Pharma	4,010	279,628
Tessenderlo Chemie	7,940	385,369
		1,270,981
Canada—6.2%		
Astral Media	12,400	586,132
Axcan Pharma	13,700 a	315,043
Canaccord Capital	19,910	308,729
Canadian Western Bank	12,700	403,512
Crescent Point Energy Trust	15,600	392,253
Emera	13,000	288,406
Gildan Activewear	13,000 a	539,394
Industrial Alliance Insurance and Financial Services	6,700	289,131
Major Drilling Group International	7,100 a	450,451
Northbridge Financial	8,300	310,314
Oilexco	25,000 a	333,941
Sherritt International	53,700	723,293
Westjet Airlines	27,300 a	623,913
		5,564,512
Denmark—.9%		
D/S Norden	2,900	320,756
Sydbank	11,500	494,465
		815,221

Common Stocks (continued)	Shares	Value ($)
Finland—1.5%		
Konecranes	14,970	516,041
Nokian Renkaat	12,810	450,383
Wartsila, Cl. B	5,380	409,690
		1,376,114
France—8.5%		
Air France-KLM	9,590	337,173
Alstom	2,175	467,407
Arkema	4,700 a	308,780
CNP Assurances	5,450	709,016
Compagnie Generale de Geophysique-Veritas	1,610 a	458,965
Eramet	1,670	854,482
GFI Informatique	33,230	291,474
Haulotte Group	12,960	388,019
Ipsen	8,070	486,649
Ipsos	9,000	256,564
Lagardere	3,520	263,933
Neuf Cegetel	8,300	419,829
Nexans	3,630	453,723
Rallye	5,330	377,909
Scor	11,350	290,371
SEB	1,990	360,739
Teleperformance	13,830	538,409
Wendel	2,780	402,101
		7,665,543
Germany—7.3%		
Aareal Bank	12,720	582,036
Continental	5,430	706,414
Deutsche Boerse	3,390	672,757
Hannover Rueckversicherung	6,650	306,718
Hypo Real Estate Holding	12,240	645,962
KUKA	6,450 a	245,255
Lanxess	8,880	436,185
MAN	3,760	625,531
MTU Aero Engines Holding	8,210	480,089
Salzgitter	3,530	526,631

Common Stocks (continued)	Shares	Value ($)
Germany (continued)		
Stada Arzneimittel	7,000	430,311
Vivacon	18,530	350,803
Wincor Nixdorf	6,330	601,500
		6,610,192
Greece−.6%		
Folli-Follie	10,760	401,117
Metka	4,270	96,257
		497,374
Hong Kong−3.1%		
Kowloon Development	193,000	500,019
Neo-China Group Holdings	499,500	440,119
Pacific Basin Shipping	182,000	293,650
Vtech Holdings	59,000	423,758
Wing Hang Bank	43,000	643,602
Wing Lung Bank	42,200	516,885
		2,818,033
Ireland−2.5%		
DCC	23,830	674,795
Greencore Group	56,220	368,203
IAWS Group	19,940	441,628
Kerry Group, Cl. A	23,220	744,762
		2,229,388
Italy−3.7%		
Azimut Holding	52,500	680,388
Banca Popolare di Milano	18,940	258,056
Credito Emiliano	33,500	462,312
Fondiaria-SAI	9,140	376,803
Marr	27,000	276,221
Milano Assicurazioni	52,470	410,147
Prysmian	18,120 a	447,411
Recordati	45,630	407,511
		3,318,849
Japan−13.3%		
Ardepro	2,404	527,072
Atrium	10,500	217,614

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Chugoku Marine Paints	44,000	401,397
DON Quijote	25,200	496,329
Foster Electric	9,500	265,354
Hisamitsu Pharmaceutical	17,000	517,457
Hitachi Construction Machinery	14,400	431,871
Hitachi Kokusai Electric	36,000	441,218
Hogy Medical	7,000	295,166
Joint	13,900	270,036
K's Holdings	15,300	399,964
Kenedix	398	644,924
Kintetsu World Express	9,800	342,167
Koito Manufacturing	29,000	396,186
Kuroda Electric	26,100	371,756
Mitsumi Electric	7,200	244,942
Nihon Dempa Kogyo	5,600	274,736
Nihon Kohden	10,900	260,546
Nippon Sheet Glass	47,000	240,260
Nippon Synthetic Chemical Industry	68,000	353,089
Nissan Chemical Industries	35,000	457,789
Nissin Kogyo	26,400	619,230
NSD	30,900	409,695
O-M	29,000	250,018
Star Micronics	13,900	305,501
Takeuchi Manufacturing	6,100	245,201
Toho Pharmaceutical	24,900	485,962
Tokai Rika	23,100	723,814
Toyo Engineering	59,000	293,151
Urban	19,200	256,974
Yamaguchi Financial Group	52,000	605,658
		12,045,077
Luxembourg—1.2%		
Millicom International Cellular	4,200 [a]	495,348
Oriflame Cosmetics	8,800	562,479
		1,057,827
Netherlands—3.7%		
AerCap Holdings	12,800 [a]	267,136
ASM International	12,500	306,086

Common Stocks (continued)	Shares	Value ($)
Netherlands (continued)		
Core Laboratories	3,000 ᵃ	374,160
Fugro	9,190	709,362
Imtech	12,500	309,558
Koninklijke BAM Groep	10,500	247,135
Koninklijke Ten Cate NV	8,040	250,001
Nutreco Holdings	7,160	414,083
TomTom	6,370 ᵃ	479,585
		3,357,106
Norway−.3%		
Tandberg	12,400	**259,290**
Singapore−1.2%		
Allgreen Properties	374,000	387,255
Singapore Petroleum	72,000	378,763
Wing Tai Holdings	179,800	337,359
		1,103,377
South Korea−5.4%		
CJ Internet	14,930	256,891
Daegu Bank	12,990	215,875
Daelim Industrial	2,820	539,468
Forhuman	9,445 ᵃ	300,806
Hite Brewery	3,470	528,455
Honam Petrochemical	3,360	378,839
Hyundai Mipo Dockyard	2,460	758,480
Jusung Engineering	23,960 ᵃ	460,917
Korea Zinc	2,720	379,352
LG Telecom	27,920 ᵃ	293,612
Osstem Implant	7,623 ᵃ	259,884
Pusan Bank	32,480	544,978
		4,917,557
Spain−5.0%		
Bolsas y Mercados Espanoles	8,160	555,897
Espanola de Tubos Por Extrusion	39,510	385,835
Fomento de Construcciones y Contratas	7,890	592,869
Gestevision Telecinco	17,400	445,404
Laboratorios Almirall	11,950 ᵃ	262,920
Obrascon Huarte Lain	6,500	218,840
Red Electrica de Espana	5,200	328,706

Common Stocks (continued)	Shares	Value ($)
Spain (continued)		
Sol Melia	20,170	307,250
Union Fenosa	16,910	1,141,853
Viscofan	13,200	279,422
		4,518,996
Sweden−1.5%		
Getinge, Cl. B	11,400	306,110
NCC, Cl. B	20,900	449,608
Peab	35,200	363,636
Trelleborg, Cl. B	9,600	201,319
		1,320,673
Switzerland−5.6%		
Actelion	6,190 [a]	284,645
Galenica	1,175	513,848
Holcim	8,750	937,693
Julius Baer Holding	8,360	691,312
Rieter Holdings	1,013	447,478
Sika Finanz AG	317	598,208
Swatch Group	2,620	789,889
Syngenta	2,170	553,092
Vontobel Holding	5,200	251,524
		5,067,689
United Kingdom−18.6%		
Amlin	59,600	353,512
Antofagasta	20,500	292,560
Axon Group	25,900	271,677
British Airways	50,780 [a]	313,073
Burren Energy	11,560	280,021
Cable & Wireless	120,060	446,317
Cattles	50,660	296,452
Charter	16,680 [a]	263,442
Cookson Group	39,710	550,902
Croda International	29,000	335,364
Dairy Crest Group	40,400	468,804
Dana Petroleum	25,350 [a]	702,359
De La Rue	21,532	416,575

Common Stocks (continued)	Shares	Value ($)
United Kingdom (continued)		
DS Smith	80,650	333,210
Enterprise Inns	32,260	312,705
Firstgroup	26,800	430,718
Galliford Try	101,800	208,702
GKN	91,890	515,774
Greene King	28,280	450,310
Inchcape	63,420	477,786
Informa	52,680	484,166
International Power	71,790	648,012
Interserve	33,900	323,204
Kesa Electricals	79,140	367,811
Kier Group	9,345	271,007
McBride	128,680	279,177
Michael Page International	66,670	382,177
Morgan Crucible	57,970	233,481
Morgan Sindall	10,710	221,486
N Brown Group	64,346	303,217
Next	16,510	529,922
Petrofac	63,500	695,149
Qinetiq	123,830	485,550
Regus Group	133,110	217,458
Restaurant Group	106,612	396,816
Rightmove	27,510	254,068
Savills	42,150	234,908
Southern Cross Healthcare	23,960	252,758
Speedy Hire	11,681	194,834
Spirent Communications	308,700 [a]	380,952
Sthree	34,140	151,534
Thomas Cook Group	94,390 [a]	518,346
Vedanta Resources	11,260	458,549
Venture Production	16,820	265,150
Wood Group (John)	74,150	639,059
		16,909,054
Total Common Stocks		
(cost $81,467,274)		**86,825,620**

Preferred Stocks–1.9%	Shares	Value ($)
Germany		
Fresenius	9,770	812,691
Fuchs Petrolub	4,700	416,310
Hugo Boss	8,090	461,245
Total Preferred Stocks (cost $1,259,064)		**1,690,246**

Short-Term Investments–.1%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
4.13%, 3/20/08 (cost $94,423)	95,000 b	**94,353**

Total Investments (cost $82,820,761)	**98.0%**	**88,610,219**
Cash and Receivables (Net)	**2.0%**	**1,782,565**
Net Assets	**100.0%**	**90,392,784**

a *Non-income producing security.*
b *All or partially held by a broker as collateral for open financial futures positions.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
United Kingdom	18.6	Ireland	2.5
Japan	13.3	Finland	1.5
Germany	9.2	Sweden	1.5
France	8.5	Belgium	1.4
Canada	6.2	Singapore	1.2
Switzerland	5.6	Luxembourg	1.2
South Korea	5.4	Denmark	.9
Spain	5.0	Greece	.6
Australia	4.5	Norway	.3
Netherlands	3.7	US Treasury Bills	.1
Italy	3.7		
Hong Kong	3.1		**98.0**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

December 31, 2007

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 12/31/2007 ($)
Financial Futures Long				
MSCI Pan Euro	30	1,083,270	March 2008	7,497
Topix	2	263,205	March 2008	(17,353)
				(9,856)

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	82,820,761	88,610,219
Cash		1,229,141
Cash denominated in foreign currencies	539,754	543,267
Receivable for investment securities sold		252,437
Dividends and interest receivable		220,334
Receivable for shares of Common Stock subscribed		8,755
Unrealized appreciation on forward currency exchange contracts–Note 4		414
Prepaid expenses		34,873
Other assets		145,189
		91,044,629
Liabilities ($):		
Due to Founders Asset Management LLC and affiliates–Note 3(c)		171,789
Payable for investment securities purchased		129,690
Payable for shares of Common Stock redeemed		87,543
Payable for futures variation margin–Note 4		639
Interest payable–Note 2		79
Directors' deferred compensation		145,189
Accrued expenses		116,916
		651,845
Net Assets ($)		**90,392,784**
Composition of Net Assets ($):		
Paid-in capital		169,370,770
Accumulated distributions in excess of investment income–net		(240,574)
Accumulated net realized gain (loss) on investments		(84,536,669)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions [including ($9,856) net unrealized depreciation on financial futures]		5,799,257
Net Assets ($)		**90,392,784**

Net Asset Value Per Share

	Class A	Class B	Class C	Class F	Class I	Class T
Net Assets ($)	22,653,449	1,282,547	5,051,905	60,918,039	152,423	334,421
Shares Outstanding	878,098	53,119	207,940	2,357,709	6,056	13,614
Net Asset Value Per Share ($)	**25.80**	**24.14**	**24.30**	**25.84**	**25.17**	**24.56**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2007

Investment Income ($):

Income:

Cash dividends (net of $201,393 foreign taxes withheld at source):

Unaffiliated issuers	1,897,466
Affiliated issuers	43,226
Interest	12,985
Total Income	**1,953,677**

Expenses:

Investment advisory fee–Note 3(a)	1,078,258
Shareholder servicing costs–Note 3(c)	344,064
Distribution fees–Note 3(b)	190,069
Custodian fees–Note 3(c)	128,227
Accounting fees–Note 3 (c)	107,826
Professional fees	58,808
Registration fees	49,565
Directors' fees and expenses–Note 3(d)	44,128
Prospectus and shareholders' reports	40,291
Interest expense–Note 2	4,625
Loan commitment fees–Note 2	1,877
Miscellaneous	46,215
Total Expenses	**2,093,953**
Less–reduction in accounting fees–Note 3 (c)	(35,768)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(32,573)
Less–reduction in investment advisory fees–Note 3(a)	(74,597)
Net Expenses	**1,951,015**
Investment Income–Net	**2,662**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments and foreign currency transactions	22,329,830
Net realized gain (loss) on financial futures	136,878
Net realized gain (loss) on forward currency exchange contracts	120,110
Net Realized Gain (Loss)	**22,586,818**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions [including ($23,669) net unrealized depreciation on financial futures]	(22,365,031)
Net Realized and Unrealized Gain (Loss) on Investments	**221,787**
Net Increase in Net Assets Resulting from Operations	**224,449**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2007[a]	2006
Operations ($):		
Investment income (loss)−net	2,662	(285,634)
Net realized gain (loss) on investments	22,586,818	12,077,935
Net unrealized appreciation (depreciation) on investments	(22,365,031)	17,524,405
Net Increase (Decrease) in Net Assets Resulting from Operations	**224,449**	**29,316,706**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(110,276)	−
Class F shares	(312,146)	−
Class I shares	(1,150)	−
Total Dividends	**(423,572)**	**−**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	2,359,867	17,497,801
Class B shares	57,708	107,874
Class C shares	136,054	405,353
Class F shares	2,179,451	7,998,811
Class I shares	38,680	56,702
Class T shares	225	48,181
Dividends reinvested:		
Class A shares	88,366	−
Class F shares	300,765	−
Class I shares	1,096	−
Cost of shares redeemed:		
Class A shares	(9,670,277)	(17,033,564)
Class B shares	(1,398,713)	(16,125,589)
Class C shares	(2,247,031)	(2,712,046)
Class F shares	(13,308,058)	(17,851,176)
Class I shares	(85,982)	(222,631)
Class T shares	(280,599)	(28,123)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(21,828,448)**	**(27,858,407)**
Total Increase (Decrease) in Net Assets	**(22,027,571)**	**1,458,299**
Net Assets ($):		
Beginning of Period	112,420,355	110,962,056
End of Period	**90,392,784**	**112,420,355**
Investment (loss)−net	(240,574)	(196,536)

	Year Ended December 31,	
	2007[a]	2006
Capital Share Transactions:		
Class A[b]		
Shares sold	84,664	780,495
Shares issued for dividends reinvested	3,480	–
Shares redeemed	(347,430)	(743,011)
Net Increase (Decrease) in Shares Outstanding	**(259,286)**	**37,484**
Class B[b]		
Shares sold	2,163	5,224
Shares redeemed	(54,150)	(758,437)
Net Increase (Decrease) in Shares Outstanding	**(51,987)**	**(753,213)**
Class C		
Shares sold	5,275	18,427
Shares redeemed	(87,181)	(124,386)
Net Increase (Decrease) in Shares Outstanding	**(81,906)**	**(105,959)**
Class F		
Shares sold	79,141	351,691
Shares issued for dividends reinvested	11,832	–
Shares redeemed	(481,661)	(791,790)
Net Increase (Decrease) in Shares Outstanding	**(390,688)**	**(440,099)**
Class I		
Shares sold	1,393	2,610
Shares issued for dividends reinvested	44	–
Shares redeemed	(3,191)	(10,635)
Net Increase (Decrease) in Shares Outstanding	**(1,754)**	**(8,025)**
Class T		
Shares sold	8	2,217
Shares redeemed	(10,502)	(1,295)
Net Increase (Decrease) in Shares Outstanding	**(10,494)**	**922**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *During the period ended December 31, 2007, 29,942 Class B shares representing $771,552, were automatically converted to 28,062 Class A shares and during the period ended December 31, 2006, 537,890 Class B shares representing $11,394,019 were automatically converted to 510,894 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

			Year Ended December 31,		
Class A Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	26.22	20.10	16.76	14.24	8.14
Investment Operations:					
Investment income (loss)−net	(.01)a	(.01)a	(.14)a	(.11)a	.10
Net realized and unrealized gain (loss) on investments	(.28)	6.13	3.48	2.63	6.00
Total from Investment Operations	(.29)	6.12	3.34	2.52	6.10
Distributions:					
Dividends from investment income−net	(.13)	−	−	−	−
Net asset value, end of period	25.80	26.22	20.10	16.76	14.24
Total Return (%) b	(1.15)	30.45	19.93	17.70	74.94
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.00	1.87	2.29	2.02	2.54
Ratio of net expenses to average net assets	1.87	1.78	2.12	1.92	2.45
Ratio of net investment (loss) to average net assets	(.05)	(.05)	(.82)	(.77)	(.83)
Portfolio Turnover Rate	93	73	729	648	707
Net Assets, end of period ($ x 1,000)	22,653	29,817	22,107	19,726	27,252

a   *Based on average shares outstanding at each month end.*
b   *Exclusive of sales charge.*
See notes to financial statements.

Class B Shares	Year Ended December 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	24.65	19.13	16.09	13.79	7.95
Investment Operations:					
Investment (loss)—net	(.26)a	(.22)a	(.28)a	(.23)a	(.31)
Net realized and unrealized gain (loss) on investments	(.25)	5.74	3.32	2.53	6.15
Total from Investment Operations	(.51)	5.52	3.04	2.30	5.84
Net asset value, end of period	24.14	24.65	19.13	16.09	13.79
Total Return (%) b	(2.11)	28.91	18.89	16.68	73.46
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.98	2.85	3.13	2.89	3.38
Ratio of net expenses to average net assets	2.87	2.77	2.97	2.78	3.29
Ratio of net investment (loss) to average net assets	(1.03)	(1.17)	(1.66)	(1.63)	(1.44)
Portfolio Turnover Rate	93	73	729	648	707
Net Assets, end of period ($ x 1,000)	1,283	2,591	16,421	17,917	18,198

[a]   *Based on average shares outstanding at each month end.*
[b]   *Exclusive of sales charge.*
See notes to financial statements.

Class C Shares	Year Ended December 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	24.73	19.12	16.07	13.76	7.93
Investment Operations:					
Investment (loss)–net	(.19)a	(.19)a	(.27)a	(.22)a	(.01)
Net realized and unrealized gain (loss) on investments	(.24)	5.80	3.32	2.53	5.84
Total from Investment Operations	(.43)	5.61	3.05	2.31	5.83
Net asset value, end of period	24.30	24.73	19.12	16.07	13.76
Total Return (%)b	(1.82)	29.39	18.98	16.79	73.52
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.68	2.68	3.08	2.81	3.34
Ratio of net expenses to average net assets	2.55	2.60	2.92	2.70	3.25
Ratio of net investment (loss) to average net assets	(.73)	(.89)	(1.60)	(1.55)	(1.43)
Portfolio Turnover Rate	93	73	729	648	707
Net Assets, end of period ($ x 1,000)	5,052	7,169	7,568	10,249	10,639

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

Class F Shares	Year Ended December 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	26.21	20.11	16.76	14.24	8.13
Investment Operations:					
Investment income (loss)−net	.03[a]	(.04)[a]	(.13)[a]	(.11)[a]	(.14)
Net realized and unrealized gain (loss) on investments	(.27)	6.14	3.48	2.63	6.25
Total from Investment Operations	(.24)	6.10	3.35	2.52	6.11
Distributions:					
Dividends from investment income−net	(.13)	−	−	−	−
Net asset value, end of period	25.84	26.21	20.11	16.76	14.24
Total Return (%)	(.94)	30.33	19.99	17.70	75.15
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.82	1.93	2.24	2.00	2.40
Ratio of net expenses to average net assets	1.69	1.85	2.08	1.89	2.31
Ratio of net investment income (loss) to average net assets	.12	(.20)	(.76)	(.75)	(.45)
Portfolio Turnover Rate	93	73	729	648	707
Net Assets, end of period ($ x 1,000)	60,918	72,043	64,112	75,677	78,759

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

		Year Ended December 31,			
Class I Shares	2007[a]	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	25.60	19.60	16.31	13.82	7.87
Investment Operations:					
Investment income (loss)−net	.04[b]	.03[b]	(.12)[b]	(.07)[b]	.54
Net realized and unrealized gain (loss) on investments	(.28)	5.97	3.41	2.56	5.41
Total from Investment Operations	(.24)	6.00	3.29	2.49	5.95
Distributions:					
Dividends from investment income−net	(.19)	−	−	−	−
Net asset value, end of period	25.17	25.60	19.60	16.31	13.82
Total Return (%)	(.98)	30.61	20.17	18.02	75.60
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.83	1.68	2.08	1.79	2.17
Ratio of net expenses to average net assets	1.71	1.61	1.89	1.68	2.07
Ratio of net investment income (loss) to average net assets	.13	.09	(.69)	(.51)	(.32)
Portfolio Turnover Rate	93	73	729	648	707
Net Assets, end of period ($ x 1,000)	152	200	310	190	142

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *Based on average shares outstanding at each month end.*
See notes to financial statements.

	Year Ended December 31,				
Class T Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	24.90	19.16	16.05	13.70	7.87
Investment Operations:					
Investment (loss)–net	(.07)a	(.11)a	(.21)a	(.17)a	(.24)
Net realized and unrealized gain (loss) on investments	(.27)	5.85	3.32	2.52	6.07
Total from Investment Operations	(.34)	5.74	3.11	2.35	5.83
Net asset value, end of period	24.56	24.90	19.16	16.05	13.70
Total Return (%)b	(1.37)	29.96	19.38	17.15	74.08
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.21	2.26	2.70	2.47	3.16
Ratio of net expenses to average net assets	2.10	2.18	2.54	2.36	3.07
Ratio of net investment (loss) to average net assets	(.26)	(.54)	(1.24)	(1.21)	(1.06)
Portfolio Turnover Rate	93	73	729	648	707
Net Assets, end of period ($ x 1,000)	334	600	444	510	522

a   *Based on average shares outstanding at each month end.*
b   *Exclusive of sales charge.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Founders Passport Fund (the "fund") is a separate diversified series of Dreyfus Founders Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering six series, including the fund. The fund's investment objective is to seek capital appreciation through investments in foreign small-cap companies. Founders Asset Management LLC ("Founders") serves as the fund's investment adviser. During the first half of the reporting period, Founders was an indirect, wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Founders became an indirect, wholly-owned subsidiary of BNY Mellon.

The Company's Board of Directors approved the redesignation of the fund's Class R shares to Class I shares, effective June 1, 2007. The eligibility requirements for Class I shares remained the same as for Class R shares.

MBSC Securities Corporation (the "Distributor"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus"), an affiliate of Founders, served as the distributor of the fund's shares. The fund is authorized to issue up to 600 million shares of Common Stock, par value $ .01 per share, in the following classes of shares: Class A, Class B, Class C, Class F, Class I and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, although the shares may be purchased at net asset value ("NAV") without a sales charge by certain categories of investors. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class F and Class I shares are sold at NAV per share. Class F shares are sold only to Class F grandfathered investors, and Class I shares are sold only to eligible institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class. Income and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Each class of the fund bears expenses incurred specifically on its behalf and, in addition, each class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the class. The type of expense determines the allocation method.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on NASDAQ, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. New York closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's Board of Directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The fund amortizes premiums and discounts on all debt securities.

Registered open-end investment companies that are not traded on an exchange are valued at their NAV.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's Board of Directors or pursuant to procedures approved by the Board of Directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the fund calculates its NAV, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using calculations based on indexes of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign securities and currency transactions: The fund normally will invest a large portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the fund executes a foreign security transaction, the fund may enter into a foreign currency contract to settle the foreign security transaction. The fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

The accounting records of the fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized appreciation (depreciation) from investments and foreign currency transactions in the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank, Mellon Bank, N.A. ("Mellon Bank"), whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes any earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by Founders or its affiliates are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: No provision has been made for federal income taxes since it is the policy of the fund to comply with the requirements of Subchapter M of the Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The fund is treated as a separate tax entity for federal income tax purposes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended December 31, 2007.

The fund is not subject to examination by U.S. Federal, State and City tax authorities for the tax years before 2004.

At December 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $122,851, accumulated capital losses $84,427,909 and unrealized appreciation $5,607,072. In addition, the fund had $245,714 of capital losses realized after October 31, 2007 which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2007. If not applied, $72,594,825 of the carryover expires in fiscal 2009 and $11,833,084 expires in fiscal 2010.

The tax character of distributions paid to shareholders during the fiscal period ended December 31, 2007 was as follows: ordinary income $423,572.

During the period ended December 31, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for foreign currency transactions and passive foreign investment companies, the fund increased accumulated undistributed investment income-net by $376,872 and decreased accumulated net realized gains (losses) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. The borrowings by each series of the Company are limited to the lesser of (a) $25 million, or (b) the lesser of 25% of the series' total net assets or the maximum amount which the series is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $25 million cap on the total LOC. Each series agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC.

The average daily amount of borrowings outstanding under the LOC during the period ended December 31, 2007, was approximately $79,900 with a related weighted average annualized interest rate of 5.79%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) In accordance with an investment advisory agreement between the Company and Founders, the fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the fund's net assets. The fee is 1% of the first $250 million of net assets, .80% of the next $250 million of net assets, and .70% of net assets in excess of $500 million. For the period from September 14, 2007 through September 13, 2008, Founders has agreed to waive 25% of its investment advisory fee for the fund. This waiver will end on September 14, 2008, and on that date the fund's contractual investment advisory fee will be again in effect. The reduction in investment advisory fee amounted to $74,597 during the period ended December 31, 2007.

During the period ended December 31, 2007, the Distributor retained $283 and $1 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $2,319 and $19,972 from CDSCs on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under a Distribution Plan (the "Class B, C and T Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of their average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended December 31, 2007, Class B, Class C and Class T shares were charged $13,956, $48,557 and $1,378, respectively, pursuant to the Class B, C and T Plan.

The fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Act applicable to its Class F shares (the "Class F Plan"). Under the Class F Plan, the fund is authorized to reimburse the Distributor for expenses paid for distributing or servicing its Class F shares at an annual rate of up to .25% of the value of the average daily net assets of the Fund's Class F shares. During the period ended December 31, 2007, Class F shares were charged $126,178 pursuant to the Class F Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended December 31, 2007, Class A, Class B, Class C and Class T shares were charged $69,425, $4,652, $16,186 and $1,378, respectively, pursuant to the Shareholder Services Plan.

The Company has a shareholder services agreement with the Distributor whereby the fund has agreed to compensate the Distributor for providing certain shareholder servicing functions to holders of Class F shares. The fund paid the Distributor a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the period ended December 31, 2007, Class F shares were charged $51,100 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the fund's Class F shares are paid by the Distributor. The out-of-pocket charges from DTI are paid by the fund. During the period ended December 31, 2007, Class F shares were charged $22,221 for out-of-pocket transfer agent charges.

The fees charged by DTI with respect to the fund's Class A, Class B, Class C, Class I and Class T shares are paid by the fund. These transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the period ended December 31, 2007 were $55,718.

The fund compensates Mellon Bank, an affiliate of Founders, under a custody agreement for providing custodial services for the fund. During the period ended December 31, 2007, the fund was charged $128,227 pursuant to the custody agreement.

The fund also pays Mellon Bank for certain cash management services. These fees are included in the out-of-pocket transfer agency charges above.

The fund has agreed to compensate Dreyfus for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of .10% of the average daily net assets of the fund on the first $500 million, .065% of the average daily net assets of the fund on the next $500 million and .02% of the average daily net assets of the fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Dreyfus has contractually agreed in writing to waive any fees received for these services to the extent they exceed its costs in providing the services and a reasonable allocation of Founders' costs related to the support and oversight of these services. During the period ended December 31, 2007, Dreyfus waived $35,768.

The components of "Due to Founders Asset Management LLC and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $78,222, Rule 12b-1 distribution plan fees $16,986, shareholder services plan fees $54,298, custodian fees $43,170, transfer agency per account fees $ 8,952 and accounting fees $7,822, which are offset against a reduction in investment advisory fee currently in effect in the amount of $37,661.

(d) Annual retainer fees and attendance fees for the Company's Board of Directors are allocated to each series of the Company based on net assets. The Company's Board of Directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Company's series. The amount paid to the director under the plan will be determined based upon the performance of the selected series. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation in the Statement of Assets and Liabilities. Changes in market value are included in the directors' fees and expenses and the net change in unrealized appreciation (depreciation) of investments in the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the fund.

Certain officers of the Company are also officers and/or directors of Founders or its affiliates, which pay their compensation. The affairs of the fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's Board of Directors.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, financial futures and forward currency exchange contracts, during the period ended December 31, 2007, amounted to $98,011,683 and $98,247,193, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized appreciation or depreciation. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at December 31, 2007, are set forth in the Statement of Financial Futures.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at December 31, 2007:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized Appreciation ($)
Sales:				
Euro, expiring 1/2/2008	61,324	90,063	89,649	**414**

At December 31, 2007, the cost of investments for federal income tax purposes was $83,014,746; accordingly, accumulated net unrealized appreciation on investments was $5,595,473, consisting of $12,647,699 gross unrealized appreciation and $7,052,226 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Founders Passport Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Founders Passport Fund (one of the funds comprising Dreyfus Founders Funds, Inc.), as of December 31, 2007, and the related statement of operations, the statement of changes in net assets and financial highlights for the year then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The statement of changes in net assets of Dreyfus Founders Passport Fund for the year ended December 31, 2006 and the financial highlights for each of the indicated periods through December 31, 2006, were audited by other auditors whose report dated February 23, 2007, expressed an unqualified opinion on the statement and financial highlights.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities as of December 31, 2007 by correspondence with the custodian and others. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Founders Passport Fund at December 31, 2007, and the results of its operations, the changes in its net assets and the financial highlights for the year then ended, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

New York, New York
February 21, 2008

In accordance with federal tax law, the fund elects to provide each shareholder with their portion of the fund's foreign taxes paid and the income sourced from foreign countries. Accordingly, the fund hereby makes the following designations regarding its fiscal year ended December 31, 2007:

—the total amount of taxes paid to foreign countries was $192,505.

—the total amount of income sourced from foreign countries was $327,185.

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign source income for the 2007 calendar year with Form 1099-DIV which will be mailed by January 31, 2008.

For the fiscal year ended December 31, 2007, certain dividends paid by the Fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $423,572 represents the maximum amount that may be considered qualified dividend income.

FACTORS CONSIDERED IN RENEWING THE ADVISORY AGREEMENT (Unaudited)

At a meeting of the board of directors of Dreyfus Founders Funds, Inc. (the "Funds" and, in reference to any one of the Funds' portfolios, a "Fund") held on August 15 and 16, 2007, the Funds' directors unanimously approved the continuation of the Investment Advisory Agreement ("management agreement") between each of the Funds and Founders Asset Management LLC, the Funds' investment adviser ("Founders"), for a one-year term ending August 31, 2008. The board of directors of the Funds ("board") is comprised entirely of individuals who have no affiliation with Founders or any affiliates of Founders (the "directors").

Prior to the directors' August 2007 meeting, Founders had provided the directors with extensive materials related to the renewal of the management agreement, including performance and expense information for other investment companies with similar investment objectives to each Fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the directors discussed the proposed continuance of the management agreement with the senior management personnel of Founders. At the conclusion of these discussions, the directors and their independent counsel met in a private session at which no representatives of Founders were present, to continue their discussion of continuance of the agreement. In determining to continue the management agreement, the directors considered all factors which they believed to be relevant, including the following:

Nature, Extent and Quality of Services Provided and to be Provided by Founders

The directors recognized that they have had the opportunity to evaluate the investment and non-investment related services which Founders and its affiliates provide to the Funds primarily through their quarterly review of all of the operations of the Funds during Fund committee and Fund board meetings held throughout the past twelve months. At each such meeting, extensive discussions of Fund operations are held with senior management personnel of Founders and a large volume of doc-

umentation with respect to these operations is provided to and reviewed by the directors. Such discussions and documentation afford the directors the continual opportunity to evaluate the nature, extent, and quality of the services provided by Founders and its affiliates to the Funds.

The directors were satisfied that Founders is managing the investment of the assets of the Funds in accordance with each Fund's respective investment objective, policies and restrictions, subject to the directors' overall supervision.

The directors considered that Founders also provides many non-investment related services to the Funds in fulfilling its responsibilities under the management agreement.

Following their discussion and review, the directors reached the following conclusions:

- That the breadth and quality of investment advisory and other services being provided to the Funds are satisfactory, as evidenced in part by the performance records of the Funds, to which the directors gave significant attention as indicated below; and
- That the directors are satisfied not only with the research, long-term portfolio management, and trading services being provided to the Funds, but also recognize that Founders or its affiliates have provided the highest quality accounting, compliance and regulatory, administrative, underwriting, custody, shareholder, transfer agent and cash management services to the Funds, while charging fair, reasonable and competitive fees.

Investment Performance

On a quarterly basis, the directors hold meetings with representatives of the portfolio management team for each Fund (usually a portfolio manager), during which each representative reviews, among other items, performance information, attribution analyses, and the portfolio manager's investment outlook. The directors also receive written monthly and quarterly performance information for each Fund. These written quarterly reports include comparisons of each Fund's perfor-

mance with its respective Lipper category and one or more benchmark indexes, as well as a comparable exchange-traded fund, for the most recent quarter and one-, three- and five-year periods, as well as for the portfolio manager's tenure.

In conjunction with their consideration of renewal of the management agreement, the directors received a more detailed performance report about each Fund from Lipper. These reports compared each Fund's performance to both a relatively small group of similar funds selected by Lipper (the "Lipper performance group"), as well as to all funds in the applicable Lipper category (the "Lipper performance universe").

The performance of Passport Fund's Class F shares placed in the first (highest) quintile of its Lipper performance group and in the second quintile of the Lipper international small/mid-cap growth fund performance universe for the one-year period ended December 31, 2006, and in the fourth quintile of its Lipper performance group and in the fifth (lowest) quintile of its Lipper performance universe for the three-year period ended December 31, 2006. The performance of the Fund's Class F shares placed in the lowest two quintiles of its Lipper performance universe for the one- and three-year periods ended June 30, 2007, and in the third quintile of its Lipper performance universe for the five-year period ended June 30, 2007. The Fund's Class F shares underperformed its benchmark index for the one- and five-year periods ended June 30, 2007, but outperformed its benchmark index for the three-year period ended June 30, 2007. The directors noted that Passport Fund's 2006 performance had improved relative to both its Lipper performance group and universe from its 2005 results, which had placed it in the third and fourth quintiles, respectively. The directors deemed these relative performance results to be satisfactory, although the directors noted that the Fund's relative performance to date in 2007 had deteriorated. The directors stressed the importance to Founders of the need to continue to seek to improve the Fund's longer-term performance record.

After consideration of all relevant information and data, the directors concluded that although past performance cannot be a guaranty of future performance, each Fund and its shareholders would continue to benefit from Founders' investment management of the Fund. The directors further determined:

- That although certain of the Funds have experienced performance difficulties, Founders has focused its efforts upon improving the performance records of the Funds and will continue to seek improvement; and

- That the materials provided by Lipper demonstrated that most of the Funds maintained satisfactory performance quintile rankings in their respective comparison groups and comparison universes, with five of seven Funds placing in the top two quintiles of their respective Lipper performance universes for the one-year period ended December 31, 2006, and four placing in the top two quintiles for the three years ended December 31, 2006.

Costs of the Services to be Provided and Profits to be Realized by Founders and Its Affiliates from Founders' Relationship With the Funds

The directors recognized that on a quarterly basis, they receive information with respect to each Fund's expenses. The directors carefully review and discuss the expense ratios for all classes of shares of each Fund at each of their quarterly meetings throughout the year.

In conjunction with their annual consideration of renewal of the Funds' management agreement and other service arrangements, the directors received detailed information from Lipper which compared each Fund's management fees and other expenses with those of a group of similar funds selected by Lipper (the "Lipper expense group"), as well as summary information comparing each Fund's management fees and expenses with those of the funds in its Lipper performance universe with load structures similar to that of the Funds (the "Lipper expense universe").

The directors noted that for the period ended December 31, 2006, Passport Fund's management fees ranked in the third quintile of its Lipper expense group, with the Fund's fees the seventh lowest of 15 "peer funds." The Fund's contractual management fees at a common asset level were determined by Lipper to be lower than 10 of the 15 funds in its group. The Fund's management fees were in the third quintile of its Lipper expense universe.

The directors also considered information provided by Lipper with respect to the profitability of the investment management activities conducted by a number of publicly-held corporations. Lipper also prepared an analysis providing detailed information with respect to the types of services rendered to various mutual fund complexes under their respective investment advisory contracts, including the services provided by Founders to the Funds under the management agreement.

The directors had been provided with extensive materials with respect to the profitability derived by Founders from providing investment advisory and other services to the Funds as a group and to each Fund individually.

The directors further considered certain indirect benefits received by Founders and its affiliates as a result of Founders' provision of investment advisory services to the Funds. These included the following:

- Since Founders manages a non-Fund account in a style that is similar to that used for one of the Funds (and for portions of certain other Funds), and employees of Founders manage other non-Fund accounts in a similar style in their capacities as employees of the affiliates, Founders and its affiliates realize efficiencies in performing the portfolio management, trading and operational functions related to those non-Fund accounts;

- The Funds' brokerage transactions may be executed with brokers that provide research and brokerage services to Founders and its affiliates. These research and brokerage services may be useful to Founders and its affiliates in providing investment advisory services to any of the clients they advise, including the Funds; and

- Affiliates of Founders receive various fees for providing accounting, underwriting, shareholder, transfer agency, custody and cash management services to the Funds.

After deliberation and discussion of Fund fees and expenses, the directors determined:

- That upon review of the advisory fee structures of the Funds in comparison with the competitive expense groups and expense universes selected by Lipper, the levels of investment advisory fees paid by the Funds were deemed to be competitive;
- That the expense ratios of the Funds are competitive and that Founders continually reviews each Fund's total expense ratio and has initiated voluntarily expense caps and fee waivers for certain Funds to reduce their expense ratios;
- That five of the seven Funds' expense ratios decreased or remained the same for all or most of their share classes in 2006 as compared to those experienced in 2005, in some instances as a result of increases in Fund assets; and
- That the comparative fee and expense information included in the materials provided by Lipper supports the determination that the advisory and other fees payable by the Funds to Founders and its affiliates are essentially fees which would be similar to those that would have resulted solely from "arm's-length" bargaining.

With respect to profitability to Founders, the directors reviewed the adviser profitability analysis provided by Lipper, which demonstrated that Founders' 2006 profitability from providing management services to the Funds was reasonable in comparison to the entities included in the Lipper analysis.

The directors were also advised by independent counsel of the profitability percentage ranges which court cases have found acceptable and determined that Founders' profitability percentage for providing management and other services to the Funds was reasonable.

The directors concluded that Founders' profits from providing management services to the Funds were reasonable in relationship to the overall services which Founders provides.

Economies of Scale

The directors reviewed information provided by Founders which summarized the extent, if any, that both Founders and the Funds would achieve certain economies of scale if the assets of the Funds were to increase.

After review and discussion, the directors considered the extent to which economies of scale and common management are shared with each Fund, including the economies that would be realized from the growth of each Fund's assets. After such consideration, the directors determined that all of the Funds have structured breakpoints in their advisory fees, which result in fee reductions as the assets of each Fund reach defined levels, and that such fee reductions, when implemented, would benefit all of the applicable Fund's shareholders through decreases in the Fund's expense ratio.

Dedication to Regulatory Requirements and Restrictions

An important factor in the directors' consideration of renewal of the Funds' management agreement with Founders included the directors' recognition of the dedication by Founders of stringent adherence to regulatory requirements and restrictions. The directors determined that Founders is dedicated to compliance with all applicable rules and regulations and that the systems of controls which are in place to ensure that the service providers to the Funds, including Founders, and the Funds themselves, maintain strict adherence to the law are excellent.

Overall Conclusions

The directors determined that they are generally satisfied with the performance of the Funds and with the quality of the advisory and other services being provided by Founders and its affiliates to the Funds. The directors recognized that efforts are being and will continue to be made to improve the Funds' performance and to maintain Fund expense ratios at reasonable and competitive levels.

The directors concluded that continuation of the current management agreement between each Fund and Founders, which would enable each Fund to continue to receive investment advisory services from Founders, is in the best interests of each Fund and its shareholders, the services to be performed under the management agreement are services required for the operations of the Funds, Founders has provided satisfactory investment management services to the Funds in the past, and the fees for the management services which Founders will perform will be within the range of what would have been negotiated at arm's length in light of the circumstances.

The Board of Directors of the Company oversees all six Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 74. Year elected to the Board: 1970

Board Chairman. Founding Chairman, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank, Houston. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation. Chairman-elect, University of Texas Health Science Center.

Alan S. Danson, 68. Year elected to the Board: 1991

Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.

Robert P. Mastrovita, 63. Year elected to the Board: 1998

Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy. Director, King Caesar Foundation.

Trygve E. Myhren, 71. Year elected to the Board: 1996

President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, AdPay, Inc. Trustee, Executive Committee and Chairman of Faculty Education Affairs Committee, the University of Denver. Trustee, Denver Art

Museum. Member, Colorado FORUM and Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Time Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987). Chief of Mission, 2006 Paralympic Games, Torino/Sestrierre, Italy.

George W. Phillips, 69. Year elected to the Board: 1998

Retired. Vice Chairman of the Board and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Martha A. Solis-Turner, 47. Year elected to the Board: 2005

Formerly, Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc. Board member and Treasurer, Mile High Montessori Early Learning Centers (2002 to present), and formerly, Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center, both of which are non-profit organizations.

Principal Officers

J. David Officer, 59. President and Principal Executive Officer of the Funds since 2007. Chief Operating Officer, Vice Chairman and a Director of Dreyfus, and an officer of 78 investment companies (comprised of 163 portfolios) managed by Dreyfus. He has been an employee of Dreyfus since 1998.

Denise B. Kneeland, 56. Vice President of the Funds since 2008. Assistant Vice President (since 1996) and Secretary (since 2007) of the Mellon Institutional Funds Investment Trust. First Vice President and Manager, Mutual Funds Operations, BNY Mellon Asset Management (since 2006). Formerly, Vice President and Manager, Mutual Funds Operations, Standish Mellon Asset Management Company, LLC (1996 to 2001).

Kenneth R. Christoffersen, 52. Vice President of the Funds since 2008, and Secretary since 2000 (and from 1996 to 1998). Founders' Senior Vice President - Legal, General Counsel and Secretary. Assistant Secretary of the Distributor since 2003. Employed by Founders and its predecessor company since 1996.

Steven M. Anderson, 42. Treasurer and Principal Financial and Accounting Officer of the Funds since 2007. Vice President (since 1999), Treasurer (since 2002) and Chief Financial Officer of Mellon Institutional Funds Investment Trust. Vice President and Mutual Funds Controller, BNY Mellon Asset Management (since 2003). Formerly, Assistant Vice President and Mutual Funds Controller, Standish Mellon Asset Management Company, LLC (2000 to 2003).

Janelle E. Belcher, 49. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President - Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

David T. Buhler, 36. Assistant Secretary since 2007. Founders' Associate General Counsel and Assistant Secretary since 2006. Formerly, Counsel for Great-West Life & Annuity Insurance Company (1997-2006), and Chief Compliance Officer for Greenwood Investments, LLC (2002 - 2006).

Robert S. Robol, 43. Assistant Treasurer since 2006. Senior Accounting Manager - Taxable Fixed Income Funds of Dreyfus, and an officer of 79 investment companies (comprised of 180 portfolios) managed by Dreyfus. Employed by Dreyfus since 1988.

Robert Salviolo, 40. Assistant Treasurer since 2007. Senior Accounting Manager - Foreign Equity Funds of Dreyfus, and an officer of 79 investment companies (comprised of 180 portfolios) managed by Dreyfus. Employed by Dreyfus since 1989.

Robert Svagna, 40. Assistant Treasurer since 2006. Senior Accounting Manager - Equity Funds of Dreyfus, and an officer of 79 investment companies (comprised of 180 portfolios) managed by Dreyfus. Employed by Dreyfus since 1990.

William G. Germenis, 37. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class I, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of the Distributor and AMLCO of 75 investment companies (comprised of 176 portfolios) managed by Dreyfus. Employed by the Distributor since 1998.

The directors and officers may be contacted at Founders' address appearing on the back cover, except for Messrs. Officer, Robol, Salviolo, Svagna and Germenis, who can be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166, and Mr. Anderson and Ms. Kneeland, who can be contacted at BNY Mellon Asset Management, One Boston Place, Boston, Massachusetts 02108. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling 1-800-525-2440 (Class F shareholders) or 1-800-554-4611 (all other shareholders).

For More Information

**Dreyfus Founders
Passport Fund**

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

For Class F shareholders

Ticker Symbol: FPSSX

Telephone Call your financial representative or 1-800-525-2440

Mail Dreyfus Founders Funds, Inc.
     P.O. Box 55360, Boston, MA 02205-8252

For Class A, B, C, I and T shareholders

Ticker Symbols: Class A: FPSAX   Class B: FPSBX   Class C: FPSCX
                        Class I: FPSRX   Class T: FPSTX

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
     144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2008 MBSC Securities Corporation

0281AR1207

Dreyfus Founders Worldwide Growth Fund

ANNUAL REPORT December 31, 2007



Dreyfus
A BNY Mellon Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund.

Contents



A LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Founders Worldwide Growth Fund, covering the 12-month period from January 1, 2007, through December 31, 2007.

Looking back, 2007 was a year of significant change for the financial markets worldwide. Turmoil in the U.S. sub-prime mortgage market, declining U.S. housing values and soaring energy prices caused significant challenges for international investors throughout the world. As a result, a number of asset classes lost value amid heightened volatility over the summer and fall. International equities generally proved to be a notable exception. As they have for several years, most major international equities indices outperformed their U.S. counterparts as global economic growth remained robust even as the U.S. economy entered a downturn.

The turbulence of 2007 reinforced a central principle of successful investing: diversification. Investors with broad exposure to the world's stock and bond markets were better protected from the full impact of market volatility in areas that, earlier in the year, were among the bright spots at the time. As we look ahead, we believe that now is the perfect time to meet with your financial advisor, who can help you plan and diversify your investment portfolio in a way that manages the potential opportunities and risks that may continue to arise in 2008.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chairman, President and Chief Executive Officer
Founders Asset Management LLC
January 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2007, through December 31, 2007, as provided by William S. Patzer, CFA, and John B. Jares, CFA, Portfolio Managers

Fund and Market Performance Overview

Strong economic growth and robust mergers-and-acquisitions (M&A) activity bolstered the global stock markets' performance over the first six months of 2007. However, these gains were offset to a degree in the second half of the year, as economic concerns and credit issues weighed on investor sentiment. The fund outperformed its primary benchmark on the strength of successful sector allocations and stock selections. However, the fund fell short of its growth-oriented secondary benchmark, as investors increasingly favored large growth stocks over value-oriented shares during the downturn.

For the 12-month period ended December 31, 2007, Dreyfus Founders Worldwide Growth Fund achieved total returns of 11.41% for Class A shares, 10.49% for Class B shares, 10.63% for Class C shares, 11.62% for Class F shares, 11.75% for Class I shares and 11.21% for Class T shares.[1] In comparison, the fund's benchmarks, the Morgan Stanley Capital International (MSCI) World Index (the "Primary Index") produced a 9.04% total return,[2] and the MSCI World Growth Index (the "Secondary Index") produced a 14.76% total return for the same period.[3]

The Fund's Investment Approach

The fund seeks long-term growth of capital by investing in the stocks of growth companies in markets throughout the world. The fund may purchase securities in any foreign country, as well as in the United States, emphasizing common stocks of both emerging and established growth companies that generally have strong performance records and market positions. We use a "growth style" of investing, searching for companies whose fundamental strengths suggest the potential to provide superior earnings growth over time. Our "bottom-up" approach emphasizes individual stock selection. We go beyond Wall Street analysis and perform intensive qualitative and quantitative in-house research to determine whether companies meet our investment criteria.

Global Markets Were Hurt by Economic and Credit Concerns

Vigorous construction activity in the emerging markets produced steady global demand for basic materials and construction services throughout 2007. Corporate restructuring and M&A activity put upward pressure on stock prices in the developed markets of Europe. In the United States, a number of large companies benefited from greater pricing power, and a weak U.S. dollar spurred overseas demand for U.S. exports. However, as the year progressed, a credit crisis originating in the U.S. sub-prime mortgage market, slowing U.S. economic growth, rising energy costs and higher inventory levels convinced investors to reassess their attitudes toward risk, resulting in a reversal of earlier market advances over the second half of the year.

The fund received positive contributions to performance from several markets. Solid selections of U.S. stocks and overweighted exposure to Denmark and Norway aided the fund's relative performance. A slightly underweighted position in weak-performing Japan also proved to be advantageous.

From a market sector standpoint, the information technology, health care and consumer discretionary areas ranked as positive relative contributors. Computer and consumer electronics maker Apple benefited from the popularity of its new products, while online media giant Google gained market share. Growing popularity for Nintendo's Wii gaming system aided the Japanese technology company. Danish pharmaceutical developer Novo Nordisk benefited from low patent risk and the popularity of its diabetes drugs. Specialty retailer Gap, Inc. gained ground due to solid execution by a new management team.

Other top performers in 2007 included Australia's BHP Billiton and British diversified-mining group Xstrata, both of which gained value amid robust demand for industrial commodities. Nokia benefited from an increase in contracts for the Finnish mobile-phone company's handsets.

Relative to the Primary Index, the fund's underweighted exposure to financial companies bolstered its relative performance. However, the fund was not able to sustain outperformance in this economic segment against the Secondary Index, which holds a smaller percentage of financial firms. Laggards in this sector included integrated financial services firms Orix Corp. and Sumitomo Trust & Banking Co. in Japan and U.S.-based Citigroup, which were hurt by the credit crisis.

From a country standpoint, a number of U.K. stocks fell due to a lackluster employment market and the spread of the credit crisis. In the Netherlands, a lack of investment in ABN Amro Bank, an acquisition target, hindered the fund's return relative to the benchmark. Dutch bank ING Groep also lost value due to mortgage defaults and delinquencies.

Underweighted allocations to the energy and industrials sectors prevented the fund from participating more fully in their gains. Finally, U.S. retail giant The Home Depot suffered from lackluster consumer spending and the housing downturn, while coffee chain Starbucks was pressured by higher milk prices.

Finding Opportunities One Company at a Time

We have continued to monitor economic developments, including the possibility of a U.S. recession and the ongoing credit crisis. However, we have remained cautiously optimistic as short-term interest rates in many overseas markets are low and customer demand has been robust in many industries. Consequently, we have not greatly altered the fund's allocations to various economic sectors, instead focusing on our stock selection strategy to add value.

January 15, 2008

Investing in foreign companies involves special risks, including changes in currency rates, political, economic and social instability, a lack of comprehensive company information, differing auditing and legal standards and less market liquidity. An investment in this fund should be considered only as a supplement to an overall investment program.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect Founders' waiver of 12.5% of its management fee for the period of September 14, 2007 through December 31, 2007. This waiver will continue through September 13, 2008, at which time it will end. Had this waiver not been in effect, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER, INC. –The Morgan Stanley Capital International (MSCI) World Index measures global developed market equity performance. The total return figure cited for this index assumes change in security prices and reinvestment of dividends, but does not reflect the costs of managing a mutual fund.*

[3] *SOURCE: LIPPER, INC. – The Morgan Stanley Capital International (MSCI) World Growth Index measures global developed market equity performance of growth securities. The total return figure cited for this index assumes change in security prices and reinvestment of dividends, but does not reflect the costs of managing a mutual fund.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Founders Worldwide Growth Fund Class F shares with the Morgan Stanley Capital International World Index and the Morgan Stanley Capital International World Growth Index

†   Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Worldwide Growth Fund on 12/31/97 to a $10,000 investment made in each of the Morgan Stanley Capital International World Index (the "MSCI World Index") and the Morgan Stanley Capital International World Growth Index (the "MSCI World Growth Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class A, Class B, Class C, Class I and Class T shares will vary from the performance of Class F shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph takes into account all applicable Class F fees and expenses (after any expense reimbursements and fee waivers). The MSCI World Index is an unmanaged index of global stock market performance, including the United States, Canada, Australia, New Zealand and the Far East. The MSCI World Growth Index measures global developed market equity performance of growth securities. Unlike a mutual fund, the indices are not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 12/31/07*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (5.75%)	**12/31/99**	**5.01%**	**16.38%**	**–**	**(1.58)%**
without sales charge	**12/31/99**	**11.41%**	**17.77%**	**–**	**(0.85)%**
Class B shares					
with applicable redemption charge †	**12/31/99**	**6.49%**	**16.64%**	**–**	**(1.38)%††**
without redemption	**12/31/99**	**10.49%**	**16.85%**	**–**	**(1.38)%††**
Class C shares					
with applicable redemption charge †††	**12/31/99**	**9.63%**	**16.90%**	**–**	**(1.82)%**
without redemption	**12/31/99**	**10.63%**	**16.90%**	**–**	**(1.82)%**
Class F shares	**12/29/89**	**11.62%**	**17.84%**	**4.36%**	**N/A**
Class I shares	**12/31/99**	**11.75%**	**18.35%**	**–**	**(0.36)%**
Class T shares					
with applicable sales charge (4.5%)	**12/31/99**	**6.23%**	**16.28%**	**–**	**(2.27)%**
without sales charge	**12/31/99**	**11.21%**	**17.35%**	**–**	**(1.71)%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares, but does reflect fee waivers.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *Assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

††† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial advisor.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Founders Worldwide Growth Fund from July 1, 2007 to December 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses. To estimate the expenses you paid on your account over this period, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the results by the number in the Expenses paid per $1,000 line for the class of shares you own.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2007

	Class A	Class B	Class C	Class F	Class I	Class T
Expenses paid per $1,000†	$ 9.72	$ 14.55	$ 13.79	$ 8.85	$ 8.65	$ 10.69
Ending value (after expenses)	$1,029.50	$1,024.90	$1,026.00	$1,030.50	$1,031.00	$1,028.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2007

	Class A	Class B	Class C	Class F	Class I	Class T
Expenses paid per $1,000†	$ 9.65	$ 14.44	$ 13.69	$ 8.79	$ 8.59	$ 10.61
Ending value (after expenses)	$1,015.63	$1,010.84	$1,011.59	$1,016.48	$1,016.69	$1,014.67

† *Expenses are equal to the fund's annualized expense ratio of 1.90% for Class A shares, 2.85% for Class B shares, 2.70% for Class C shares, 1.73% for Class F shares, 1.69% for Class I shares and 2.09% for Class T shares; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Common Stocks—97.0%	Shares	Value ($)
Australia—2.4%		
BHP Billiton	28,169	992,533
Coca-Cola Amatil	35,149	292,494
Commonwealth Bank of Australia	3,100	160,822
		1,445,849
Austria—.3%		
OMV	2,100	**170,139**
Belgium—.9%		
Delhaize Group	2,260	198,895
InBev	4,476	372,978
		571,873
Canada—2.8%		
Barrick Gold	6,100	258,293
Bombardier, Cl. B	33,900 [a]	204,767
Cognos	4,340 [a]	249,854
EnCana	4,000	273,639
First Quantum Minerals	1,900	163,812
Research In Motion	1,800 [a]	205,339
Rogers Communication, Cl. B	3,864	176,185
TransCanada	4,300	176,672
		1,708,561
Denmark—.7%		
Carlsberg, Cl. B	1,580	191,179
Novo Nordisk, Cl. B	3,900	256,217
		447,396
Finland—1.4%		
Fortum	5,200	234,214
Nokia	16,700	647,453
		881,667
France—3.7%		
Alstom	1,210	260,029
AXA	5,830	233,442
BNP Paribas	3,254	353,067
Cap Gemini	2,660	167,212
Lafarge	2,503	455,563

Common Stocks (continued)	Shares	Value ($)
France (continued)		
Sanofi-Aventis	1,819	167,476
Total	5,348	444,312
Vivendi	5,045	231,437
		2,312,538
Germany—4.5%		
BASF	3,321	492,343
Bayerische Motoren Werke	2,390	147,969
Daimler	1,543	150,005
E.ON	1,150	244,764
Linde	1,211	160,129
MAN	2,020	336,056
Merck	1,770	228,482
RWE	1,170	164,201
Salzgitter	1,050	156,647
ThyssenKrupp	3,919	219,715
Wacker Chemie	1,130	326,591
Wincor Nixdorf	1,790	170,092
		2,796,994
Greece—.4%		
Coca-Cola Hellenic Bottling	5,230	**226,314**
Hong Kong—.5%		
Esprit Holdings	20,600	**306,481**
Ireland—.6%		
Allied Irish Banks	5,580	127,835
Kerry Group, Cl. A	7,140	229,009
		356,844
Italy—.9%		
ENI	9,713	355,697
Prysmian	8,980 a	221,730
		577,427
Japan—8.3%		
Aisin Seiki	4,300	179,391
Canon	5,000	232,766
INPEX Holdings	14	151,656
KDDI	18	134,073

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Kenedix	171	277,090
Marubeni	21,000	149,087
Mitsubishi	9,100	249,293
Mitsubishi Electric	25,000	261,415
Mitsui & Co.	21,000	444,628
Nikon	8,000	277,171
Nintendo	1,400	838,496
Nippon Sheet Glass	42,000	214,700
Nippon Yusen	21,300	169,332
Sony	5,200	288,630
Star Micronics	4,900	107,695
Takeda Pharmaceutical	4,500	264,682
Terumo	4,900	257,941
Toshiba	47,000	352,184
Toyota Motor	4,900	264,960
		5,115,190
Netherlands—1.4%		
ASML Holding	4,538 [a]	143,688
European Aeronautic Defence and Space	5,874	187,459
ING Groep	12,992	508,064
		839,211
Norway—.8%		
Norsk Hydro	11,200	160,121
Petroleum Geo-Services	5,350	155,486
Telenor	7,700 [a]	184,063
		499,670
Singapore—.3%		
Singapore Press Holdings	56,100	**175,434**
Spain—2.5%		
ACS-Actividades de Construccion y Servicios	6,200	368,443
Banco Santander	7,523	162,659
Inditex	3,520	216,231
Telefonica	20,490	665,587
Union Fenosa	2,160	145,855
		1,558,775

Common Stocks (continued)	Shares	Value ($)
Sweden—.6%		
Alfa Laval	3,150	177,454
TeliaSonera	22,300	208,802
		386,256
Switzerland—4.2%		
ABB	13,510	389,342
Baloise Holding	2,153	212,085
Holcim	2,881	308,742
Nestle	1,904	874,706
Roche Holding	3,299	570,090
Swatch Group	800	241,187
		2,596,152
United Kingdom—9.3%		
Amlin	34,071	202,090
AstraZeneca	2,819	121,423
British American Tobacco	12,340	485,251
Charter	9,850 [a]	155,570
Dana Petroleum	5,660 [a]	156,819
Firstgroup	15,160	243,645
GKN	21,390	120,061
Greene King	11,800	187,894
HBOS	13,403	196,079
International Power	49,491	446,730
Michael Page International	32,340	185,385
National Grid	9,390	155,874
Next	5,450	174,929
Prudential	11,690	165,667
Royal Dutch Shell, Cl. A	4,247	178,448
Royal Dutch Shell, Cl. B	5,280	219,645
SABMiller	11,930	336,237
Schroders	5,230	135,536
Shire	15,600	354,284
Tesco	48,921	464,711

Common Stocks (continued)	Shares	Value ($)
United Kingdom (continued)		
Tullet Prebon	17,520	163,636
William Morrison Supermarkets	32,671	209,392
Xstrata	9,426	666,036
		5,725,342
United States—50.5%		
Adobe Systems	24,215 [a]	1,034,707
Advance Auto Parts	27,923	1,060,795
Amazon.com	3,207 [a]	297,097
Amylin Pharmaceuticals	14,299 [a]	529,063
Apple	8,074 [a]	1,599,298
Autodesk	5,768 [a]	287,016
Avon Products	15,936	629,950
Best Buy	15,749	829,185
Broadcom, Cl. A	16,225 [a]	424,122
Cadbury Schweppes, ADR	12,738	628,875
Chevron	5,887	549,434
Cisco Systems	19,528 [a]	528,623
Citigroup	6,586	193,892
CME Group	746	511,756
Covance	3,046 [a]	263,845
Dean Foods	23,784	615,054
eBay	20,559 [a]	682,353
Electronic Arts	17,355 [a]	1,013,706
Estee Lauder Cos., Cl. A	7,214	314,603
Exxon Mobil	7,441	697,147
FedEx	2,071	184,671
Gap	71,998	1,532,117
Genentech	4,748 [a]	318,448
General Electric	11,928	442,171
Gilead Sciences	20,148 [a]	927,009
Google, Cl. A	2,309 [a]	1,596,627
Home Depot	9,784	263,581

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Janus Capital Group	14,620	480,267
Juniper Networks	21,679 ᵃ	719,743
KLA-Tencor	9,701	467,200
Kraft Foods, Cl. A	19,112	623,625
Maxim Integrated Products	16,511	437,211
Medtronic	6,062	304,737
MEMC Electronic Materials	6,920 ᵃ	612,351
Merck & Co.	8,998	522,874
Microsoft	22,252	792,171
Pharmaceutical Product Development	7,599	306,772
Royal Caribbean Cruises	12,281	521,206
Schering-Plough	19,193	511,302
Schlumberger	2,069	203,528
Starbucks	20,335 ᵃ	416,257
Sunoco	4,578	331,630
Tesoro	6,346	302,704
Thermo Fisher Scientific	16,186 ᵃ	933,608
Unum Group	41,796	994,327
Urban Outfitters	13,294 ᵃ	362,394
Verizon Communications	10,449	456,517
Wal-Mart Stores	17,291	821,841
Waste Management	21,702	709,004
Whole Foods Market	27,073	1,104,578
Yahoo!	10,050 ᵃ	233,763
		31,124,755
Total Common Stocks		
(cost $51,921,702)		**59,822,868**
Preferred Stocks–.8%		
Germany		
Fresenius		
(cost $359,899)	6,173	**513,484**

Exchange Traded Funds—2.7%	Shares	Value ($)
United States		
iShares MSCI EAFE Index Fund	10,645	835,633
Standard & Poor's Depository Receipts (Tr. Ser. 1)	5,460	798,307
Total Exchange Traded Funds (cost $1,677,274)		**1,633,940**
Total Investments (cost $53,958,875)	**100.5%**	**61,970,292**
Liabilities, Less Cash and Receivables	**(.5%)**	**(300,187)**
Net Assets	**100.0%**	**61,670,105**

ADR—American Depository Receipts

a Non-income producing security.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
United States	53.2	Belgium	.9
United Kingdom	9.3	Italy	.9
Japan	8.3	Norway	.8
Germany	5.3	Denmark	.7
Switzerland	4.2	Ireland	.6
France	3.7	Sweden	.6
Canada	2.8	Hong Kong	.5
Spain	2.5	Greece	.4
Australia	2.4	Austria	.3
Finland	1.4	Singapore	.3
Netherlands	1.4		**100.5**

† Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	53,958,875	61,970,292
Cash		1,071,897
Cash denominated in foreign currencies	214,744	219,524
Dividends and interest receivable		92,714
Receivable for shares of Common Stock subscribed		53,078
Prepaid expenses		29,855
Other assets		162,362
		63,599,722
Liabilities ($):		
Due to Founders Asset Management LLC and affiliates–Note 3(c)		142,122
Payable for shares of Common Stock redeemed		1,559,679
Directors' deferred compensation		162,362
Interest payable–Note 2		84
Accrued expenses		65,370
		1,929,617
Net Assets ($)		**61,670,105**
Composition of Net Assets ($):		
Paid-in capital		93,492,182
Accumulated investment (loss)–net		(64,909)
Accumulated net realized gain (loss) on investments		(39,789,346)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		8,032,178
Net Assets ($)		**61,670,105**

Net Asset Value Per Share	Class A	Class B	Class C	Class F	Class I	Class T
Net Assets ($)	1,938,059	540,672	730,277	56,943,405	1,389,063	128,629
Shares Outstanding	102,780	30,564	42,025	3,007,722	70,863	7,324
Net Asset Value Per Share ($)	**18.86**	**17.69**	**17.38**	**18.93**	**19.60**	**17.56**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2007

Investment Income ($):	
Income:	
Dividends (net of $72,955 foreign taxes withheld at source):	
Unaffiliated issuers	1,017,639
Affiliated issuers	5,278
Interest	6,794
Total Income	**1,029,711**
Expenses:	
Investment advisory fee—Note 3(a)	651,829
Shareholder servicing costs—Note 3(c)	169,222
Distribution fees—Note 3(b)	130,027
Accounting fees—Note 3(c)	52,413
Custodian fees—Note 3(c)	37,263
Registration fees	33,686
Directors' fees and expenses—Note 3(d)	33,646
Professional fees	28,439
Prospectus and shareholders' reports	19,753
Interest expense—Note 2	3,438
Miscellaneous	26,459
Total Expenses	**1,186,175**
Less—reduction in investment advisory fee—Note 3(a)	(24,132)
Less—reduction in accounting fees—Note 3(c)	(12,042)
Less—reduction in custody fees due to earnings credits—Note 1(c)	(15,148)
Less—expense offset to broker commissions—Note 1	(2,544)
Net Expenses	**1,132,309**
Investment (Loss)—Net	**(102,598)**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	11,192,976
Net realized gain (loss) on forward currency exchange contracts	(57,217)
Net Realized Gain (Loss)	**11,135,759**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	(3,881,641)
Net Realized and Unrealized Gain (Loss) on Investments	**7,254,118**
Net Increase in Net Assets Resulting from Operations	**7,151,520**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2007[a]	2006
Operations ($):		
Investment (loss)–net	(102,598)	(221,632)
Net realized gain (loss) on investments	11,135,759	9,108,976
Net unrealized appreciation (depreciation) on investments	(3,881,641)	1,144,647
Net Increase (Decrease) in Net Assets Resulting from Operations	**7,151,520**	**10,031,991**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	724,777	984,635
Class B shares	140,383	29,902
Class C shares	415,442	127,049
Class F shares	9,650,997	2,375,671
Class I shares	868,350	876,169
Class T shares	164,133	3,754
Cost of shares redeemed:		
Class A shares	(611,856)	(170,595)
Class B shares	(478,611)	(1,222,465)
Class C shares	(112,362)	(101,092)
Class F shares	(13,444,416)	(10,595,986)
Class I shares	(2,093,396)	(601,168)
Class T shares	(75,238)	(13,950)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(4,851,797)**	**(8,308,076)**
Total Increase (Decrease) in Net Assets	**2,299,723**	**1,723,915**
Net Assets ($):		
Beginning of Period	59,370,382	57,646,467
End of Period	**61,670,105**	**59,370,382**
Undistributed investment (loss)–net	(64,909)	(87,166)

| | Year Ended December 31, | |
	2007[a]	2006
Capital Share Transactions:		
Class A[b]		
Shares sold	39,153	64,493
Shares redeemed	(33,766)	(10,658)
Net Increase (Decrease) in Shares Outstanding	**5,387**	**53,835**
Class B[b]		
Shares sold	7,967	2,062
Shares redeemed	(28,571)	(83,719)
Net Increase (Decrease) in Shares Outstanding	**(20,604)**	**(81,657)**
Class C		
Shares sold	24,153	8,673
Shares redeemed	(6,627)	(7,336)
Net Increase (Decrease) in Shares Outstanding	**17,526**	**1,337**
Class F		
Shares sold	558,552	153,883
Shares redeemed	(744,216)	(689,269)
Net Increase (Decrease) in Shares Outstanding	**(185,664)**	**(535,386)**
Class I		
Shares sold	45,705	56,296
Shares redeemed	(108,088)	(38,898)
Net Increase (Decrease) in Shares Outstanding	**(62,383)**	**17,398**
Class T		
Shares sold	9,814	268
Shares redeemed	(4,088)	(936)
Net Increase (Decrease) in Shares Outstanding	**5,726**	**(668)**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *During the period ended December 31, 2007, 14,394 Class B shares representing $242,292 were automatically converted to 13,585 Class A shares and during the period ended December 31, 2006, 44,212 Class B shares representing $652,334 were automatically converted to 42,063 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
Class A Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	16.91	14.21	12.82	11.38	8.32
Investment Operations:					
Investment (loss)−net	(.05)a	(.06)a	(.02)a	(.21)	(.10)
Net realized and unrealized gain (loss) on investments	2.00	2.76	1.41	1.65	3.16
Total from Investment Operations	1.95	2.70	1.39	1.44	3.06
Net asset value, end of period	18.86	16.91	14.21	12.82	11.38
Total Return (%)b	11.41	19.07	10.84	12.65	36.78
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.94	1.97	1.98	1.83	2.04
Ratio of net expenses to average net assets	1.86	1.93	1.92	1.81	2.03
Ratio of net investment (loss) to average net assets	(.28)	(.39)	(.19)	(.18)	(.55)
Portfolio Turnover Rate	117	114	120	130	138
Net Assets, end of period ($ x 1,000)	1,938	1,647	619	519	656

a   *Based on average shares outstanding at each month end.*
b   *Exclusive of sales charge.*
See notes to financial statements.

Class B Shares	Year Ended December 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	16.00	13.58	12.33	11.02	8.12
Investment Operations:					
Investment (loss)–net	(.18)a	(.16)a	(.11)a	(.09)	(.16)
Net realized and unrealized gain (loss) on investments	1.87	2.58	1.36	1.40	3.06
Total from Investment Operations	1.69	2.42	1.25	1.31	2.90
Net asset value, end of period	17.69	16.00	13.58	12.33	11.02
Total Return (%)b	10.49	17.89	10.14	11.89	35.71
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.75	2.84	2.72	2.54	2.82
Ratio of net expenses to average net assets	2.68	2.79	2.66	2.52	2.80
Ratio of net investment (loss) to average net assets	(1.09)	(1.13)	(.93)	(.87)	(1.30)
Portfolio Turnover Rate	117	114	120	130	138
Net Assets, end of period ($ x 1,000)	541	819	1,803	2,061	1,821

a   *Based on average shares outstanding at each month end.*
b   *Exclusive of sales charge.*
See notes to financial statements.

Class C Shares	Year Ended December 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	15.71	13.31	12.08	10.81	7.96
Investment Operations:					
Investment (loss)–net	(.19)a	(.15)a	(.07)a	(.20)	(.20)
Net realized and unrealized gain (loss) on investments	1.86	2.55	1.30	1.47	3.05
Total from Investment Operations	1.67	2.40	1.23	1.27	2.85
Net asset value, end of period	17.38	15.71	13.31	12.08	10.81
Total Return (%) b	10.63	18.03	10.18	11.75	35.80
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.75	2.76	2.72	2.62	2.84
Ratio of net expenses to average net assets	2.63	2.71	2.66	2.59	2.82
Ratio of net investment (loss) to average net assets	(1.11)	(1.10)	(.93)	(.97)	(1.34)
Portfolio Turnover Rate	117	114	120	130	138
Net Assets, end of period ($ x 1,000)	730	385	308	272	271

a   *Based on average shares outstanding at each month end.*
b   *Exclusive of sales charge.*
See notes to financial statements.

Class F Shares	Year Ended December 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	16.96	14.26	12.86	11.41	8.33
Investment Operations:					
Investment (loss)–net	(.03)a	(.05)a	(.02)a	(.21)	(.13)
Net realized and unrealized gain (loss) on investments	2.00	2.75	1.42	1.66	3.21
Total from Investment Operations	1.97	2.70	1.40	1.45	3.08
Net asset value, end of period	18.93	16.96	14.26	12.86	11.41
Total Return (%)	11.62	18.93	10.89	12.71	36.97
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.80	2.03	1.96	1.80	1.98
Ratio of net expenses to average net assets	1.72	1.98	1.91	1.77	1.97
Ratio of net investment (loss) to average net assets	(.14)	(.38)	(.17)	(.13)	(.47)
Portfolio Turnover Rate	117	114	120	130	138
Net Assets, end of period ($ x 1,000)	56,943	54,158	53,184	61,038	70,566

a   *Based on average shares outstanding at each month end.*
See notes to financial statements.

Class I Shares	Year Ended December 31,				
	2007 [a]	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	17.54	14.69	13.13	11.60	8.44
Investment Operations:					
Investment income (loss)−net	(.01)[b]	.01[b]	.05[b]	.03	.00[c]
Net realized and unrealized gain (loss) on investments	2.07	2.84	1.51	1.50	3.16
Total from Investment Operations	2.06	2.85	1.56	1.53	3.16
Net asset value, end of period	19.60	17.54	14.69	13.13	11.60
Total Return (%)	11.75	19.40	11.88	13.19	37.44
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.69	1.62	1.47	1.39	1.53
Ratio of net expenses to average net assets	1.60	1.58	1.44	1.37	1.51
Ratio of net investment income (loss) to average net assets	(.04)	.02	.35	.28	(.03)
Portfolio Turnover Rate	117	114	120	130	138
Net Assets, end of period ($ x 1,000)	1,389	2,337	1,701	24,665	21,404

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
See notes to financial statements.

Class T Shares	Year Ended December 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	15.79	13.31	12.05	10.73	7.89
Investment Operations:					
Investment (loss)−net	(.10)a	(.08)a	(.07)a	(.36)	(.14)
Net realized and unrealized gain (loss) on investments	1.87	2.56	1.33	1.68	2.98
Total from Investment Operations	1.77	2.48	1.26	1.32	2.84
Net asset value, end of period	17.56	15.79	13.31	12.05	10.73
Total Return (%)b	11.21	18.63	10.46	12.30	35.99
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.11	2.23	2.35	2.16	2.56
Ratio of net expenses to average net assets	2.02	2.19	2.30	2.14	2.54
Ratio of net investment (loss) to average net assets	(.55)	(.57)	(.56)	(.50)	(1.05)
Portfolio Turnover Rate	117	114	120	130	138
Net Assets, end of period ($ x 1,000)	129	25	30	54	61

a   *Based on average shares outstanding at each month end.*
b   *Exclusive of sales charge.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Founders Worldwide Growth Fund (the "fund") is a separate diversified series of Dreyfus Founders Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering six series, including the fund. The fund's investment objective is to seek long-term growth of capital through investments in foreign and U.S. companies. Founders Asset Management LLC ("Founders") serves as the fund's investment adviser. During the first half of the reporting period, Founders was an indirect, wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Founders became an indirect, wholly-owned subsidiary of BNY Mellon.

The Company's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The eligibility requirements for Class I shares remained the same as for Class R shares.

MBSC Securities Corporation (the "Distributor"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus"), an affiliate of Founders, is the distributor of the fund's shares. The fund is authorized to issue up to 550 million shares of Common Stock, par value $ .01 per share, in the following classes of shares: Class A, Class B, Class C, Class F, Class I and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, although the shares may be purchased at net asset value ("NAV") without a sales charge by certain categories of investors. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class F and Class I shares are sold at NAV per share. Class F shares are sold only to Class F grandfathered investors, and Class I shares are sold only to eligible institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class. Income and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Each class of the fund bears expenses incurred specifically on its behalf and, in addition, each class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the class. The type of expense determines the allocation method.

The Company's Board of Directors has authorized the payment of certain fund expenses with commissions on fund portfolio transactions. These commissions increase miscellaneous expenses and are included in the expense offset to broker commissions in the Statement of Operations.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on NASDAQ, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. New York closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's Board of Directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market.

Registered open-end investment companies that are not traded on an exchange are valued at their NAV.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's Board of Directors or pursuant to procedures approved by the Board of Directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the fund calculates its NAV, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using calculations based on indexes of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign securities and currency transactions: The fund normally will invest a significant portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the fund executes a foreign security transaction, the fund may enter into a foreign currency contract to settle the foreign security transaction. The fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

The accounting records of the fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with net unrealized appreciation (depreciation) from investments and foreign currency transactions in the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank, Mellon Bank, N.A. ("Mellon Bank"), whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes any earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by Founders or its affiliates are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: No provision has been made for federal income taxes since it is the policy of the fund to continue to comply with the requirements of Subchapter M of the Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The fund is treated as a separate tax entity for federal income tax purposes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended December 31, 2007.

The fund is not subject to examination by U.S. Federal, State and City tax authorities for the tax years before 2004.

At December 31, 2007, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $39,639,243 and unrealized appreciation $7,841,897.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2007. If not applied, $14,296,069 of the carryover expires in fiscal 2009, $22,200,649 expires in fiscal 2010 and $3,142,525 expires in fiscal 2011.

During the period ended December 31, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for foreign currency transactions and net operating losses, the fund increased accumulated undistributed investment income-net by $124,855, decreased accumulated net realized gain (loss) on investments by $8,783 and decreased paid-in capital by $116,072. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. The borrowings by each series of the Company are limited to the lesser of (a) $25 million, or (b) the lesser of 25% of the series' total net assets or the maximum amount which the series is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $25 million cap on the total LOC. Each series agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC.

The average daily amount of borrowings outstanding under the LOC during the period ended December 31, 2007, was approximately $60,000, with a related weighted average annualized interest rate of 5.73%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) In accordance with an investment advisory agreement between the Company and Founders, the fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the fund's net assets. The fee is 1% of the first $250 million of net assets, .80% of the next $250 million of net assets and .70% of net assets in excess of $500 million. For the period from September 14, 2007 through September 13, 2008, Founders has agreed to waive 12.5% of its investment advisory fee for the Fund. This waiver will end on September 14, 2008, and on that date, the Fund's contractual investment advisory fee will again be in effect. The reduction in investment advisory fee amounted to $24,132 during the period ended December 31, 2007.

During the period ended December 31, 2007, the Distributor retained $534 and $1 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $253 and $8 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under a Distribution Plan (the "Class B, C and T Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of their average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended December 31, 2007, Class B, Class C and Class T shares were charged $4,400, $3,595 and $322 respectively, pursuant to the Class B, C and T Plan.

The fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the Act applicable to its Class F shares (the "Class F Plan"). Under the Class F Plan, the fund is authorized to reimburse the Distributor for expenses paid for distributing or servicing its Class F shares at an annual rate of up to .25% of the value of the average daily net assets of the fund's Class F shares. During the period ended December 31, 2007, Class F shares were charged $121,710 pursuant to the Class F Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended December 31, 2007, Class A, Class B, Class C and Class T shares were charged $4,565, $1,467, $1,198 and $322, respectively, pursuant to the Shareholder Services Plan.

The Company has a shareholder services agreement with the Distributor, whereby the fund has agreed to compensate the Distributor for providing certain shareholder servicing functions to holders of Class F shares. The fund paid the Distributor a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the period ended December 31, 2007, Class F shares were charged $69,350 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the fund's Class F shares are paid by the Distributor. The out-of-pocket charges from DTI are paid by the fund. During the period ended December 31, 2007, Class F shares were charged $22,590 for out-of-pocket transfer agent charges.

The fees charged by DTI with respect to the fund's Class A, Class B, Class C, Class I and Class T shares are paid by the fund. These transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the period ended December 31, 2007 were $6,331.

The fund compensates Mellon Bank, an affiliate of Founders, under a custody agreement for providing custodial services for the fund. During the period ended December 31, 2007, the fund was charged $37,263 pursuant to the custody agreement.

The fund also pays Mellon Bank for certain cash management services. These fees are included in the out-of-pocket transfer agency charges above.

The fund has agreed to compensate Dreyfus for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed by applying the following rates, as applicable, to the domestic assets and foreign assets, with the proportions of domestic and foreign assets recalculated monthly, plus reasonable out-of-pocket expenses.

On Assets in Excess of ($)	But Not Exceeding ($)	Domestic Fee (%)	Foreign Fee (%)
0	500 million	.06	.10
500 million	1 billion	.04	.065
1 billion		.02	.02

Dreyfus has contractually agreed in writing to waive any fees received for these services to the extent they exceed its costs in providing the services and a reasonable allocation of Founders' costs related to the support and oversight of these services. During the period ended December 31, 2007, Dreyfus waived $12,042.

The components of "Due to Founders Asset Management LLC and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $53,867, Rule 12b-1 distribution plan fees $12,488, shareholder services plan fees $60,409, custodian fees $15,178, transfer agency per account fees $840 and accounting fees $4,239, which are offset against a reduction in investment advisory fee currently in effect in the amount of $4,899.

(d) Annual retainer fees and attendance fees for the Company's Board of Directors are allocated to each series of the Company based on net assets. The Company's Board of Directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Company's series. The amount paid to the director under the plan will be determined based upon the performance of the selected series. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation in the Statement of Assets and Liabilities. Changes in market value are included in the directors' fees and expenses and the net change in unrealized appreciation (depreciation) of investments in the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the fund.

Certain officers of the Company are also officers and/or directors of Founders or its affiliates, which pay their compensation. The affairs of the fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's Board of Directors.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended December 31, 2007, amounted to $74,502,768 and $78,437,667, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates.

The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At December 31, 2007, there were no open forward currency exchange contracts outstanding.

At December 31, 2007, the cost of investments for federal income tax purposes was $54,134,182; accordingly, accumulated net unrealized appreciation on investments was $7,836,110, consisting of $10,175,961 gross unrealized appreciation and $2,339,851 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Founders Worldwide Growth Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Founders Worldwide Growth Fund (one of the funds comprising Dreyfus Founders Funds, Inc.), as of December 31, 2007, and the related statement of operations, the statement of changes in net assets and financial highlights for the year then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The statement of changes in net assets of Dreyfus Founders Worldwide Growth Fund for the year ended December 31, 2006 and the financial highlights for each of the indicated periods through December 31, 2006, were audited by other auditors whose report dated February 23, 2007, expressed an unqualified opinion on the statement and financial highlights.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities as of December 31, 2007 by correspondence with the custodian. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Founders Worldwide Growth Fund at December 31, 2007, and the results of its operations, the changes in its net assets and the financial highlights for the year then ended, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
February 21, 2008

FACTORS CONSIDERED IN RENEWING
THE ADVISORY AGREEMENT (Unaudited)

At a meeting of the board of directors of Dreyfus Founders Funds, Inc. (the "Funds" and, in reference to any one of the Funds' portfolios, a "Fund") held on August 15 and 16, 2007, the Funds' directors unanimously approved the continuation of the Investment Advisory Agreement ("management agreement") between each of the Funds and Founders Asset Management LLC, the Funds' investment adviser ("Founders"), for a one-year term ending August 31, 2008. The board of directors of the Funds ("board") is comprised entirely of individuals who have no affiliation with Founders or any affiliates of Founders (the "directors").

Prior to the directors' August 2007 meeting, Founders had provided the directors with extensive materials related to the renewal of the management agreement, including performance and expense information for other investment companies with similar investment objectives to each Fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the directors discussed the proposed continuance of the management agreement with the senior management personnel of Founders. At the conclusion of these discussions, the directors and their independent counsel met in a private session at which no representatives of Founders were present, to continue their discussion of continuance of the agreement. In determining to continue the management agreement, the directors considered all factors which they believed to be relevant, including the following:

Nature, Extent and Quality of Services Provided and to be Provided by Founders

The directors recognized that they have had the opportunity to evaluate the investment and non-investment related services which Founders and its affiliates provide to the Funds primarily through their quarterly review of all of the operations of the Funds during Fund committee and Fund board meetings held throughout the past twelve months. At each such meeting, extensive discussions of Fund operations are held with senior management personnel of Founders and a large volume of documentation with respect to these operations is provided to and reviewed by the directors. Such discussions and documentation afford the directors the continual opportunity to evaluate the nature, extent, and quality of the services provided by Founders and its affiliates to the Funds.

The directors were satisfied that Founders is managing the investment of the assets of the Funds in accordance with each Fund's respective investment objective, policies and restrictions, subject to the directors' overall supervision.

The directors considered that Founders also provides many non-investment related services to the Funds in fulfilling its responsibilities under the management agreement.

Following their discussion and review, the directors reached the following conclusions:

- That the breadth and quality of investment advisory and other services being provided to the Funds are satisfactory, as evidenced in part by the performance records of the Funds, to which the directors gave significant attention as indicated below; and

- That the directors are satisfied not only with the research, long-term portfolio management, and trading services being provided to the Funds, but also recognize that Founders or its affiliates have provided the highest quality accounting, compliance and regulatory, administrative, underwriting, custody, shareholder, transfer agent and cash management services to the Funds, while charging fair, reasonable and competitive fees.

Investment Performance

On a quarterly basis, the directors hold meetings with representatives of the portfolio management team for each Fund (usually a portfolio manager), during which each representative reviews, among other items, performance information, attribution analyses, and the portfolio manager's investment outlook. The directors also receive written monthly and quarterly performance information for each Fund. These written quarterly reports include comparisons of each Fund's performance with its respective Lipper category and one or more benchmark indexes, as well as a comparable exchange-traded fund, for the most recent quarter and one-, three- and five-year periods, as well as for the portfolio manager's tenure.

In conjunction with their consideration of renewal of the management agreement, the directors received a more detailed performance report about each Fund from Lipper. These reports compared each Fund's performance to both a relatively small group of similar funds selected by Lipper (the "Lipper performance group"), as well as to all funds in the applicable Lipper category (the "Lipper performance universe").

The performance of Worldwide Growth Fund's Class F shares placed in the top two quintiles of its Lipper performance group and the Lipper global large-cap growth fund performance universe for the one-and three-year periods ended December 31, 2006. The performance of the Fund's Class F shares placed in the third quintile of its Lipper performance universe for the one-, three- and five-year periods ended June 30, 2007. The Fund's Class F shares outperformed its benchmark growth index for the one-, three- and five-year periods ended June 30, 2007. The directors deemed these relative performance results to be satisfactory, but stressed the importance to Founders of the need for the Fund to continue to seek to maintain a strong performance record.

After consideration of all relevant information and data, the directors concluded that although past performance cannot be a guaranty of future performance, each Fund and its shareholders would continue to benefit from Founders' investment management of the Fund. The directors further determined:

- That although certain of the Funds have experienced performance difficulties, Founders has focused its efforts upon improving the performance records of the Funds and will continue to seek improvement; and

- That the materials provided by Lipper demonstrated that most of the Funds maintained satisfactory performance quintile rankings in their respective comparison groups and comparison universes, with five of seven Funds placing in the top two quintiles of their respective Lipper performance universes for the one-year period ended December 31, 2006, and four placing in the top two quintiles for the three years ended December 31, 2006.

Costs of the Services to be Provided and Profits to be Realized by Founders and Its Affiliates from Founders' Relationship With the Funds

The directors recognized that on a quarterly basis, they receive information with respect to each Fund's expenses. The directors carefully review and discuss the expense ratios for all classes of shares of each Fund at each of their quarterly meetings throughout the year.

In conjunction with their annual consideration of renewal of the Funds' management agreement and other service arrangements, the directors received detailed information from Lipper which compared each Fund's management fees and other expenses with those of a group of similar funds selected by Lipper (the "Lipper expense group"), as well as summary information comparing each Fund's management fees and expenses with those of the funds in its Lipper performance universe with load structures similar to that of the Funds (the "Lipper expense universe").

The directors noted that for the period ended December 31, 2006, Worldwide Growth Fund's management fees ranked in the third quintile of its Lipper expense group, with the Fund's fees the eighth lowest of 14 "peer funds." The Fund's contractual management fees at a common asset level were determined by Lipper to be lower than six of the 14 funds in its group. The Fund's management fees were in the fourth quintile of its Lipper expense universe.

The directors also considered information provided by Lipper with respect to the profitability of the investment management activities conducted by a number of publicly-held corporations. Lipper also prepared an analysis providing detailed information with respect to the types of services rendered to various mutual fund complexes under their respective investment advisory contracts, including the services provided by Founders to the Funds under the management agreement.

The directors had been provided with extensive materials with respect to the profitability derived by Founders from providing investment advisory and other services to the Funds as a group and to each Fund individually.

The directors further considered certain indirect benefits received by Founders and its affiliates as a result of Founders' provision of investment advisory services to the Funds. These included the following:

- Since Founders manages a non-Fund account in a style that is similar to that used for one of the Funds (and for portions of certain other Funds), and employees of Founders manage other non-Fund accounts in a similar style in their capacities as employees of the affiliates, Founders and its affiliates realize efficiencies in performing the portfolio management, trading and operational functions related to those non-Fund accounts;

- The Funds' brokerage transactions may be executed with brokers that provide research and brokerage services to Founders and its affiliates. These research and brokerage services may be useful to Founders and its affiliates in providing investment advisory services to any of the clients they advise, including the Funds; and

- Affiliates of Founders receive various fees for providing accounting, underwriting, shareholder, transfer agency, custody and cash management services to the Funds.

After deliberation and discussion of Fund fees and expenses, the directors determined:

- That upon review of the advisory fee structures of the Funds in comparison with the competitive expense groups and expense universes selected by Lipper, the levels of investment advisory fees paid by the Funds were deemed to be competitive;

- That the expense ratios of the Funds are competitive and that Founders continually reviews each Fund's total expense ratio and has initiated voluntarily expense caps and fee waivers for certain Funds to reduce their expense ratios;

- That five of the seven Funds' expense ratios decreased or remained the same for all or most of their share classes in 2006 as compared to those experienced in 2005, in some instances as a result of increases in Fund assets; and

- That the comparative fee and expense information included in the materials provided by Lipper supports the determination that the advisory and other fees payable by the Funds to Founders and its affiliates are essentially fees which would be similar to those that would have resulted solely from "arm's-length" bargaining.

With respect to profitability to Founders, the directors reviewed the adviser profitability analysis provided by Lipper, which demonstrated that Founders' 2006 profitability from providing management services to the Funds was reasonable in comparison to the entities included in the Lipper analysis.

The directors were also advised by independent counsel of the profitability percentage ranges which court cases have found acceptable and determined that Founders' profitability percentage for providing management and other services to the Funds was reasonable.

The directors concluded that Founders' profits from providing management services to the Funds were reasonable in relationship to the overall services which Founders provides.

Economies of Scale

The directors reviewed information provided by Founders which summarized the extent, if any, that both Founders and the Funds would achieve certain economies of scale if the assets of the Funds were to increase.

After review and discussion, the directors considered the extent to which economies of scale and common management are shared with each Fund, including the economies that would be realized from the growth of each Fund's assets. After such consideration, the directors determined that all of the Funds have structured breakpoints in their advisory fees, which result in fee reductions as the assets of each Fund reach defined levels, and that such fee reductions, when implemented, would benefit all of the applicable Fund's shareholders through decreases in the Fund's expense ratio.

Dedication to Regulatory Requirements and Restrictions

An important factor in the directors' consideration of renewal of the Funds' management agreement with Founders included the directors' recognition of the dedication by Founders of stringent adherence to regulatory requirements and restrictions. The directors determined that Founders is dedicated to compliance with all applicable rules and regulations and that the systems of controls which are in place to ensure that the service providers to the Funds, including Founders, and the Funds themselves, maintain strict adherence to the law are excellent.

Overall Conclusions

The directors determined that they are generally satisfied with the performance of the Funds and with the quality of the advisory and other services being provided by Founders and its affiliates to the Funds. The directors recognized that efforts are being and will continue to be made to improve the Funds' performance and to maintain Fund expense ratios at reasonable and competitive levels.

The directors concluded that continuation of the current management agreement between each Fund and Founders, which would enable each Fund to continue to receive investment advisory services from Founders, is in the best interests of each Fund and its shareholders, the services to be performed under the management agreement are services required for the operations of the Funds, Founders has provided satisfactory investment management services to the Funds in the past, and the fees for the management services which Founders will perform will be within the range of what would have been negotiated at arm's length in light of the circumstances.

YOUR BOARD REPRESENTATIVES (Unaudited)

The Board of Directors of the Company oversees all six Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 74. Year elected to the Board: 1970

Board Chairman. Founding Chairman, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank, Houston. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation. Chairman-elect, University of Texas Health Science Center.

Alan S. Danson, 68. Year elected to the Board: 1991

Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.

Robert P. Mastrovita, 63. Year elected to the Board: 1998

Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy. Director, King Caesar Foundation.

Trygve E. Myhren, 71. Year elected to the Board: 1996

President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, AdPay, Inc. Trustee, Executive Committee and Chairman of Faculty Education Affairs Committee, the University of Denver. Trustee, Denver Art

Museum. Member, Colorado FORUM and Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Time Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987). Chief of Mission, 2006 Paralympic Games, Torino/Sestrierre, Italy.

George W. Phillips, 69. Year elected to the Board: 1998

Retired. Vice Chairman of the Board and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Martha A. Solis-Turner, 47. Year elected to the Board: 2005

Formerly, Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc. Board member and Treasurer, Mile High Montessori Early Learning Centers (2002 to present), and formerly, Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center, both of which are non-profit organizations.

Principal Officers

J. David Officer, 59. President and Principal Executive Officer of the Funds since 2007. Chief Operating Officer, Vice Chairman and a Director of Dreyfus, and an officer of 78 investment companies (comprised of 163 portfolios) managed by Dreyfus. He has been an employee of Dreyfus since 1998.

Denise B. Kneeland, 56. Vice President of the Funds since 2008. Assistant Vice President (since 1996) and Secretary (since 2007) of the Mellon Institutional Funds Investment Trust. First Vice President and Manager, Mutual Funds Operations, BNY Mellon Asset Management (since 2006). Formerly, Vice President and Manager, Mutual Funds Operations, Standish Mellon Asset Management Company, LLC (1996 to 2001).

Kenneth R. Christoffersen, 52. Vice President of the Funds since 2008, and Secretary since 2000 (and from 1996 to 1998). Founders' Senior Vice President - Legal, General Counsel and Secretary. Assistant Secretary of the Distributor since 2003. Employed by Founders and its predecessor company since 1996.

Steven M. Anderson, 42. Treasurer and Principal Financial and Accounting Officer of the Funds since 2007. Vice President (since 1999), Treasurer (since 2002) and Chief Financial Officer of Mellon Institutional Funds Investment Trust. Vice President and Mutual Funds Controller, BNY Mellon Asset Management (since 2003). Formerly, Assistant Vice President and Mutual Funds Controller, Standish Mellon Asset Management Company, LLC (2000 to 2003).

Janelle E. Belcher, 49. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President - Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

David T. Buhler, 36. Assistant Secretary since 2007. Founders' Associate General Counsel and Assistant Secretary since 2006. Formerly, Counsel for Great-West Life & Annuity Insurance Company (1997-2006), and Chief Compliance Officer for Greenwood Investments, LLC (2002 - 2006).

Robert S. Robol, 43. Assistant Treasurer since 2006. Senior Accounting Manager - Taxable Fixed Income Funds of Dreyfus, and an officer of 79 investment companies (comprised of 180 portfolios) managed by Dreyfus. Employed by Dreyfus since 1988.

Robert Salviolo, 40. Assistant Treasurer since 2007. Senior Accounting Manager - Foreign Equity Funds of Dreyfus, and an officer of 79 investment companies (comprised of 180 portfolios) managed by Dreyfus. Employed by Dreyfus since 1989.

Robert Svagna, 40. Assistant Treasurer since 2006. Senior Accounting Manager - Equity Funds of Dreyfus, and an officer of 79 investment companies (comprised of 180 portfolios) managed by Dreyfus. Employed by Dreyfus since 1990.

William G. Germenis, 37. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class I, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of the Distributor and AMLCO of 75 investment companies (comprised of 176 portfolios) managed by Dreyfus. Employed by the Distributor since 1998.

The directors and officers may be contacted at Founders' address appearing on the back cover, except for Messrs. Officer, Robol, Salviolo, Svagna and Germenis, who can be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166, and Mr. Anderson and Ms. Kneeland, who can be contacted at BNY Mellon Asset Management, One Boston Place, Boston, Massachusetts 02108. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling 1-800-525-2440 (Class F shareholders) or 1-800-554-4611 (all other shareholders).

For More Information

Dreyfus Founders Worldwide Growth Fund

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

For Class F shareholders

Ticker Symbol: FWWGX

Telephone Call your financial representative or 1-800-525-2440

Mail Dreyfus Founders Funds, Inc.
       P.O. Box 55360, Boston, MA 02205-8252

For Class A, B, C, I and T shareholders

Ticker Symbols: Class A: FWWAX   Class B: FWWBX   Class C: FWWCX
                        Class I: FWWRX   Class T: FWWTX

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
       144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2008 MBSC Securities Corporation   0351AR1207